     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1998
                                                      REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                         LEVEL 3 COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
        DELAWARE               1221, 4813, 7374            47-0210602
     (STATE OR OTHER          (PRIMARY STANDARD         (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION    IDENTIFICATION NO.)
    INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)

                               ----------------

           3555 FARNAM STREET, OMAHA, NEBRASKA 68131, (402) 536-3677 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                          TERRENCE J. FERGUSON, ESQ.
                        SENIOR VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                              3555 FARNAM STREET
                             OMAHA, NEBRASKA 68131
                                (402) 536-3677
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                WITH A COPY TO:
                           JOHN S. D'ALIMONTE, ESQ.
                           WILLKIE FARR & GALLAGHER
                              787 SEVENTH AVENUE
                         NEW YORK, NEW YORK 10019-6099
                                (212) 728-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.[_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
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
                                                                  PROPOSED
                                                PROPOSED           MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF       AMOUNT TO         MAXIMUM          AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED  BE REGISTERED  OFFERING PRICE(1) OFFERING PRICE(1)     FEE
--------------------------------------------------------------------------------------------
 9 1/8% Senior Notes Due
  2008..................     $2,000,000,000       100%         $2,000,000,000     $590,000

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(1) Estimated solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 9, 1998

PROSPECTUS

                          LEVEL 3 COMMUNICATIONS, INC.

  OFFER TO EXCHANGE $1,000 IN PRINCIPAL AMOUNT OF 9 1/8% SENIOR NOTES DUE 2008 FOR EACH $1,000 IN PRINCIPAL AMOUNT OF OUTSTANDING 9 1/8% SENIOR NOTES DUE 2008

                                  -----------

  Level 3 Communications, Inc., a Delaware corporation ("Level 3" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $2,000,000,000 in aggregate principal amount of its 9 1/8% Senior Notes Due 2008 (the "New Notes") for up to $2,000,000,000 in aggregate principal amount of its outstanding 9 1/8% Senior Notes Due 2008 (the "Original Notes" and, together with the New Notes, the "Notes") that were issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

  The terms of the New Notes are substantially identical in all respects to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will be freely transferable by holders thereof (except as provided below) and not bear a legend regarding restrictions on transfer, (ii) holders of the New Notes will not be entitled to certain rights of the holders of the Original Notes under the Registration Agreement (as defined), which rights with respect to the Original Notes will terminate on consummation of the Exchange Offer and (iii) the New Notes will not contain any provisions regarding the payment of Special Interest (as defined). The New Notes will be issued under the Indenture (as defined) governing the Original Notes.

  Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Original Note surrendered in exchange therefor or, if no interest has been paid on such Original Note, from the date of original issuance of such Original Note. Interest on the Notes will accrue at a rate of 9 1/8% per annum and will be payable in cash semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 1998, to the persons who are registered holders of the Notes at the close of business on the preceding April 15 or October 15, as the case may be. The Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time on or after May 1, 2003, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth herein, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, at any time or from time to time prior to May 1, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price of 109.125% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more
                                             (Cover continued on following page)

                                  -----------

  SEE "RISK FACTORS" ON PAGE 10 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION OR  ANY  STATE  SECURITIES  COMMISSION  NOR HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
      PASSED  UPON  THE ACCURACY  OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

The date of this Prospectus is       , 1998
private placements to persons other than affiliates of the Company or underwritten public offerings of common stock of the Company resulting in gross proceeds of at least $100 million in the aggregate. Within 30 days of the occurrence of a Change of Control Triggering Event (as defined), the Company will be required to make an Offer to Purchase (as defined) all outstanding Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the purchase date. There can be no assurance that the Company will have the financial resources necessary to purchase the Notes in such circumstances. See "Description of the Notes--Optional Redemption" and "--Certain Covenants--Change of Control Triggering Event."

  The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company, and will be senior in right of payment to all existing and future indebtedness of the Company expressly subordinated in right of payment to the Notes. The Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. The Company is a holding company that conducts substantially all its operations through subsidiaries, and the Notes will be effectively subordinated to all obligations of the Company's subsidiaries (including trade payables). The Indenture permits the Company and its subsidiaries to incur substantial amounts of additional debt and other liabilities, including in connection with the implementation of the Business Plan (as defined). See "Description of the Notes."

  The Original Notes were originally issued and sold on April 28, 1998 in a transaction exempt from registration under the Securities Act (the "Initial Offering"). Accordingly, the Original Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder to satisfy certain obligations of the Company under the Registration Agreement. Based upon interpretations by the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Original Notes directly from the Company or (iii) a broker-dealer who acquired Original Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal accompanying this Prospectus (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the date of this Prospectus and ending on the close of business on the day that is 180 days following the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  The Original Notes and the New Notes constitute new issues of securities with no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Original Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Original Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Original Notes except under certain limited circumstances. See "Registration Rights." No assurance can be given as to the liquidity of the trading market for either the Original Notes or the New Notes.

  The Company will not receive any proceeds from the issuance of New Notes in the Exchange Offer. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange. The
Exchange Offer will expire at 5:00 p.m., New York City time, on      , 1998,
unless extended (the "Expiration Date"). The date of acceptance for exchange of the Original Notes (the "Exchange Date") will be the first business day following the Expiration Date, upon surrender of the Original Notes. Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements that include, among others, statements concerning the Business Plan, anticipated growth of the communications and information services industry, plans to devote significant management time and capital resources to the Company's business, expectations as to funding the Company's capital requirements, and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties, including financial, regulatory environment, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to, failure by the Company to (i) achieve and sustain profitability based on the creation and implementation of the Level 3 Network (as defined), (ii) overcome significant early operating losses, (iii) produce sufficient capital to fund the Business Plan, (iv) develop financial and management controls, as well as additional controls of operating expenses as well as other costs, (v) attract and retain qualified management and other personnel, (vi) install on a timely basis the switches/routers, fiber optic cable and associated electronics required for successful implementation of the Business Plan, (vii) negotiate interconnection agreements, (viii) develop and implement effective internal processes and systems for processing customer orders and provisioning and (ix) make acquisitions necessary for the expansion of its networks and services and the implementation of the Business Plan. For a discussion of certain of these factors, see "Risk Factors."

                               ----------------

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST TO LEVEL 3 COMMUNICATIONS, INC., 3555 FARNAM STREET, OMAHA, NEBRASKA 68131,
ATTENTION: VICE PRESIDENT, INVESTOR RELATIONS, (402) 536-3677. IN ORDER TO
ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY       ,
1998.

                                     (iii)

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, references herein to the "Company" or "Level 3" are to Level 3 Communications, Inc., a Delaware corporation, and its subsidiaries. Level 3 Communications, Inc. was known as "Peter Kiewit Sons', Inc." prior to the Split-Off (as defined). See "Business-- History." All Common Stock (as defined) share and per share amounts in this Prospectus have been adjusted to reflect a dividend of four shares of Common Stock for each share of Common Stock held, which occurred on December 26, 1997. See "Risk Factors" for certain factors which prospective participants in the Exchange Offer should consider prior to tendering Original Notes and "Information Regarding Forward-Looking Statements" for certain information relating to statements contained in this Prospectus that are not historical facts. Capitalized terms used but not defined in this Prospectus have the meaning given to them in "Glossary of Terms."

                                  THE COMPANY

  Level 3 engages in the information services, communications and coal mining businesses through ownership of operating subsidiaries and substantial equity positions in public companies. In late 1997, the Company announced a plan (the "Business Plan") to increase substantially its information services business and to expand the range of services it offers by building an advanced, international, facilities-based communications network based on Internet Protocol ("IP") technology.

  The Company was incorporated as Peter Kiewit Sons', Inc. in 1941. In subsequent years, the Company invested a portion of the cash flow generated by its construction activities in a variety of other businesses. The Company entered the coal mining business in 1943, the telecommunications business (consisting of MFS Communications Company, Inc. ("MFS") and, more recently, an investment in C-TEC Corporation and its successors RCN Corporation, Commonwealth Telephone Enterprises, Inc. and Cable Michigan, Inc.) in 1988, the information services business in 1990 and the alternative energy business, through CalEnergy Company, Inc., in 1991.

  In 1995, the Company distributed to the holders of its Class D Stock (as defined) all of its shares of MFS. In the seven years from 1988 to 1995, the Company invested approximately $500 million in MFS; at the time of the distribution to stockholders in 1995, the Company's holdings in MFS had a market value of approximately $1.75 billion. In December 1996, MFS was purchased by WorldCom, Inc. in a transaction valued at $14.3 billion.

  On March 31, 1998, the Company separated its construction and mining management business from its other businesses (the "Split-Off"). In conjunction with the Split-Off, the Company changed its name from "Peter Kiewit Sons', Inc." to "Level 3 Communications, Inc."

  The Company intends to become a facilities-based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. To reach this goal, the Company plans to expand substantially the business of its PKS Information Services, Inc. subsidiary ("PKSIS") and to create, through a combination of construction, purchase and leasing of facilities and other assets, an international, end-to-end, facilities-based communications network (the "Level 3 Network"). The Company is designing the Level 3 Network based on IP technology in order to leverage the efficiencies of this technology to provide lower cost communications services.

  The Company believes that, as technology advances, a comprehensive range of both consumer and business communications services will be provided over networks, such as the Level 3 Network, utilizing IP technology. These services will include traditional voice services and fax transmission, as well as other data services such as Internet access and virtual private networks. The Company believes this shift has begun, and over time should accelerate, since IP networks offer: (i) efficient use of network capacity;
(ii) an open protocol which allows for market driven development of new uses and applications; (iii) the prospect of technological advances that will address problems currently associated with IP-based applications; and (iv) a standardized Web browser interface for data and applications that makes it easier for end users to access and use the resources.

  Level 3's Strategy. The Company seeks to capitalize on the benefits of IP technology by pursuing the Business Plan. Key elements of the Company's strategy include:

  . Deploy an Advanced Network Infrastructure. The Company is creating the
    Level 3 Network, an advanced, international, facilities-based communications network based on IP technology, through a combination of construction, purchase and lease of network assets. Level 3 is designing its network to provide high quality communications services at lower cost and to incorporate more readily future technological improvements relative to older, less adaptable networks.

  . Provide Seamless Interconnection to the PSTN. The Company is developing technology to allow seamless interconnection of the Level 3 Network with the public switched telephone network (the "PSTN"). A seamless interconnection will allow customers to use the Company's IP-based services, including voice and fax, without modifying existing telephone and fax equipment or existing dialing procedures (that is, without the need to dial access codes or follow other similar special procedures).

  . Offer a Comprehensive Range of Services. As the Business Plan is implemented, the Company intends to provide a comprehensive range of communications services over the Level 3 Network, including private line, collocation, Web hosting, Internet access, virtual private network and voice and fax transmission services.

  . Accelerate Market Roll-out. In order to begin the implementation of the Business Plan as rapidly as possible and enable the Company to begin offering services in late 1998, the Company has leased approximately 8,300 miles of capacity over a new fiber optic network under construction in North America. This leased line network will be displaced over time by an intercity network owned by the Company.

  . Expand Target Market Opportunities. The Company will use a direct sales force to address large businesses. In addition, the Company will use alternative distribution channels to gain access to a substantially larger base of potential customers than the Company could otherwise initially address through its direct sales force. Through the combination of a direct sales force and alternative distribution channels, the Company believes that it will be able to increase more rapidly revenue-producing traffic on its network.

  . Develop Advanced Business Support Systems. The Company has begun to develop a substantial, scalable business support system ("BSS") infrastructure specifically designed to enable the Company to offer services efficiently to its targeted customers.

  . Leverage Existing Information Services Capabilities. The Company intends to expand its existing capabilities in computer network systems integration, consulting, outsourcing and software reengineering, with particular emphasis on the conversion of legacy software systems to systems that are compatible with IP networks and Web browser access.

  . Attract and Motivate High Quality Employees. The Company has developed programs designed to attract and retain sufficient numbers of employees with the technical skills necessary to implement the Business Plan. The programs include the Company's Shareworks program and its Outperform Stock Option program.

  The Level 3 Network. The Company will initially offer its communications services using local and intercity facilities that are leased from third parties to enable the Company to offer services during the construction of its own facilities. Over time, the portion of the Company's network that is owned by the Company will increase and the portion of the facilities leased will decrease. Over the next four to six years, the Company's network is expected to encompass (i) backbone facilities in approximately 40 North American markets,
(ii) leased backbone facilities in approximately 10 additional North American markets, (iii) an intercity network covering approximately 15,000 miles in North America, (iv) backbone facilities in approximately 13 European and 4 Asian markets and (v) an intercity network covering approximately 2,000 miles across Europe.

  The Company has recently put in place several key initial elements of the Business Plan.

  . On March 23, 1998, the Company entered into an agreement with Frontier
    Communications International Inc. ("Frontier") to lease approximately 8,300 miles of OC-12 network capacity on Frontier's new 13,000 mile fiber optic network that is under construction.

  . On April 2, 1998, the Company announced that it had reached a definitive agreement with Union Pacific Railroad Company ("Union Pacific") granting Level 3 the use of approximately 7,800 miles of rights-of-way along Union Pacific's rail routes for the construction of the Company's North American intercity network. The Company expects that the Union Pacific agreement will satisfy substantially all of its anticipated right-of-way requirements west of the Mississippi River and approximately 50% of the right-of-way requirements for its North American intercity network.

  . On April 23, 1998, the Company acquired XCOM Technologies, Inc. ("XCOM"), a privately held company that has developed technology which the Company believes will provide certain key components necessary for the Company to develop an interface between its IP-based network and the PSTN.

  Competitive Advantages. The Company believes that it has the following competitive advantages that will assist it in implementing the Business Plan:

  . Experienced Management Team. Level 3 has assembled a management team that it believes is well suited to implement the Business Plan. Most of Level 3's senior management were involved in leading the development and marketing of products offered by other telecommunications companies, the design, construction and management of intercity and metropolitan networks as well as the deployment of international networks.

  . Opportunity to Create a New Network Infrastructure. Since the Level 3
    Network will be newly designed, the Company will be able to design and deploy a communications network that takes advantage of recent innovations, contains many features that are not present in older communications networks and provides flexibility to incorporate future developments and innovations. For example, Level 3 is designing and will construct its intercity fiber optic network using multiple conduits. The Company believes that this will allow it to deploy future technological innovations in fiber optic cable and expand capacity. In addition, the Company is maximizing the use of open, non-proprietary interfaces in the design of its network software and hardware. This approach is intended to allow lower-cost improvements to these network assets.

  . Integrated End-to-End Network Platform. Level 3's strategy is to deploy network infrastructure in major metropolitan areas and to link these networks with significant intercity networks in North America and Europe. The integration of the local and intercity networks will enable the Company to expand the scope and reach of its "on-net" customer coverage, as well as facilitate the uniform deployment of technological innovations as the Company manages its future upgrade paths.

  . Development of Advanced Business Support Systems. The Company has begun to develop a substantial, scalable business support system infrastructure specifically designed to enable the Company to offer services efficiently to its targeted customers. The Company believes that it has the opportunity to develop a competitive advantage relative to traditional telecommunications companies which often operate extensive legacy business support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features.

  . Systems Integration Capabilities. The Company currently offers computer outsourcing and systems integration services. The Company believes that its ability to offer these services, particularly services relating to allowing a customer's legacy systems to be accessed with Web browsers, will provide additional opportunities for selling the products and services to be offered under the Business Plan.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER.......
                          The Company is offering, upon the terms and subject to the conditions of the Exchange Offer, to exchange $1,000 in principal amount of New Notes for each $1,000 in principal amount of outstanding Original Notes. The terms of the New Notes are substantially identical in all respects to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will be freely transferable by holders thereof (except as otherwise described herein) and not bear a legend regarding restrictions on transfer, (ii) holders of the New Notes will not be entitled to certain rights of the holders of the Original Notes under the Registration Agreement, which rights with respect to the Original Notes will terminate on consummation of the Exchange Offer and (iii) the New Notes will not contain any provisions regarding the payment of Special Interest.

                          New Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Original Notes directly from the Company or (iii) broker-dealers who acquired Original Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

MINIMUM CONDITION........ The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

EXPIRATION DATE.......... The Exchange Offer will expire on the Expiration
                          Date, which is at 5:00 p.m., New York City time, on
                                , 1998 unless extended.

EXCHANGE DATE............ The first date of acceptance for exchange for the
                          Original Notes will be the first business day following the Expiration Date, upon surrender of the Original Notes.

CONDITIONS TO THE
 EXCHANGE OFFER..........
                          The obligation of the Company to consummate the Exchange Offer is subject to certain conditions. See "The Exchange Offer--Conditions to the Exchange Offer." The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of certain specified events.

WITHDRAWAL RIGHTS........ Tenders may be withdrawn at any time prior to the
                          Expiration Date. Any Original Notes not accepted for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

PROCEDURES FOR TENDERING
 ORIGINAL NOTES..........
                          See "The Exchange Offer--How to Tender."

FEDERAL INCOME TAX
 CONSEQUENCES............
                          The exchange of Original Notes for New Notes by U.S. Holders (as defined) will not be a taxable exchange for federal income tax purposes, and U.S. Holders should not recognize any taxable gain or loss as a result of such exchange.

EFFECT ON HOLDERS OF
 ORIGINAL NOTES..........
                          As a result of the making of the Exchange Offer, and upon acceptance for exchange of all validly tendered Original Notes pursuant to the terms of the Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Original Notes and the Registration Agreement, dated April 23, 1998 (the "Registration Agreement"), among the Company and Salomon Brothers Inc, Goldman, Sachs & Co., Chase Securities Inc., J.P. Morgan & Co. and UBS Securities LLC (collectively, the "Initial Purchasers"), and, accordingly, the holders of the Original Notes will have no further registration or other rights under the Registration Agreement, except under certain limited circumstances. See "Registration Rights." Holders of the Original Notes who do not tender their Original Notes in the Exchange Offer will continue to hold such Original Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, dated as of April 28, 1998, between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"), relating to the Original Notes and the New Notes (the "Indenture"). All untendered, and tendered but unaccepted, Original Notes will continue to be subject to the restrictions on transfer provided for in the Original Notes and the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Original Notes could be adversely affected. See "Risk Factors-- Consequences of Failure to Exchange."

USE OF PROCEEDS.......... The Company will not receive any proceeds from the issuance of New Notes in the Exchange Offer.

EXCHANGE AGENT........... IBJ Schroder Bank & Trust Company is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer.

                                   THE NOTES

  The Exchange Offer applies to $2,000,000,000 aggregate principal amount of the Original Notes. The terms of the New Notes are substantially identical in all respects to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will be freely transferable by holders thereof (except as otherwise described herein) and not bear a legend regarding restrictions on transfer, (ii) holders of the New Notes will not be entitled to certain rights of the holders of the Original Notes under the Registration Agreement, which rights with respect to the Original Notes will terminate on consummation of the Exchange Offer and
(iii) the New Notes will not contain any provisions regarding the payment of Special Interest. The New Notes will evidence the same debt as the Original Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

ISSUER................... Level 3 Communications, Inc.

SECURITIES OFFERED....... $2,000,000,000 aggregate principal amount of 9 1/8%
                          Senior Notes Due 2008.

MATURITY................. May 1, 2008.

INTEREST................. Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Original Note surrendered in exchange therefor or, if no interest has been paid on such Original Note, from the date of original issuance of such Original Note. Interest on the Notes will accrue at the rate of 9 1/8% per annum from April 28, 1998 or from the most recent date to which interest has been paid, and will be payable in cash semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 1998, to the persons who are registered holders of the Notes at the close of business on the preceding April 15 or October 15, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

RANKING.................. The Notes are senior unsecured obligations of the
                          Company, ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company, and will be senior in right of payment to all existing and future indebtedness of the Company expressly subordinated in right of payment to the Notes. The Notes will be effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. The Company is a holding company that conducts substantially all its operations through subsidiaries, and the Notes will be effectively subordinated to all obligations of the Company's subsidiaries (including trade payables). The Indenture permits the Company and its subsidiaries to incur substantial amounts of additional debt and other liabilities, including in connection with the implementation of the Business Plan. See "Description of the Notes."

OPTIONAL REDEMPTION...... The Notes will be subject to redemption at the option of the Company, in whole or in part, at any time or from time to time on or after May 1, 2003, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth herein, plus accrued and unpaid interest thereon (if any) to the redemption date. In addition, at any time or from time to time prior to May 1, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 109.125% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of one or more private placements to persons other than affiliates of the Company or underwritten public offerings of common stock of the Company resulting in gross proceeds of at least $100 million in the aggregate; provided that at least 65% of the original aggregate principal amount of the Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice. See "Description of the Notes--Optional Redemption."

CHANGE OF CONTROL
 TRIGGERING EVENT........
                          Within 30 days of the occurrence of a Change of Control Triggering Event, the Company will be required to make an Offer to Purchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the purchase date. See "Description of the Notes--Certain Covenants--Change of Control Triggering Event."

CERTAIN COVENANTS........ The Indenture contains certain covenants, including, among others, covenants with respect to the following matters: (i) limitation on consolidated debt; (ii) limitation on debt of restricted subsidiaries;
                          (iii) limitation on restricted payments; (iv) limitation on dividend and other payment restrictions affecting restricted subsidiaries; (v) limitation on liens; (vi) limitation on sale and leaseback transactions; (vii) limitation on asset dispositions;
                          (viii) limitation on issuance and sales of capital stock of restricted subsidiaries; (ix) transactions with affiliates; (x) reports; (xi) limitation on designations of unrestricted subsidiaries; and (xii) in the case of the Company, limitations on mergers, consolidations and sales of all or substantially all of the Company's assets. All of the covenants are subject to a number of important qualifications and exceptions. See "Description of the Notes."

REGISTRATION RIGHTS...... Pursuant to the Registration Agreement, the Company
                          has agreed to use its best efforts to commence the Exchange Offer or to use best efforts to cause the Original Notes to be registered under the Securities Act so as to permit resales. If the Company is not in compliance with its obligations under the Registration Agreement, Special Interest (in addition to the interest otherwise due thereon) will accrue on the Notes under certain circumstances. If the Exchange Offer is consummated on the terms and within the period contemplated by this Prospectus, no Special Interest will be payable. The New Notes will not contain any provisions regarding the payment of Special Interest. See "Registration Rights."

ABSENCE OF A PUBLIC
 MARKET FOR THE NOTES....
                          The Notes are a new issue of securities for which there is currently no established trading market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for any of the Notes. The Company does not intend to apply for listing of any of the Notes on any securities exchange or for quotation through The Nasdaq Stock Market, Inc. See "Risk Factors--Absence of Public Market."

                                  RISK FACTORS

  Prospective participants in the Exchange Offer should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 10.

                                ----------------

  The Company's principal executive offices are located at 3555 Farnam Street, Omaha, Nebraska 68131 and its telephone number is (402) 536-3677.

                     SUMMARY FINANCIAL DATA OF THE COMPANY

  The summary financial data presented below as of and for the fiscal years ended the last Saturday in December of 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's audited consolidated financial statements, and the notes related thereto. The summary financial data presented below as of and for the three months ended March 31, 1997 and 1998 have been derived from the Company's unaudited financial statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and the notes related thereto, incorporated by reference in this Prospectus. Since the Business Plan represents a significant expansion of the Company's communications and information services business, the Company does not believe that the following information serves as a meaningful indicator of the Company's future financial condition or results of operations. The Company expects to incur substantial net operating losses for the foreseeable future, and there can be no assurance that the Company will be able to achieve or sustain operating profitability in the future.

                             THREE MONTHS
                            ENDED MARCH 31,         FISCAL YEAR ENDED(1)
                            ---------------- ----------------------------------
                             1998     1997    1997   1996   1995   1994   1993
                            -------  ------- ------ ------ ------ ------ ------
                                          (DOLLARS IN MILLIONS)
Results of Operations:
  Revenue.................. $    87  $    80 $  332 $  652 $  580 $  537 $  267
  Earnings (loss) from
   continuing operations...      (6)      16     83    104    126     28    174
  Net earnings(2)..........     926       35    248    221    244    110    261
Other Data:
  Ratio of earnings to
   fixed charges(3)........    7.33    10.06   5.73   3.87    --     --   20.94
Financial Position:
  Total assets.............   2,794           2,779  3,066  2,945  4,048  3,236
  Current portion of long-
   term debt...............       4               3     57     40     30     11
  Long-term debt, less
   current portion.........     137             137    320    361    899    452
  Stockholders' equity.....   2,049           2,230  1,819  1,607  1,736  1,671

--------
(1) In October 1993, the Company acquired 35% of the outstanding shares of C-TEC Corporation ("C-TEC"), which shares entitled the Company to 57% of the available voting rights of C-TEC. At December 28, 1996, the Company owned 48% of the outstanding shares and 62% of the voting rights of C-TEC. As a result of the C-TEC restructuring in 1997, the Company owns less than 50% of the outstanding shares and voting rights of each of the three entities into which C-TEC was divided, and therefore accounted for each entity using the equity method in 1997. The Company consolidated C-TEC in its financial statements from 1993 to 1996. The financial position and results of operations of the construction and mining businesses of the Company (the "Construction Group") have been classified as discontinued operations due to the Split-Off. In September 1995, the Company dividended its investment in MFS to the holders of the Class D Stock. MFS' results of operations have been classified as a single line item on the statements of earnings for 1993, 1994 and 1995. MFS was consolidated in the 1993 and 1994 balance sheets of the Company. In January 1994, MFS issued $500 million of 9.375% Senior Discount Notes. In September 1997, the Company agreed to sell its energy segment to CalEnergy Company, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The transaction closed on January 2, 1998. Accordingly, the energy segment has been classified as discontinued operations.
(2) In 1993, two public offerings by MFS resulted in a $137 million after-tax gain for the Company. In 1994 and 1995, additional MFS stock transactions resulted in $35 million and $2 million after-tax gains to the Company and reduced its ownership in MFS to 67% and 66%, respectively. In the first quarter of 1998, the Company recognized a gain of $608 million equal to the difference between the carrying value of the Construction Group and its fair value in accordance with the Financial Accounting Standards Board Emerging Issues Tax Force Issue 96-4. The Company then reflected the fair value of the Construction Group as a distribution to the holders of Class C Stock (as defined).
(3) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes, minority interest and discontinued operations plus fixed charges excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed by the Company to be representative of the interest factor, plus preferred stock dividends on preferred stock of MFS. The Company had a deficiency of earnings to fixed charges of $32 million and $42 million in 1995 and 1994, respectively.

                                 RISK FACTORS

  Prospective participants in the Exchange Offer should carefully consider the following risk factors, as well as other information contained or incorporated by reference in this Prospectus, before tendering Original Notes for the New Notes offered hereby. This Prospectus contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company. Prospective participants in the Exchange Offer are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including the information set forth below, identifies important factors that could cause such differences. See "Information Regarding Forward-Looking Statements."

DEPENDENCE ON NEW BUSINESS PLAN

  The ability of the Company to pay the interest on and principal of the Notes will depend on the success of the Company's new Business Plan. The Business Plan provides for the creation of the Level 3 Network, which will generate substantial operating losses and require significant amounts of capital. See "--Substantial Operating Losses Expected" and "--Substantial Capital Requirements." The Business Plan is in an early stage of implementation, thus making an evaluation of its risks and rewards extremely difficult and speculative. The Business Plan will depend upon a shift in providing communications services, including traditional voice, fax transmission and other services, over IP-based networks instead of the PSTN. There can be no assurance that the Level 3 Network will be able to compete successfully with the PSTN or other networks as a provider of these services. The Business Plan also will depend on, among other things, the Company's ability to assess markets, raise substantial capital, design fiber optic network backbone routes, install fiber optic cable and facilities (including switches/routers), obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, attract customers and identify, finance and complete suitable acquisitions and, potentially, joint ventures, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In order to manage its growth, the Company will be required to create complex operating and administrative systems, including effective systems relating to ordering, provisioning and billing for communications and information services, and continually improve and upgrade such systems. The Company must also continue to attract and retain substantial numbers of qualified managerial, professional and technical personnel. As a result, there can be no assurance that the Company will be able to implement and manage successfully its new Business Plan. Since the Business Plan represents a significant expansion of the Company's communications and information services business, the Company does not believe that its historical financial results will serve as a meaningful indicator of the Company's future financial condition or results of operations.

SUBSTANTIAL OPERATING LOSSES EXPECTED

  The development of the Business Plan will require significant capital expenditures, a substantial portion of which will be incurred before any significant related revenues from the Business Plan are expected to be realized. These expenditures, together with the associated early operating expenses, will result in substantial negative operating cash flow and substantial net losses for the Company for the foreseeable future. The Company may never establish a significant customer base for its communications and information services business, and even if it does establish such a customer base, there can be no assurance that the Company will not continue to sustain substantial negative operating cash flow and substantial net losses. There can be no assurance that the Company will be able to achieve or sustain profitability in the future or pay the interest on and principal of the Notes.

SUBSTANTIAL CAPITAL REQUIREMENTS

  The Company's ability to implement the Business Plan and meet its projected growth is dependent upon its ability to secure substantial additional financing in the future. The Company expects to meet its additional capital needs with the proceeds from sales or issuance of equity securities, credit facilities and other borrowings, or additional debt securities. The Indenture permits the Company and its subsidiaries to incur substantial amounts of indebtedness. See "Description of the Notes--Certain Covenants." In addition, the Company may sell or dispose of existing businesses or investments or sell or lease fiber optic capacity or access to its conduits to fund portions of the Business Plan. The Company currently estimates that the implementation of the Business Plan, as currently contemplated, will require between $8 and $10 billion over the next 10 years. There can be no assurance that the Company will be successful in producing sufficient cash flow, raising sufficient debt or equity capital on terms that it will consider acceptable or selling or leasing fiber optic capacity or access to its conduits, or that proceeds of dispositions of the Company's assets will reflect the assets' intrinsic value. Further, there can be no assurance that costs and expenses will not exceed the Company's estimates or that the financing needed will not likewise be higher than estimated. Failure to generate sufficient funds may require the Company to delay or abandon some of its future expansion or expenditures, which could have a material adverse effect on the implementation of the Business Plan. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, such financing will be on terms acceptable to the Company. If the Company is unable to obtain additional financing when needed, it may be required to scale back significantly its Business Plan and, depending upon cash flow from its existing business, reduce the scope of its plans and operations.

  Any additional debt financing, if available, may involve restrictive covenants that address interests different than those of the holders of the Notes. Further, there can be no assurance that such covenants or the covenants under the Indenture for the Notes will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be in the interest of the Company. The Company's financing needs may vary significantly from its current expectations if it is unable to generate anticipated cash flows or if the Company requires more funds for capital expenditures than it currently anticipates, particularly as a result of future network infrastructure installation requirements. No assurance can be given that the Company's current expectations regarding its cash needs will prove accurate, and there can be no assurance that the Company's operations will produce positive cash flow in sufficient amounts to pay the interest on and principal of the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DIFFICULTIES IN CONSTRUCTING, OPERATING AND UPGRADING THE LEVEL 3 NETWORK

  The Company's ability to generate positive cash flows from operations will depend in large part upon the successful, timely and cost-effective construction of the Level 3 Network, as well as on attracting customers and achieving substantial traffic volumes on the Level 3 Network. The construction of the Level 3 Network will be affected by a variety of uncertainties and contingencies, including whether the installation of the required fiber optic cable and associated electronics which make up the Level 3 Network will be completed in a timely manner. The construction, operation and any upgrading of the Level 3 Network is a significant undertaking, requiring the deployment of substantial capital resources. Administrative, technical, operational and other problems that could arise may be more difficult to address and solve due to the significant size and complexity of the planned Level 3 Network. Furthermore, certain technology the Company is developing is largely unproven and may not be compatible with existing technology. In addition, technical problems may arise with the Level 3 Network once it is built, including as a result of increasing traffic volume. Many of these factors and problems are beyond the Company's control. There can be no assurance that the entire Level 3 Network will be completed as planned for the costs and in the time frame currently estimated. Although the Company believes that its cost estimates and the build-out schedule are reasonable, there can be no assurance that the actual construction costs or time required to complete the Level 3 Network will not substantially exceed current estimates. In addition, the Company must generate substantial traffic volume on the Level 3 Network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Level 3 Network. There can be no assurance that the Company will be able to achieve such increased traffic volume. See "--Products and Services," "-- Competition; Rapid Technological Changes" and "--Pricing Pressures and Industry Capacity."

  The successful and timely completion of the Level 3 Network will depend, among other things, upon the Company's ability to manage effectively and cost efficiently the construction of route segments, obtain additional rights-of-way, install network connections, interconnections and buildouts and attract qualified technicians capable of dealing with the Level 3 Network's expected technologies. Successful construction of the Level 3 Network also will depend upon the timely performance by suppliers and third-party contractors of their obligations. There can be no assurance that the Company will successfully manage construction or acquire the remaining necessary rights-of-way or that third-party contractors will timely perform their obligations. See "--Need to Obtain and Maintain Permits and Rights-of-Way" and "--Dependence on Suppliers."

  Any of the foregoing may significantly delay or prevent completion of the Level 3 Network, which would have a material adverse effect on the Company's financial condition and results of operations including its ability to pay interest on and principal of the Notes.

  The Company anticipates that even after the completion of the initial stages of the Level 3 Network, future expansions and adaptations of the network's infrastructure, including the electronic and software components used therein, may be necessary in order to respond to growth in the number of customers served, increased demands to transmit larger amounts of data, changes in its customers' service requirements and technological advances by competitors. The expansion and adaptation of the Level 3 Network will require substantial financial, operational and managerial resources. There can be no assurance that the Company will be able to expand or adapt the Level 3 Network to meet the evolving standards, demands and requirements of its customers or advances of its competitors on a timely basis, at a commercially reasonable cost, if at all, or that the Company will be able to deploy successfully any expanded and adapted network infrastructure. Any failure by the Company to expand or adapt the Level 3 Network to the needs of its customers could have a material adverse effect on the Company's financial condition and results of operations, including its ability to pay the interest on and principal of the Notes.

NEED TO DEVELOP VOICE TECHNOLOGY FOR IP NETWORKS

  The Company is designing the Level 3 Network to be optimized for IP-based communications, rather than circuit-switched based communications. While generally adequate for data transmission needs, existing IP networks usually are not configured to provide the voice quality, real-time communications requirements of a traditional telephone call or facsimile. With current technology, this quality can only be achieved by providing a substantial cushion of communications capacity. There are also concerns about the reliability and security of IP-voice networks. Existing voice-over IP services generally require a combination of substantial capacity and either customized end-user equipment or the dialing of "access codes" or other special procedures to initiate a call. Level 3 is in the process of developing technology to enable it to transmit traffic seamlessly over its own router-based IP network and the circuit-based PSTN. The Company does not believe that such technology is currently commercially available. There can be no assurance that the Company's efforts to develop or acquire (including through licenses) such technology will be successful, or that if it can develop or acquire such technology, the Company will be able to do so in a timely manner and at an acceptable cost. In any event, developing or acquiring such technology may require significant resources and management attention. Failure by the Company to develop or acquire such technology in a timely and cost efficient manner could have a material adverse effect on the Company's business, financial condition and results of operations, including its ability to pay the interest on and principal of the Notes. Level 3 believes that the design of its network should address the other significant issues associated with IP-voice transmission (latency, reliability and security). See "Business--The Level 3 Network--IP Network and Interconnection." If the Company's assessment of the adequacy of the solutions for these other issues is incorrect, the Company's ability to offer IP-voice services will be impaired.

  On April 23, 1998 the Company acquired XCOM, a company which has developed certain technology that may help the Company develop the technology for an interface between its IP-based network and the PSTN. See "Business--The Level 3 Network--IP Network and Interconnection." There can be no assurance that this acquisition will serve the purposes contemplated by the Company.

DEVELOPMENT OF EFFECTIVE PROCESSES AND SYSTEMS

  The Company and its external vendors are developing processes and systems for the implementation of customer orders for services, the provisioning, installation and delivery of such services, monthly billing for those services and automated internal systems for processing customer orders and provisioning. As the Business Plan provides for rapid growth in the number and volume of products and services offered by the Company, such processes and systems, including the business support system, will need to be developed on a schedule necessary to support the Company's proposed service offering rollout dates and will be required to expand with and adapt to the Company's rapid growth. The development of these processes and systems is a complicated undertaking requiring significant resources and expertise. The failure to develop effective internal processes and systems for these service elements could have a material adverse effect upon the Company's ability to implement the Business Plan.

DEPENDENCE ON HIRING AND RETAINING QUALIFIED PERSONNEL; KEY PERSONNEL

  The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. The Company's businesses will be managed by a small number of key executive officers, particularly James Q. Crowe, Chief Executive Officer, R. Douglas Bradbury, Chief Financial Officer, and Kevin J. O'Hara, Chief Operating Officer, the loss of any of whom could have a material adverse effect on the Company. The Company has experienced significant competition in the attraction and retention of personnel that possess the skill sets that the Company is seeking. There can be no assurance that the Company will not experience a shortage of qualified personnel in the future, especially given the Company's substantial hiring needs.

PRODUCTS AND SERVICES

  The Company's ability to offer, market and sell products and services is important to the Company's long-term strategic growth objectives, and is dependent on the Company's ability to obtain the needed capital, additional favorable regulatory developments, the Company's ability to recruit and retain an effective sales force, the Company's ability to differentiate its products and services from existing and future competitors, the Company's ability to assess and access markets and the acceptance of its products and services by the Company's customers. No assurance can be given that the Company will be able to obtain such capital, retain such personnel, differentiate its products and services or assess and access markets or that such developments or acceptance will occur.

RAPID EXPANSION PLANS; MANAGEMENT OF GROWTH; STRATEGIC TRANSACTIONS

  Part of the Business Plan is to achieve rapid growth by building the Level 3 Network and using the Level 3 Network to exploit opportunities expected to arise from marketplace, regulatory and technological changes and other industry developments. See "Industry Overview." The Business Plan also contemplates exploring opportunities for strategic acquisitions and joint ventures, which could be material. As a result of its strategy, management expects the Company to experience rapid expansion for the foreseeable future. This growth will increase the operating complexity of the Company. The Company's ability to manage its expansion effectively will depend on, among other things: (i) the expansion, training and management of its employee base, including attracting and retaining highly skilled personnel (see "--Dependence on Hiring and Retaining Qualified Personnel; Key Personnel"); (ii) the development, introduction and marketing of new products and services;
(iii) the successful integration of acquired operations and joint ventures;
(iv) the development of financial and management controls; and (v) the control of the Company's expenses related to the Business Plan. Failure of the Company to satisfy any of these requirements, or otherwise manage its growth effectively, could have a material adverse effect on the Company's business, financial condition and results of operations, including its ability to pay the interest on and principal of the Notes.

  To manage growth effectively, the Company must develop its sales force, external installation and repair capability, customer service teams and information systems, and must develop relationships with third-party vendors. The Company's hiring needs are substantial. See "Business--Employee Recruiting and Retention." The construction, operation and any upgrading of the Level 3 Network is a significant undertaking. See "--Difficulties in Constructing, Operating and Upgrading the Level 3 Network." Managing the Company's growth will also be complicated by the significant size and complexity of the planned Level 3 Network, which may place heavy demands upon the Company's direct sales force, installation and repair capabilities, customer care organization, business support systems, third party vendors and management. If the Company is unable to manage its growth effectively, the Company's business and results of operations could be materially adversely affected.

  In addition, there can be no assurance that the Company will be able to identify suitable candidates on acceptable terms (especially given the intense competition in the telecommunications industry) for strategic investments, acquisitions or joint ventures or that the Company will be able to obtain the requisite financing for any such transactions. These investments, acquisitions and joint ventures, if made, will divert the resources and management time of the Company and require successful integration with the Company's existing networks and services.

LACK OF INTERCONNECTION AND PEERING ARRANGEMENTS

  The Company's success will depend upon its ability to develop and expand its network infrastructure and support services in order to have sufficient geographic reach, capacity, reliability and security at an acceptable cost. The development and expansion of the Level 3 Network will require that the Company enter into agreements, on acceptable terms and conditions, with various providers of infrastructure capacity, in particular interconnection agreements with ILECs and peering agreements with ISPs. No assurance can be given that any or all of the requisite agreements can be obtained on satisfactory terms and conditions.

  The Company is currently negotiating agreements for the interconnection of the Level 3 Network with the networks of the ILECs covering each market in which the Company is constructing its network. In the future, the Company may be required to negotiate new interconnection agreements, or renegotiate existing interconnection agreements, as Level 3 enters new markets. There can be no assurance that the Company will successfully negotiate such agreements for interconnection with ILECs or renewals of existing interconnection agreements. The failure to negotiate required interconnection agreements could have a material adverse effect on the Company's ability to become a single source provider of communications and information services.

  Peering agreements between the Company and ISPs will be necessary in order for the Company to exchange traffic with those ISPs without having to pay transit costs. The basis on which the large national ISPs make peering available or impose settlement charges is evolving as the provision of Internet access and related services has expanded. MCI and WorldCom, Inc. ("WorldCom") recently announced a merger of the two entities, which is subject to certain regulatory and other approvals. If this merger is consummated, the resulting entity would control a substantial percentage of the U.S. Internet backbone. Recently, companies that have previously offered peering have cut back or eliminated peering relationships and are establishing new, more restrictive criteria for peering. Furthermore, if increasing costs and other requirements associated with maintaining peering with the major national ISPs develop, the Company may have to comply with those additional requirements in order to continue to maintain any peering relationships it negotiates. Failure to establish peering relationships would cause the Company to incur additional operating expenditures which would have a material adverse effect on the Company's business, financial condition and results of operations.

NEED TO OBTAIN AND MAINTAIN PERMITS AND RIGHTS-OF-WAY

  In order to acquire and develop the Level 3 Network, the Company must obtain local franchises and other permits, as well as rights to utilize underground conduit and aerial pole space and other rights-of-way and fiber capacity from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. On April 2, 1998 the Company entered into an agreement with Union Pacific granting the Company an easement for the laying of conduit along certain of Union Pacific's rights-of-way in the western United States. See "Business--The Level 3 Network--Intercity Network." There can be no assurance that the Company will be able, on acceptable terms, to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits and rights needed to implement the Business Plan. The cancellation or non-renewal of such arrangements could materially adversely affect the Company's business in the affected metropolitan area. In addition, the failure to enter into and maintain any such required arrangements for any portion of the Level 3 Network may affect the Company's ability to develop the Level 3 Network.

DEPENDENCE ON SUPPLIERS

  Lease of Communications Capacity. Until the completion of the Company-owned portion of the Level 3 Network, the Company will lease substantially all of its intercity communications capacity in North America. On March 23, 1998, the Company entered into an agreement with Frontier whereby the Company leased approximately 8,300 miles of OC-12 network capacity currently under construction connecting 15 U.S. cities. In addition, the Company intends to lease a significant amount of capacity from ILECs and CLECs to connect the Company's customers with the Company's gateway sites, even after the completion of the Company-owned portion of the Level 3 Network. See "Business--The Level 3 Network." Accordingly, the Company will be dependent upon the services of these lessors. The Company may experience delays and additional costs if any of these relationships with lessors is terminated or if any one or all of these facilities experiences a technical or other similar failure, and the Company is unable to reach suitable agreements with alternate carriers in a timely manner. These events could have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and the principal of the Notes.

  In Europe, the Company will initially lease substantially all of its intercity communications capacity. The supply of such capacity for lease is significantly more limited than in the United States. While the Company believes that it will be able to lease the necessary capacity in Europe, there can be no assurance that it will be able to do so, and that if the Company can lease such capacity, it will be at a price that will not have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and the principal of the Notes.

  Equipment and Materials. The Company will be dependent on third-party suppliers of the fiber, conduit, computers, software, switches/routers and related components that the Company will assemble and integrate into the Level 3 Network. Due to the large-scale nature of the Level 3 Network, the Company will be making large purchases of fiber and conduit, which will represent a significant portion of the current production of these suppliers. The Company will also depend on the services of third parties with whom it may contract in the future for customer site installations, routine maintenance, on-call repair and certain other services. The Company may experience delays and additional costs if any of these relationships is terminated and the Company is unable to reach suitable agreements with alternate vendors or suppliers in a timely manner. Any such occurrence could have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and the principal of the Notes.

  The development and expansion of the Level 3 Network will require that it enter into agreements, on acceptable terms and conditions, with various providers of infrastructure capacity and equipment and support services. No assurance can be given that any or all of the requisite agreements can be obtained on satisfactory terms and conditions.

COMPETITION; RAPID TECHNOLOGICAL CHANGES

  The communications and information services industry is highly competitive. Many of the Company's existing and potential competitors in the communications and information services industry have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages, including existing customer bases. Increased consolidation and strategic alliances in the industry resulting from the Telecommunications Act of 1996 (the "Telecom Act"), the opening of the U.S.

market to foreign carriers and technological advances could give rise to significant new competitors to the Company. In addition, further deregulation may give rise to unanticipated additional competitors.

  In the special access and private line services market, the Company's primary competitors will be IXCs, ILECs and CLECs. In the market for collocation services, the Company will compete with ILECs and CLECs. Most of these competitors have a significant base of customers for whom they are currently providing collocation services. Due to the high costs to a customer of changing collocation sites, the Company may have a competitive disadvantage relative to these existing competitors. The market for Web hosting services is also extremely competitive. In this market, the Company will compete with ISPs and many others, including IXCs, companies that exclusively provide Web hosting services and a number of companies in the computer industry.

  For virtual private network services and voice services, the Company will compete primarily with national and regional network providers. The ability of the Company to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors.

  There are currently four principal facilities-based long distance fiber optic networks (AT&T, MCI, Sprint and WorldCom, although a proposed merger between WorldCom and MCI is pending), as well as numerous ILEC and CLEC networks. The Company is aware that others, including Qwest Communications International Inc. ("Qwest"), IXC Communications, Inc. ("IXC") and The Williams Companies, Inc. ("Williams"), are building additional networks that, when constructed, could employ advanced technology similar to that of the Level 3 Network and will offer significantly more capacity than is currently available in the marketplace. The additional capacity that is expected to become available in the next several years may cause significant decreases in the prices for services.

  In the long distance market, the Company's primary competitors will include AT&T, MCI, Sprint and WorldCom, all of whom have extensive experience in the long distance market. In addition, the Telecom Act will allow RBOCs and others to enter the long distance market. See "--Government Regulation" and "Business--Regulation." In local markets the Company will compete with ILECs and CLECs, many of whom have extensive experience in the local market. While the Company believes that IP technology will prove to be a viable technology for the transmission of these voice services, such technology is not yet in place and at this time the Company would not be able to provide voice services at an acceptable level of quality using IP technology. There can be no assurance that the Company will be able to develop or acquire such technology. See "--Need to Develop Voice Technology for IP Networks." There can be no assurance that the Company will be able to compete successfully with existing competitors or new entrants in the virtual private network services and voice services market as well as the other markets it plans to serve. Failure by the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations, including its ability to pay the interest on and the principal of the Notes.

  The communications and information services industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those which the Company plans on providing. Accordingly, in the future the Company's most significant competitors may be new entrants to the communications and information services industry, which are not burdened by an installed base of outdated equipment. The effect of technological changes, and the competition that may result from such changes, on the Company's operations cannot be predicted and could have a material adverse effect on the Company's business, financial condition and results of operations, including its ability to pay the interest on and principal of the Notes.

PRICING PRESSURES AND INDUSTRY CAPACITY

  The long distance transmission industry has generally been characterized as having overcapacity and declining prices since the AT&T divestiture in 1984. Although the Company believes that increasing demand for capacity in the last several years has resulted in a shortage of network capacity and slowed the decline in prices, the Company anticipates that prices for communications and information services will continue to decline over the next several years due primarily to
(i) installation by the Company and its competitors (certain of whom are expanding capacity and constructing or considering new networks) of fiber networks that provide substantially more transmission capacity than may be needed over the short or medium term, (ii) recent technological advances that permit substantial increases in the transmission capacity of both new and existing fiber, (iii) strategic alliances or similar arrangements, such as long distance capacity purchasing alliances among certain RBOCs, that increase the parties' purchasing power and (iv) increased capacity of satellite, microwave and radio facilities. These price declines may be particularly severe if recent trends causing increased demand for capacity, such as Internet usage, change. Rapid growth in the use of the Internet is a recent phenomenon, and there can be no assurance that such growth will continue at the same rate or at all. Such pricing pressure could have a material adverse effect on the business of the Company and on its financial condition and results of operations, including its ability to complete the Level 3 Network and its ability to pay the interest on and the principal of the Notes.

GOVERNMENT REGULATION

  Communications services are subject to significant regulation at the federal, state, local and international levels, affecting both the Company and its existing and potential competitors. Delays in receiving required regulatory approvals or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect upon the Company. In addition, future legislative, judicial, and regulatory agency actions could alter competitive conditions in the markets in which the Company intends to operate, in ways not necessarily to the Company's advantage.

  The Federal Communications Commission (the "FCC") exercises jurisdiction over interstate and international telecommunications services, including both long distance services and the use of local network facilities to originate and terminate interstate or international calls ("access service"). Under current FCC regulations, the Company is not required to obtain advance authorization to offer domestic interstate long distance and access services. It is currently required to file tariffs disclosing the rates, terms, and conditions of certain of its long distance services, and to comply with certain other FCC requirements. The Company has obtained FCC authorization to provide international long distance service, and consequently will be required to file tariffs and comply with certain reporting requirements for certain of its services. As a carrier providing FCC-regulated services, the Company will be required to pay various regulatory fees and assessments, although at this time it does not expect that such fees will have a material effect on its profitability.

  State regulatory commissions exercise jurisdiction over intrastate telecommunications services, including both local exchange and in-state long distance services. The Company will be required to obtain regulatory authorization and/or file tariffs or price lists at state agencies in most states before it begins offering services in those states. The Company will also be required to comply with state regulations governing the pricing and provision of telecommunications service, which vary considerably from state to state, and to pay various regulatory fees and taxes assessed by states on telecommunications services and providers.

  A variety of governmental authorities regulate the Company's access to public rights-of-way, including highways, streets, underground conduits, and the like. See "--Need to Obtain and Maintain Permits and Rights-of-Way." The Company's facilities will also be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. See "Business--Regulation."

  There can be no assurance that the FCC or state commissions will grant authority requested by the Company and required by it to provide services. If authority is not obtained or if the tariffs are not filed, updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses and potentially delay or prevent the provision of services.

  The Telecom Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecom Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on the Company and its future operations. There are currently many regulatory actions under way and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. There can be no assurance that these changes will not have a material adverse effect on the Company.

  The Telecom Act subjects nondominant telecommunications carriers, such as the Company, to certain federal regulatory requirements upon their provision of local exchange service in a market. All ILECs and CLECs must interconnect with other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic, and provide dialing parity and telephone number portability. The Telecom Act also requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities.

  The FCC has to date treated ISPs as "enhanced service providers," exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is examining the status of ISPs and services provided by ISPs in several ongoing proceedings. On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the Telecom Act. In that Report, the FCC stated, among other things, that the provision of transmission capacity to ISPs constitutes the provision of telecommunications and is therefore subject to common carrier regulations. The FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution would be related to the ISP's provision of the underlying telecommunications services according to the Report, separate and apart from ISP services. In the Report, the FCC also indicated that it would examine the question of whether certain forms of "phone-to-phone IP telephony" are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at this time, but that the record the FCC had reviewed suggests that certain forms of phone-to-phone IP telephony appear to have the same functionality as non-IP telecommunications services and lack the characteristics that would render them information services. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC noted it may find it reasonable that the ISPs pay access charges and make universal service contributions similar to non-IP-based telecommunications service providers. The FCC also noted that other forms of IP telephony appeared to be information services. The Company cannot predict the outcome or timing of these proceedings. If the FCC were to determine that ISPs, or services provided by ISPs, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and the Company's ability to pay the interest on and principal of the Notes.

  Pursuant to the Telecom Act, the FCC has recently adopted significant changes in its universal service subsidy program. Providers of interstate telecommunications service, as well as certain other entities, must pay for these programs. The Company's contribution to the universal service fund will be based on its telecommunications service end-user revenues. The extent to which the Company's services are viewed as telecommunications services or as information services will affect the amount of the Company's contribution, if any. As indicated in the preceding paragraph, the issue of how the Company's services will be classified has not been resolved. Currently, the FCC assesses contributions on the basis of a provider's revenue for the previous year. Since the Company had no telecommunications service revenues in 1997, it will not be liable for universal service contributions in any material amount during 1998. With respect to subsequent years, however, the Company is currently unable to quantify the amount of contributions that it will be required to make and the effect that these required payments will have on its financial condition because of uncertainties concerning the size of the universal fund and uncertainty concerning the classification of the Company's services. The FCC has also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the universal service program.

  While both local and long distance (except facilities-based international) services are now open to competition in Canada, only "Canadian carriers," which must be majority-owned and controlled by Canadians, are permitted to provide facilities-based services, and the regional telephone companies and the monopoly provider of international services still have majority control of many significant market sectors and are likely to begin or have begun facing decreased regulation as competition matures. Even when the Canadian international services market is opened to competition in October 1998, Canadian carrier foreign ownership restrictions will still be applicable to the provision of facilities-based international services. Because the Company is not eligible to be a Canadian carrier, and thus cannot control a facilities-based telecommunications service provider in Canada, it cannot under current law enter the Canadian market as a provider of facilities-based domestic services or possibly, when they are opened to competition, facilities-based international services. The Canadian Radio-Television and Telecommunications Commission ("CRTC") generally regulates the provision of telecommunications services in Canada (except, until October 25, 1998, over intra-provincial services in Saskatchewan), but many significant regulatory issues addressing important issues affecting local competition and the implementation of Canada's commitments under the Fourth Protocol to the General Agreement on Trade in Services (the "WTO Agreement") are the subject of pending regulatory proceedings and legislation as to whose outcomes there is substantial uncertainty. While there is essentially regulatory forbearance for resold services, which are open to both Canadian and non-Canadian controlled firms, resellers could be subject to additional regulation as a result of pending proceedings and expected legislation implementing Canada's commitments under the WTO Agreement. While resold local services are theoretically open to competition, there has been concern about the feasibility of allowing companies that are not Canadian carriers, and therefore not subject to CRTC jurisdiction, to provide resold local services, and thus about the implementation of resold local services competition. Because many critical issues remain the subject of pending proceedings and legislation whose outcome is uncertain, and because the regional telephone companies and the current monopoly international carrier (Teleglobe Canada) continue to retain substantial majorities in many service sectors and are likely to begin or have begun facing decreased regulation as competition matures, there can be no assurance that the Company will be able to implement its planned entry into the Canadian market on economically reasonable or advantageous terms. See "Business--Regulation--Canadian Regulation."

RISK OF NETWORK FAILURE; LIABILITY FOR TRANSMISSIONS

  The Company's operations will be dependent upon its ability to protect the Level 3 Network against damage from natural disasters, power loss, communications failures and similar events. Despite the proposed redundancy of the Level 3 Network, and other precautions the Company expects to take, the occurrence of a natural disaster or other unanticipated problem could cause service interruptions on the Level 3 Network. See "--Dependence on Suppliers."

  The Level 3 Network will use an assemblage of communications equipment, software, operating protocols and proprietary applications for high speed transportation of large quantities of data among multiple locations. Given the complexity of the proposed Level 3 Network, it may be possible that data will be lost or distorted. Moreover, much of the Company's customers' communications needs will be extremely time sensitive, and delays in data delivery may cause significant losses to a customer using the Company's information network. The Level 3 Network may contain undetected design faults and software "bugs" that, despite testing by the Company, may be discovered only after the Level 3 Network has been installed and is in use by customers. The failure of any equipment or facility on the Level 3 Network could result in the interruption of service to the customers serviced by such equipment or facility until necessary repairs are effected or replacement equipment is installed. Such failures, faults or errors could cause delays or require modifications that could have a material adverse effect on the Company's business, financial condition, competitive position, customer base and results of operations and its ability to pay the interest on and the principal of the Notes.

SECURITY RISKS

  The Level 3 Network will be vulnerable to unauthorized access, computer viruses and other disruptive problems which, in addition to customer interruptions, delays and cessations of service, could result in liability to the Company and a loss of existing customers or could deter potential customers from using the Level 3 Network. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to the Company's customers which could have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and principal of the Notes. Moreover, the actions necessary to eliminate these problems could be prohibitively expensive.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company's success may depend, in part, on its ability to develop and maintain proprietary rights in certain technology which will underlie the Level 3 Network. See "--Need to Develop Voice Technology for IP Networks" and "--Difficulties in Constructing, Operating and Upgrading the Level 3 Network." To protect its proprietary rights in the technology which may be utilized in the Level 3 Network, the Company will rely on a combination of trade secret and copyright protection as well as patents. The Company also will rely on trademark protection concerning various names, marks, logos and other devices which serve to identify the Company as the source for and originator of the Company's services.

  While the Company does not know of any technologies which are patented by others that it believes are necessary for the Company to provide voice-over IP services, there can be no assurance that such a necessary technology will not be patented by other parties now or in the future. If such a technology were held under patent by another person, the Company would have to negotiate a license for the use of such technology. There can be no assurance that the Company could negotiate such a license, or that such a license would be at a price that was acceptable to the Company. The existence of such a patent, or the inability of the Company to negotiate a license for any such technology on terms beneficial to the Company, could have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and principal of the Notes.

  Intellectual property litigation is complex and there can be no assurance of the outcome of any such litigation. Any future intellectual property litigation, regardless of outcome, could result in substantial expense to the Company and significant diversion of the efforts of the Company's technical and management personnel. An adverse determination in any such proceeding could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from such parties, if licenses to such rights could be obtained, and/or require the Company to cease using such technology. There can be no assurance that any such license would or could be obtained at costs reasonable to the Company. If forced to cease using such technology, there can be no assurance that the Company would be able to develop or obtain alternate technology. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing, using or selling certain of its products, which could have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and principal of the Notes.

COVENANTS

  The covenants in the Indenture allow the Company, subject to certain limitations, to use its funds in a broad range of activities and investments, including entering into joint ventures it does not control, some of which may result in significant cash expenditures by the Company or result in significant losses. See "--Rapid Expansion Plans; Management of Growth; Strategic Transactions" and "Description of the Notes."

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION OF THE NOTES

  The Company is a holding company with no material assets other than the stock of its subsidiaries, and the Notes are obligations exclusively of the Company. The Notes are unsecured and rank pari passu in right of payment with all existing and future senior unsecured indebtedness and trade payables of the Company. The Notes are effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. Since substantially all the Company's operations are conducted through its subsidiaries, the Company's cash flow and its ability to meet its own obligations, including payment of interest and principal obligations on the Notes, are dependent upon the earnings of its subsidiaries and the distributions of those earnings to the Company, or upon loans or other payments of funds made by such subsidiaries to the Company. Future debt instruments of the Company's subsidiaries likely will impose significant restrictions that affect, among other things, the ability of the Company's subsidiaries to pay dividends or make loans, advances or other distributions to the Company. The ability of the Company's subsidiaries to pay dividends and make other distributions also will be subject to, among other things, applicable state laws and regulations. In certain circumstances, the prior or subsequent approval of such dividends or distributions is required from the applicable regulatory or other governmental entity.

  The operating assets of the Company are owned by the Company's subsidiaries, effectively subordinating the Notes to all existing and future indebtedness, trade payables, preferred stock and other obligations of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including the holders of the Notes, to participate in the assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors and holders of preferred stock, if any, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, in which case the claims of the Company would still be effectively subordinated to any security interests in or mortgages or other liens on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by the Company. The Indenture limits, but does not prohibit, the incurrence of additional indebtedness by the Company and its subsidiaries. Therefore, both the Company and its subsidiaries will retain the ability to incur substantial additional indebtedness, and the Company expects that it and its subsidiaries may incur substantial additional indebtedness in the future in connection with the implementation of the Business Plan. See "Description of the Notes."

LEVERAGE AND DEBT SERVICE

  As of March 31, 1998, on a pro forma basis after giving effect to the Initial Offering, the Company would have had approximately $2.1 billion of indebtedness. In addition, the Company expects to incur substantial net operating losses for the foreseeable future, and there can be no assurance that the Company will be able to achieve or sustain profitability in the future. Accordingly, there can be no assurance that the Company will have sufficient funds to pay debt service on the Notes. In addition, the Indenture permits the Company to incur additional indebtedness under certain conditions, including an unlimited amount of secured purchase money debt. The leveraged nature of the Company could limit the ability of the Company to effect future financings or may otherwise restrict the Company's activities. Substantial leverage poses the risk that the Company may not be able to generate sufficient cash flow to service its indebtedness, including the Notes, and to adequately fund the Business Plan. See "--Substantial Capital Requirements" and "Description of the Notes."

  The Business Plan may require that the Company and its subsidiaries obtain substantial amounts of additional indebtedness in the future. The degree to which the Company is leveraged, and the restrictive and financial covenants that the Company will be subject to, will have important consequences to the holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for the Business Plan, including the substantial net losses incurred in connection therewith, may be impaired in the future;
(ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of debt service, thereby reducing the funds available to the Company for the Business Plan; (iii) the Company's leverage may hinder its ability to adjust rapidly to changing market conditions; and (iv) the Company's leverage could make the Company more vulnerable in the event of a downturn in general economic conditions or in its business.

RISKS ASSOCIATED WITH A CHANGE OF CONTROL

  The Indenture contains provisions relating to certain events constituting a "Change of Control Triggering Event" with respect to the Company. Upon the occurrence of such a Change of Control Triggering Event, the

Company would be obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest (if any) to the purchase date. There can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes tendered by holders seeking to accept the offer to purchase. In addition, instruments governing other debt of the Company may prohibit the Company from purchasing any Notes prior to their stated maturity, including upon a Change of Control Triggering Event, or require that such debt be repurchased upon a change of control. A failure by the Company to purchase all Notes validly tendered pursuant to such an offer to purchase would result in an Event of Default under the Indenture. See "Description of the Notes-- Certain Covenants--Change of Control Triggering Event."

ABSENCE OF PUBLIC MARKET

  The Notes are a new issue of securities for which there is currently no established market. There can be no assurance as to (i) the liquidity of any such market that may develop, (ii) the ability of the holders of Notes to sell any of their Notes, or (iii) the price at which the holders of Notes would be able to sell any of their Notes. The Company does not presently intend to apply for listing of any of the Notes on any national securities exchange or on The Nasdaq Stock Market. The Initial Purchasers have advised the Company that they presently intend to make a market in the Notes. The Initial Purchasers are not obligated, however, to make a market in any of the Notes and any such market-making may be discontinued at any time at the sole discretion of the Initial Purchasers and without notice. Accordingly, no assurance can be given as to the development or liquidity of any market for any of the Notes. If a market for any of the Notes were to develop, such Notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and prospects for its performance, the market for similar securities and general economic conditions. Historically, the market for securities such as the Notes has been subject to disruptions that have caused substantial volatility in the prices of similar securities. There can be no assurance that if a market for any of the Notes were to develop, such a market would not be subject to similar disruptions.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Original Notes who do not exchange their Original Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon as a consequence of the issuance of the Original Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Company does not intend to register the Original Notes under the Securities Act. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Original Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the original Notes not tendered could be adversely affected. See "The Exchange Offer" and "Registration Rights."

YEAR 2000 ISSUES

  The Company is conducting a review of its computer systems, including the computer systems used in the Company's computer outsourcing business, to identify systems that could be affected by the "Year 2000" computer issue, and is developing and implementing a plan to resolve the issue. The Year 2000 issue results from computer programs written with date fields of two digits, rather than four digits, thus resulting in the inability of computer programs to distinguish between the year 1900 and 2000. The Company expects that its Year 2000 compliance project will be completed before the Year 2000 date change. During the execution of this project, the Company has and will continue to incur internal staff costs as well as consulting and other expenses. These costs will be expensed, as incurred, in compliance with GAAP. The expenses associated with this project, as well as the related potential effect on the Company's earnings, are not expected to have a material effect on its future operating results or financial condition. There can be no assurance, however, that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and principal of the Notes.

  The Company has initiated communications with its significant suppliers and customers, including those of the Company's computer outsourcing business and, in particular, vendors of the Company's computer outsourcing operating environments, to determine the extent to which the Company is vulnerable to the failure by such parties to remediate Year 2000 compliance issues. No assurance can be given, however, that the systems will be made Year 2000 compliant in a timely manner or that the noncompliance of the systems of any of these parties would not have a material adverse effect on the Company's business, financial condition, competitive position and results of operations and its ability to pay the interest on and principal of the Notes.

  PKS Systems Integration LLC ("PKS Systems"), a subsidiary of PKSIS, provides a wide variety of information technology services to its customers. In fiscal year 1997, approximately 80% of the revenue generated by PKS Systems related to projects involving Year 2000 assessment and renovation services performed by PKS Systems for its customers. These contracts generally require PKS Systems to identify date affected fields in certain application software of its customers and, in many cases, PKS Systems undertakes efforts to remediate those date-affected fields so that Year 2000 data may be processed. Thus, Year 2000 issues affect many of the services PKS Systems provides to its customers. This exposes PKS Systems to potential risks that may include problems with services provided by PKS Systems to its customers and the potential for claims arising under PKS Systems' customer contracts. PKS Systems attempts to contractually limit its exposure to liability for Year 2000 compliance issues. However, there can be no assurance as to the effectiveness of such contractual limitations.

  The expenses associated with this project by PKSIS, as well as the related potential effect on PKSIS's earnings, are not expected to have a material effect on its future operating results or financial condition. There can be no assurance, however, that the Year 2000 problem, and any loss incurred by any customers of PKSIS as a result of the Year 2000 problem, will not have a material adverse effect on the Company's financial condition, results of operations and its ability to pay the interest on and principal of the Notes.

RISKS OF FOREIGN INVESTMENT

  The Company expects to expand its operations into international markets in Canada, Western Europe and Asia. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization and confiscatory taxation. The Company will also be exposed to the risk of changes to laws and policies that govern foreign investment in countries where it expects to operate as well as, to a lesser extent, changes in United States laws and regulations relating to investing in or trading with countries in which the Company may have investments.

  Certain of the countries in which the Company expects to operate may be subject to a substantially greater degree of social, political and economic instability than is the case in other countries. Such instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision making, and changes in government through coups or other extra-constitutional means; (ii) social unrest associated with demands for improved economic, social and political conditions; (iii) internal insurgencies and terrorist activities; and (iv) hostile relations with neighboring countries. Risks associated with social, political and economic instability in a particular country could have a material adverse effect on the results of operations and financial condition of the Company and could result in the loss of the Company's assets in such country.

FOREIGN CURRENCY EXCHANGE RATES; REPATRIATION

  As the Company expands its operations into countries outside of the United States, its results of operations and the value of its assets will be affected by the currency exchange rates between the U.S. dollar and the functional currencies of countries in which it has operations and assets. In some of these countries, prices of the Company's products and services will be denominated in the local functional currency or in a currency other than the U.S. dollar. As a result, the Company may experience economic losses solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the dollar. The Company may in the future acquire interests in companies that operate in countries where the removal or conversion of currency is restricted. There can be no assurance that countries that do not have such restrictions at the time the Company establishes operations in those countries will not subsequently impose them, especially in situations where there is a deterioration in a country's balance of payments or where the local currency is being heavily converted into other currencies.

ENVIRONMENTAL RISKS

  The Company's operations and properties are subject to a wide variety of laws and regulations relating to protection of the environment, natural resources, and human health and safety, including laws and regulations concerning the use and management of hazardous and non-hazardous substances and wastes. Although the Company has made and will continue to make significant expenditures relating to its environmental compliance obligations, there can be no assurance that the Company will at all times be in compliance with all such requirements.

  In connection with certain historical operations, the Company is a party to, or otherwise involved in, legal proceedings under state and federal law involving investigation and remediation activities at approximately 110 contaminated properties. The Company could be held liable, jointly and severally, and without regard to fault, for such investigation and remediation. Based on presently available information regarding the nature and volume of its wastes allegedly disposed or released at these properties, the number of other financially viable, potentially responsible parties, and the total estimated clean-up costs, the Company does not believe that the costs associated with these properties will be material, either individually or in the aggregate.

  The discovery of additional environmental liabilities related to the Company's historical operations or changes in existing environmental requirements could have a material adverse effect on the Company's business, results of operations, or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATED TO THE COMPANY'S COAL OPERATIONS

  In 1997, $222 million of the Company's $332 million in net revenues were attributable to its coal mining operations. The level of cash flows generated in recent periods by the coal operations will not continue after the year 2000 because the delivery requirements under the Company's current long-term contracts decline significantly after that date. Moreover, in the absence of those contracts, the Company's coal mining operations would not be able to operate profitably by selling its production on the spot markets for coal. A substantial majority of the Company's coal mining revenues are concentrated under contracts with three customers.

  The Company's coal operations are subject to extensive laws and regulations that impose stringent operational, maintenance, financial assurance, environmental compliance, reclamation, restoration and closure requirements, including requirements governing air and water emissions, waste disposal, worker health and safety, benefits for current and retired coal miners, and other general permitting and licensing requirements. The Company may not at all times be in compliance with all such requirements. Liabilities or claims associated with such noncompliance could require the Company to incur material costs or suspend production. Mine reclamation costs that exceed the Company's reserves for such matters also could require the Company to incur material costs.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the issuance of New Notes in the Exchange Offer. The New Notes will evidence the same debt as the Original Notes surrendered in exchange therefor and, accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company.

  The net proceeds to the Company of the Initial Offering were approximately $1.937 billion. The net proceeds will be used in connection with the implementation of the Business Plan to increase substantially the Company's information services business and to expand the range of services it offers by building an advanced, international, facilities-based communications network based on IP technology.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1998: (i) the historical consolidated capitalization of the Company; and (ii) such capitalization as adjusted to give effect to the Initial Offering of the Original Notes. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto, incorporated by reference in this Prospectus.

                                                            MARCH 31, 1998
                                                      --------------------------
                                                                     AS
                                                      HISTORICAL ADJUSTED(1)
                                                      ---------- -----------
                                                        (DOLLARS IN MILLIONS)
Cash and marketable securities.......................   $2,095     $4,032
                                                        ======     ======
Current portion of long-term debt....................   $    4     $    4
                                                        ======     ======
Long-term debt, less current portion.................   $  137     $  137
Notes................................................      --       2,000
                                                        ------     ------
    Total long-term debt, less current portion.......      137      2,137
                                                        ------     ------
Total stockholders' equity(1)........................    2,049      2,049
                                                        ------     ------
    Total capitalization.............................   $2,186     $4,186
                                                        ======     ======

--------
(1) Excludes 2,627,767 shares of Common Stock and options and warrants to purchase 423,581 shares of Common Stock which were issued by the Company in connection with the Company's acquisition of XCOM. The shares of Common Stock issued and reserved for issuance upon exercise of such options and warrants equal approximately 1.9% of the outstanding Common Stock on a fully diluted basis.

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Original Notes were originally issued and sold on April 28, 1998 in a transaction exempt from registration under the Securities Act. Accordingly, the Original Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. The Company has agreed pursuant to the Registration Agreement to (i) file, within 90 days after the closing of the Initial Offering (the "Original Notes Closing Date"), a registration statement with the Commission with respect to the Exchange Offer, (ii) use its best effort to cause such registration statement to be declared effective under the Securities Act not later than 150 days after the Original Notes Closing Date and (iii) upon effectiveness of such registration statement, offer New Notes in exchange for surrender of Original Notes. The New Notes are being offered hereunder to satisfy these obligations of the Company under the Registration Agreement.

TERMS OF THE EXCHANGE

  The Company is offering, upon the terms and subject to the conditions of the Exchange Offer, to exchange $1,000 in principal amount of New Notes for each $1,000 in principal amount of outstanding Original Notes. The terms of the New Notes are substantially identical in all respects to the terms of the Original Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will be freely transferable by holders thereof (except as otherwise described herein) and not bear a legend regarding restrictions on transfer, (ii) holders of the New Notes will not be entitled to certain rights of the holders of the Original Notes under the Registration Agreement, which rights with respect to the Original Notes will terminate on consummation of the Exchange Offer and (iii) the New Notes will not contain any provisions regarding the payment of Special Interest. The New Notes will evidence the same debt as the Original Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

  Based on interpretations by the Staff set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Original Notes directly from the Issuer or (iii) broker-dealers who acquired Original Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the date of this Prospectus and ending on the close of business on the day that is 180 days following the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Tendering holders of Original Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Original Notes pursuant to the Exchange Offer.

  Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Original Note surrendered in exchange therefor or, if no interest has been paid on such Original Note, from the date of original issuance of such Original Note.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

  The Exchange Offer expires on the Expiration Date. The term "Expiration
Date" means 5:00 p.m., New York City time, on      , 1998, unless the Company
in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Exchange Offer, as so extended by the Company, expires. The Company reserves the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Original Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

  The initial Exchange Date will be the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Original Notes for any reason, including if any of the events set forth below under " --Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Original Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Original Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the New Notes for the Original Notes on the Exchange Date.

  If the Company waives any material condition to the Exchange Offer, or amends the Exchange Offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Original Notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the Exchange Offer will be extended until the expiration of such period of five business days.

  This Prospectus and the Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Original Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Original Notes.

HOW TO TENDER

  The tender to the Company of Original Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  General Procedures. A holder of an Original Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Original Notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") pursuant to the procedure described below), to the Exchange Agent at its address set forth below under "--Exchange Agent" on or prior to the Expiration Date or (ii) complying with the guaranteed delivery procedures described below.

  If tendered Original Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Original Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Original Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm (an "Eligible Institution") that is a member of a recognized signature guarantee medallion program (an "Eligible Program") within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 (the "Exchange Act"). If the New Notes and/or Original Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Original Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Original Notes should contact such holder promptly and instruct such holder to tender Original Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Original Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

  Book-Entry Transfer. The Exchange Agent will make a request to establish an account with respect to the Original Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after receipt of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Original Notes by causing the Book-Entry Transfer Facility to transfer such Original Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

  THE METHOD OF DELIVERY OF ORIGINAL NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

  Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offer if the holder does not provide the holder's taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

  Guaranteed Delivery Procedures. If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Original Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at its office listed under "--Exchange Agent" hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Original Notes are registered and, if possible, the certificate numbers of the Original Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Original Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Original Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this Prospectus and the Letter of Transmittal.

  A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Original Notes (or a timely Book-Entry Confirmation) is received by the Exchange Agent. Issuances of New Notes in exchange for Original Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Original Notes (or a timely Book-Entry Confirmation).

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Original Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of counsel to the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

  The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

  The party tendering Original Notes for exchange (the "Transferor") exchanges, assigns and transfers the Original Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Original Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Original Notes and to acquire New Notes issuable upon the exchange of such tendered Original Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Original Notes. The Transferor further agrees that acceptance of any tendered Original Notes by the Company and the issuance of New Notes in exchange therefor shall constitute performance in full by the Company of its obligations under the Registration Agreement and that the Company shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

  By tendering Original Notes, the Transferor certifies (a) that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns Original Notes acquired directly from the Company or an affiliate of the Company, that it is acquiring the New Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such New Notes or (b) that it is an "affiliate" (as so defined) of the Company or of the Initial Purchasers, and that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

WITHDRAWAL RIGHTS

  Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Original Notes to be withdrawn, the certificate numbers of Original Notes to be withdrawn, the principal amount of Original Notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such Original Notes exchanged, and the name of the registered holder of such Original Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Original Notes being withdrawn. The Exchange Agent will return the properly withdrawn Original Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

ACCEPTANCE OF ORIGINAL NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Original Notes validly tendered and not withdrawn and the issuance of the New Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Original Notes when, as and if the Company has given written notice thereof to the Exchange Agent.

  The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving New Notes from the Company and causing the Original Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of New Notes to be issued in exchange for accepted Original Notes will be made by the Exchange Agent promptly after acceptance of the tendered Original Notes. Original Notes not accepted for exchange by the Company will be returned without expense to the tendering holders (or in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged Original Notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue New Notes in respect of any properly tendered Original Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, (ii) assessing or seeking any damages as a result thereof, or (iii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Original Notes pursuant to the Exchange Offer; (b) any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the sole judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (a)(i) or (ii) above or, in the sole judgment of the Company, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes which are greater than those described in the interpretations of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer; or (c) a material adverse change shall have occurred in the business, condition (financial or otherwise), operations, or prospects of the Company.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offer.

  Any determination by the Company concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

  In addition, the Company will not accept for exchange any Original Notes tendered and no New Notes will be issued in exchange for any such Original Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

EXCHANGE AGENT

  IBJ Schroder Bank & Trust Company has been appointed as the Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth below.

  By Registered or Certified Mail:          By Overnight Courier or By Hand:


  IBJ Schroder Bank & Trust Company         IBJ Schroder Bank & Trust Company
             P.O. Box 84                            One State Street
        Bowling Green Station                      New York, NY 10004
       New York, NY 10274-0084              Attention: Securities Processing
Attention: Reorganization Operations           Window Subcellar One (SC-1)
             Department

                                 By Facsimile:

                                (212) 858-2611
                     Confirm by Telephone: (212) 858-2103

  Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

SOLICITATION OF TENDERS; EXPENSES

  The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by the Company and are estimated at approximately $400,000.

  No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Original Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Original Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

APPRAISAL RIGHTS

  HOLDERS OF ORIGINAL NOTES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.

FEDERAL INCOME TAX CONSEQUENCES

  The exchange of Original Notes for New Notes by holders will not be a taxable exchange for federal income tax purposes, and holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

OTHER

  Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  As a result of the making of, and upon acceptance for exchange of all validly tendered Original Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Original Notes and the Registration Agreement. Holders of the Original Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Agreement, which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of the Notes." All untendered Original Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Original Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

  The Company may in the future seek to acquire untendered Original Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer.

                    SELECTED FINANCIAL DATA OF THE COMPANY

  The selected financial data presented below as of and for the fiscal years ended the last Saturday in December of 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's audited consolidated financial statements, and the notes related thereto. The selected financial data presented below as of and for the three months ended March 31, 1997 and 1998 have been derived from the Company's unaudited financial statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited consolidated financial statements and the notes related thereto, incorporated by reference in this Prospectus. Since the Business Plan represents a significant expansion of the Company's communications and information services business, the Company does not believe that the following information serves as a meaningful indicator of the Company's future financial condition or results of operations. The Company expects to incur substantial net operating losses for the foreseeable future, and there can be no assurance that the Company will be able to achieve or sustain operating profitability in the future.

                             THREE MONTHS
                           ENDED MARCH 31,          FISCAL YEAR ENDED(1)
                           ----------------- ----------------------------------
                             1998     1997    1997   1996   1995   1994   1993
                           --------  ------- ------ ------ ------ ------ ------
                                          (DOLLARS IN MILLIONS)
Results of Operations:
  Revenue................. $     87  $    80 $  332 $  652 $  580 $  537 $  267
  Earnings (loss) from
   continuing operations..       (6)      16     83    104    126     28    174
  Net earnings(2).........      926       35    248    221    244    110    261
Other Data:
  Ratio of earnings to
   fixed charges(3).......     7.33    10.06   5.73   3.87    --     --   20.94
Financial Position:
  Total assets............    2,794           2,779  3,066  2,945  4,048  3,236
  Current portion of long-
   term debt..............        4               3     57     40     30     11
  Long-term debt, less
   current portion........      137             137    320    361    899    452
  Stockholders' equity....    2,049           2,230  1,819  1,607  1,736  1,671

--------
(1) In October 1993, the Company acquired 35% of the outstanding shares of C-TEC, which shares entitled the Company to 57% of the available voting rights of C-TEC. At December 28, 1996, the Company owned 48% of the outstanding shares and 62% of the voting rights of C-TEC.

    As a result of the C-TEC restructuring in 1997, the Company owns less than 50% of the outstanding shares and voting rights of each of the three entities into which C-TEC was divided, and therefore accounted for each entity using the equity method in 1997. The Company consolidated C-TEC in its financial statements from 1993 to 1996.

    The financial position and results of operations of the Construction Group have been classified as discontinued operations due to the Split-Off.

    In September 1995, the Company dividended its investment in MFS to holders of the Class D Stock. MFS' results of operations have been classified as a single line item on the statements of earnings for 1993, 1994 and 1995. MFS is consolidated in the 1993 and 1994 balance sheets of the Company.

    In January 1994, MFS issued $500 million of 9.375% Senior Discount Notes.

    In September 1997, the Company agreed to sell its energy segment to CalEnergy Company, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The transaction closed on January 2, 1998. Accordingly, the energy segment has been classified as discontinued operations.

(2) In 1993, two public offerings by MFS resulted in a $137 million after-tax gain for the Company. In 1994 and 1995, additional MFS stock transactions resulted in $35 million and $2 million after-tax gains to the Company and reduced its ownership in MFS to 67% and 66%, respectively. In the first quarter of 1998, the Company recognized a gain of $608 million equal to the difference between the carrying value of the Construction Group and its fair value in accordance with the Financial Accounting Standards Board Emerging Issues Tax Force Issue 96-4. The Company then reflected the fair value of the Construction Group as a distribution to the holders of Class C Stock.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes, minority interest and discontinued operations plus fixed charges excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed by the Company to be representative of the interest factor, plus preferred stock dividends on preferred stock of MFS. The Company had a deficiency of earnings to fixed charges of $32 million and $42 million in 1995 and 1994, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's audited consolidated financial statements (including the notes thereto), included elsewhere in this Prospectus.

RECENT DEVELOPMENTS

  Split-Off

  In October 1996, the Board of Directors of the Company (the "Board") directed management of the Company to pursue a listing of the Company's Class D Diversified Group Convertible Exchangeable Common Stock, par value $.0625 per share (the "Class D Stock"), as a way to address certain issues created by the Company's then two-class capital stock structure and the need to attract and retain the best management for the Company's businesses. During the course of its examination of the consequences of a listing of the Class D Stock, management concluded that a listing of the Class D Stock would not adequately address these issues, and instead began to study a separation of the Construction Group from the other businesses of the Company (the "Diversified Group"), thereby forming two independent companies. At the regular meeting of the Board on July 23, 1997, management submitted to the Board for consideration a proposal for separation of the Construction Group and the Diversified Group through a split-off of the Construction Group. At a special meeting on August 14, 1997, the Board approved the Split-Off.

  The separation of the Construction Group and the Diversified Group was contingent upon a number of conditions, including the favorable ratification by a majority of the holders of both the Company's Class C Construction & Mining Group Restricted Redeemable Convertible Exchangeable Common Stock, par value $.0625 per share (the "Class C Stock"), and the Class D Stock, and the receipt by Company of an Internal Revenue Service ruling or other assurance acceptable to the Board that the separation would be tax-free to U.S. stockholders. On December 8, 1997, the holders of Class C Stock and Class D Stock approved the Split-Off and on March 5, 1998, the Company received a favorable ruling from the Internal Revenue Service. The Split-Off occurred on March 31, 1998. In connection with the Split-Off, (i) the Company exchanged each outstanding share of Class C Stock for one share of common stock of PKS Holdings, Inc. ("New PKS"), the company formed to hold the Construction Group, to which eight-tenths of a share of the Company's Class R Convertible Common Stock, par value $.01 per share (the "Class R Stock"), was attached, (ii) New PKS was renamed "Peter Kiewit Sons', Inc.," (iii) the Company was renamed "Level 3 Communications, Inc." and (iv) Class D Stock was designated as Common Stock, par value $.01 per share ("Common Stock"). As a result of the Split-Off, the Company no longer owns any interest in New PKS or the Construction Group.

  Conversion of Class R Stock

  The Board forced the conversion of all outstanding shares of Class R Stock into Common Stock effective as of May 15, 1998. Each share of Class R Stock was converted into $25 worth of Common Stock, based upon the average trading price of the Common Stock on the Nasdaq National Market for the last fifteen trading days of April 1998. Each holder of Class R Stock received .3889 of a share of Common Stock for each share of Class R Stock held. In total, approximately 6.5 million shares of Class R Stock were converted into approximately 2.5 million shares of Common Stock on May 15, 1998. As a result of the Board's determination to force conversion of the Class R Stock, certain adjustments have been made to the cost sharing and risk allocation provisions of the separation agreements between the Company and the Construction Group. See "Certain Transactions and Relationships."

  Conversion of Class C Stock in January 1998

  Prior to the Split-Off, as of January 1 of each year, holders of Class C Stock had the right to convert Class C Stock into Class D Stock, subject to certain conditions. In January 1998, holders of Class C Stock converted
2.3 million shares, with a redemption value of $122 million, into 10.5 million shares of Class D Stock.

  Listing of Common Stock

  Effective April 1, 1998, the Common Stock began trading on The Nasdaq National Market under the symbol "LVLT."

  C-TEC Restructuring

  On September 30, 1997, C-TEC consummated a restructuring of C-TEC into three publicly traded companies (the "C-TEC Companies"). As a result of this restructuring, the Company owns less than 50% of the outstanding shares and voting rights of each C-TEC Company, and therefore has accounted for each C-TEC Company using the equity method as of the beginning of 1997. In accordance with generally accepted accounting principles, C-TEC's financial position, results of operations and cash flows are consolidated in the 1996 and 1995 financial statements.

  CalEnergy Transaction

  In January 1998, the Company and CalEnergy Company, Inc. ("CalEnergy") closed the sale of the Company's energy assets to CalEnergy (the "CalEnergy Transaction"). The Company received proceeds of approximately $1.16 billion and expects to recognize an after-tax gain of approximately $324 million in 1998. The after-tax proceeds from this transaction of approximately $967 million will be used to fund in part the Business Plan.

  Stock Options

  The Company recently adopted an outperform stock option program. For a discussion of the accounting treatment for options granted under this program and their effect on results of operations for future periods, see "Business-- Employee Recruiting and Retention."

  Frontier Agreement

  On March 23, 1998, the Company and Frontier entered into an agreement (the "Frontier Agreement") enabling the Company to lease for a period of up to five years approximately 8,300 miles of OC-12 network capacity on Frontier's new 13,000 mile SONET fiber optic, IP-capable network that is under construction. The leased network will initially connect 15 of the larger cities across the United States. While requiring an aggregate minimum payment of $165 million over its five-year term, the Frontier Agreement does not impose monthly minimum consumption requirements on the Company, allowing the Company to order, alter or terminate circuits as it deems appropriate. The Company expects to recognize these costs as the leased network is utilized.

  Union Pacific Rights-of-Way

  On April 2, 1998, the Company announced it had reached a definitive agreement with Union Pacific granting the Company the use of approximately 7,800 miles of rights-of-way ("ROW") along Union Pacific's rail routes for construction of the North American Intercity Network. The Company expects that the Union Pacific agreement will satisfy substantially all of its anticipated ROW requirements west of the Mississippi River and approximately 50% of the ROW requirements for the North American Intercity Network. The agreement provides for initial fixed payments of up to $8 million to Union Pacific upon execution of the agreement and throughout the construction period, recurring payments in the form of cash, communications capacity, and other communications services based on the number of conduits that are operational and certain construction obligations of the Company to provide fiber or conduit connections for Union Pacific at the Company's incremental cost of construction.

  XCOM Acquisition

  On April 23, 1998, the Company acquired XCOM, a privately held company that has developed technology which the Company believes will provide certain key components necessary for the Company to develop an interface between its IP-based network and the PSTN. The Company issued approximately 2.6 million shares of Common Stock and .4 million options and warrants to purchase Common Stock in exchange for all the common and preferred stock of XCOM. The value of the transaction will be determined through an appraisal. The Company expects to account for this transaction as a purchase and expects to recognize a significant charge to earnings during the second quarter of 1998 for the portion of the cost of the purchase attributable to in-process research and development efforts.

  Initial Offering

  The Company consummated the Initial Offering of Original Notes on April 28, 1998. The net proceeds to the Company of the Initial Offering were approximately $1.937 billion. The net proceeds will be used in connection with the implementation of the Business Plan to increase substantially the Company's information services business and to expand the range of services it offers by building an advanced, international, facilities-based communications network based on IP technology.

  Cable Michigan

  On June 4, 1998, Cable Michigan Inc. ("Cable Michigan") agreed, subject to stockholder and regulatory approval, to be acquired by Avalon Cable for $40.50 per share in cash, or $435 million. The Company currently owns approximately 48.5% of Cable Michigan and accounts for that investment under the equity method. The carrying value of the Company's investment in Cable Michigan as of March 31, 1998 was $44 million. As a result of this transaction, which is expected to be completed in the fourth quarter of 1998, the Company expects to receive estimated proceeds of $211 million and to realize an estimated after-tax gain of $109 million. For the year ended December 27, 1997, the Company's share of equity losses from its investment in Cable Michigan was $6 million which was included in the caption "Equity losses-net" in the Statement of Earnings for that period. For the three months ended March 31, 1998, the Company's share of equity losses from its investment in Cable Michigan was $2 million which was included in the caption "Other Income (Expense)" in the Statement of Earnings for that period.

RESULTS OF OPERATIONS

  Since the Business Plan represents a significant expansion of the Company's communications and information services business, the Company does not believe that the Company's financial condition and results of operations for prior years will serve as a meaningful indication of the Company's future financial condition or results of operations. The Company expects to incur substantial net operating losses for the foreseeable future, and there can be no assurance that the Company will be able to achieve or sustain operating profitability in the future.

  First Quarter 1998 vs. First Quarter 1997

  Revenue. Revenue for the quarters ended March 31, is summarized as follows:

                                                                       1998 1997
                                                                       ---- ----
                                                                          (IN
                                                                       MILLIONS)
Communications and Information Services............................... $29  $16
Coal Mining...........................................................  53   61
Other.................................................................   5    3
                                                                       ---  ---
                                                                       $87  $80
                                                                       ===  ===

  Communications and information services revenue consists of computer outsourcing revenue of $15 million and systems integration revenue of $14 million in 1998. The comparable amounts in 1997 were $11 million and $5 million. Computer outsourcing revenues increased due to the addition of several new customers since the first quarter of 1997. The increase in systems integration revenue in the first quarter of 1998 reflects the pattern of growth experienced throughout 1997 as the Company expanded its computer network systems integration, consulting, and Year 2000 and software reengineering activities since this business commenced operations in 1997.

  By the end of 1998, the Company expects to offer a limited set of services at the gateway sites it is establishing in 15 of the larger U.S. cities. In preparation for the product launch, the Company made significant progress during the first quarter in 1998 in obtaining appropriate licenses, agreements and technical facilities. See "Business--The Level 3 Network."

  Coal mining revenues decreased in 1998 primarily due to the expiration of a long term sales contract at the end of 1997 and continued lower prices for new customer contracts. Coal mining revenue for the year ended 1998 is expected to approximate 1997 revenue, due to additional alternative source and brokerage revenue expected during the remainder of 1998.

  Operating Expenses. Operating expenses increased to $42 million in 1998 from $39 million in 1997 primarily due to costs associated with increased systems integration revenue. Margins from the computer outsourcing and systems integration businesses improved in 1998 primarily due to increased revenues from new customers obtained since the first quarter of 1997 and from the systems integration business, which was in a start-up mode in 1997. Coal margins declined slightly in 1998 due to the expiration of a long term sales contract at the end of 1997. Coal mining margins for the year ended 1998 are expected to approximate margins recognized in 1997 due to additional high margin alternative source coal expected to be sold throughout the remainder of 1998. If current market conditions continue, the Company will experience a significant decline in coal revenue and earnings over the next several years as delivery requirements under long-term contracts decline and as long-term contracts begin to expire.

  Depreciation and Amortization. Depreciation and amortization increased slightly in 1998 to $6 million from $5 million in 1997 primarily due to increased depreciation on PKSIS equipment purchased for new computer outsourcing customers. The Company expects to incur additional amortization expense beginning in the second quarter of 1998 due to the acquisition of XCOM. Additional depreciation is expected beginning in the third quarter of 1998 when the Company commences operations on the Level 3 Network.

  General and Administrative Expenses. General and administrative expenses increased significantly in 1998 to $48 million from $16 million in 1997 primarily due to the cost of activities associated with preparing for the expected launch of the Level 3 Network in the third quarter of 1998. In addition, the Company incurred approximately $7 million of professional service costs associated with the initial development of the BSS infrastructure, specifically designed to enable the Company to offer services efficiently to its targeted customers. In addition to these costs, the Company incurred incremental compensation and relocation costs for the substantial number of new employees that have been hired to begin implementation of the Business Plan, legal costs associated with obtaining licenses, agreements and technical facilities and other development costs associated with the Company's plans to begin offering services in 15 U.S. cities in the fall of 1998. Other than costs associated with the BSS, which the Company will begin to capitalize in the second quarter of 1998, general and administrative costs are expected to increase significantly in future periods as the Company implements the Business Plan.

  EBITDA. EBITDA which consists of earnings (losses) before interest, income taxes, depreciation, amortization, non cash stock-based compensation and other non-operating income or expenses was $(3) million in 1998 and $25 million in 1997. The primary reason for the decrease between periods is the significant increase in general and administrative expenses, described above, incurred in connection with the implementation of the Business Plan. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not intended to represent cash flow for the periods.

  Interest Income. Interest income increased significantly in 1998 to $26 million from $7 million in 1997 as the Company's average cash, cash equivalents and marketable securities balance approximated $2 billion in the first quarter of 1998. Proceeds on the sale of the Company's energy assets to CalEnergy of $1.16 billion were received on January 2, 1998. The Company's average cash, cash equivalents and marketable securities balance approximated $550 million in 1997. Pending utilization of the cash equivalents and marketable securities in implementing the Business Plan, the Company intends to invest the funds primarily in government and governmental agency securities. This investment strategy will provide for less yield on the funds, but is expected to reduce the risk to principal prior to using the funds in implementing the Business Plan.

  Interest Expense. Interest expense increased slightly in 1998 to $4 million from $3 million in 1997 primarily due to interest incurred on a $15 million mortgage with Metropolitan Life established in June 1997 with the

Company's Pavilion Towers office building in Aurora, Colorado serving as collateral. The majority of the interest expense relates to bank and institutional notes with recourse only to the privatized California tollroad project. Interest expense will increase substantially in future periods due to the consummation of the Initial Offering of $2 billion aggregate principal amount of Original Notes on April 28, 1998. Amortization of debt issuance costs associated with the Initial Offering will also increase interest expense in future periods. A significant portion of the interest will be capitalized as the Company develops the Level 3 Network.

  Other Income (Expense). Other expense, net increased substantially in 1998 to $22 million from $3 million in 1997 primarily due to increased losses recognized by the Company's equity method investee, RCN Corporation, Inc. ("RCN"), a full service provider of local, long distance, internet and cable television services primarily to residential users in densely populated areas in the Northeast United States. The Company's share of these losses approximated $31 million. RCN is incurring significant costs in developing its business plan and during the first quarter of 1998 it acquired Ultranet Communications, Inc. and Erols Internet, Inc., two ISPs with operations in the Boston to Washington, D.C. corridor. RCN recognized a charge to earnings of approximately $45 million (the Company's share $21 million) with respect to certain costs of the acquisitions associated with in-process research and development activities.

  Also included in other income (expense) are equity earnings in Commonwealth Telephone Enterprises, Inc., a Pennsylvania public utility providing telephone service, equity in losses of Cable Michigan, a cable television operator in the State of Michigan, and realized gains and losses on the sale of marketable securities, investments and other assets each not individually significant to the Company's results of operations.

  Income Tax (Provision) Benefit. Income tax benefit approximates the statutory rate in 1998. The income tax provision in 1997 is slightly below the statutory rate due primarily to depletion allowances and other individually insignificant deductions for tax purposes in excess of that recognized for financial reporting purposes.

  Discontinued Operations. Discontinued operations includes the one-time gain of $608 million recognized upon the distribution of the Construction Group to former holders of Class C Stock on March 31, 1998. Also included in discontinued operations is the gain, net of tax, of $324 million from the Company's sale of its energy assets to CalEnergy on January 2, 1998.

  1997 vs. 1996

  Coal Mining. Revenue from the Company's coal mines declined 5% in 1997 compared to 1996. Alternate source coal revenue declined by $16 million in 1997. The Company's primary coal customer, Commonwealth Edison Company ("Commonwealth Edison"), accelerated its contractual commitments in 1996 for alternate source coal, thus reducing its obligations in 1997. In addition to the decline in tonnage shipped, the price of coal sold to Commonwealth Edison declined 1% in 1997. Revenue attributable to other contracts increased by approximately $4 million. The actual amount of coal shipped under these other contracts increased 5% in 1997, but the price at which it was sold was 4% lower than 1996.

  Gross margin, as a percentage of revenue, declined 11% from 1996 to 1997. Gross margins in 1996 were higher than in recent years due to the additional high margin alternate source coal sold to Commonwealth Edison in 1996 and the refund of premiums from a captive insurance company that insured against black lung disease. The decline in Commonwealth Edison shipments and an overall decline in average selling price adversely affected the results for 1997. If current market conditions continue, the Company will experience a significant decline in coal revenue and earnings over the next several years as delivery requirements under long-term contracts decline and as long-term contracts begin to expire.

  Information Services. Revenue increased by 124% to $94 million in 1997 from $42 million in 1996. Revenue from computer outsourcing services increased 20% to $49 million in 1997 from $41 million in 1996. The increase was due to new computer outsourcing contracts signed in 1997. Revenue for systems integration grew to $45 million in 1997 from less than $1 million in 1996. Strong demand for Year 2000 renovation services fueled the growth in systems integration revenues.

  Gross margin, as a percentage of revenue, decreased to 28% in 1997 from 41% in 1996 for the computer outsourcing business. The reduction of the gross margin was due to up-front costs associated with new contracts and significant increases in personnel costs due to the tightening supply of computer professionals. Gross margin for the systems integration business was approximately 40% in 1997. A comparison to 1996 gross margin is not meaningful due to the start-up nature of the business.

  General and Administrative Expenses. Excluding C-TEC, general and administrative expenses increased 20% to $114 million in 1997. The increase was primarily attributable to a $41 million increase in the information services business' general and administrative expenses. The majority of the increase is attributable to additional compensation expense that was incurred due to the conversion of a subsidiary's option and stock-appreciation rights plans to the Company's Class D Stock Option Plan. The remainder of the increase relates to the increased expenses for new sales offices established in 1997 for the systems integration business and the additional personnel hired in 1997 to implement the Business Plan.

  Exclusive of the information services business, general and administrative expenses decreased 26% to $62 million in 1997. A decrease in professional services and the mine management fees were partially offset by increased compensation expense. Due to the favorable resolution of certain environmental and legal matters, costs that were previously accrued for these issues were reversed in 1997. Partially offsetting this reduction were legal, tax and consulting expenses associated with the CalEnergy Transaction and the Split-Off.

  Equity Losses. The losses for the Company's equity investments increased from $9 million in 1996 to $43 million in 1997. Had the C-TEC entities been accounted for using the equity method in 1996, the losses would have increased to $13 million. The expenses associated with the deployment and marketing of the advanced fiber networks in New York, Boston and Washington, D.C., and the costs incurred in connection with the buyout of a marketing contract with minority shareholders are primarily responsible for the increase in equity losses attributable to RCN Telecom Services from $6 million in 1996 to $26 million in 1997. The Company's share of the losses of Cable Michigan, Inc. decreased to $6 million in 1997 from $8 million in 1996. This improvement is attributable to the gains recognized on the sale of Cable Michigan, Inc.'s Florida cable systems. The earnings of Commonwealth Telephone Company were consistent with that of 1996. The Company recorded equity earnings of $9 million in each year attributable to Commonwealth Telephone Company. The Company also recorded equity losses attributable to several developing businesses.

  Investment Income. Investment income increased 7% in 1997 after excluding C-TEC's $14 million of investment income in 1996. Gains recognized on the sale of marketable securities, primarily within the Kiewit Mutual Fund ("KMF"), increased from $3 million in 1996 to $9 million in 1997. In 1997, KMF repositioned the securities within its portfolios to more closely track overall market performance. Partially offsetting these additional gains was a decline in interest income due to an overall reduction of yield earned by the KMF portfolios.

  Interest Expense. Interest expense increased significantly in 1997 after excluding $28 million of interest attributable to C-TEC in 1996. California Private Transportation Company L.P. ("CPTC"), the owner-operator of a privatized tollroad in California, incurred interest costs of approximately $9 million and $11 million in 1996 and 1997. In 1996, interest of $5 million was capitalized due to the construction of the tollroad. Construction was completed in August 1996, and all interest incurred subsequent to that date was charged against earnings. Interest associated with the financing of the Aurora, Colorado property of $1 million, also contributed to the increase in interest expense.

  Other Income. Other income in 1996 includes $2 million of other expenses attributable to C-TEC. Excluding these losses, other income declined from $8 million in 1996 to $1 million in 1997. The absence of gains on the sale of timberland properties and other assets, which accounted for $6 million of income in 1996, is responsible for the decline.

  Income Tax (Provision) Benefit. The effective income tax rate for 1997 is less than the expected statutory rate of 35% due primarily to prior year tax adjustments, partially offset by the effect of nondeductible compensation expense associated with the conversion of the information services option and stock appreciation rights plans to the Company's Class D Stock Option Plan. In 1996, the effective rate was also lower than the statutory rate due to prior year tax adjustments. These adjustments were partially offset by nondeductible costs associated with goodwill amortization and taxes on foreign operations. In 1997 and 1996, the Company settled a number of disputed issues related to prior years that have been included in prior year tax adjustments.

  Discontinued Operations--Construction and Materials. Construction revenues increased $414 million during 1997 compared to 1996. The consolidation of ME Holding Inc. (due to the increase in ownership by the Company from 49% to 80%) ("ME Holding") contributed $261 million, almost two-thirds of the increase. In addition to ME Holding, several large projects and joint ventures became fully mobilized during the latter part of the year and were well into the "peak" construction phase.

  Material revenues increased 19% to $290 million in 1997 from $243 million in 1996. The acquisition of additional plant sites accounts for 22% of the increase in sales. The remaining increase was a result of the strong market for material products in Arizona. This raised sales volume from existing plant sites and allowed for slightly higher selling prices. The inclusion of $10 million of revenues from the Oak Mountain facility in Alabama also contributed to the increase.

  Construction margins increased to 13% of revenue in 1997 as compared to 10% in 1996. The favorable resolution of project uncertainties, several change order settlements, and cost savings or early completion bonuses received during the year contributed to this increase.

  Material margins decreased from 10% of revenue in 1996 to 4% in 1997. Losses at the Oak Mountain facility in Alabama were the source of the decrease. The materials margins from sources other than Oak Mountain remained stable as higher unit sales and selling prices were offset by increases in raw materials costs.

  General and administrative expenses of the Construction Group increased 11% in 1997 after deducting $17 million of expenses attributable to ME Holding. Compensation and profit sharing expenses increased $9 million and $2 million, respectively, from 1996. The increase in these costs is a direct result of higher construction earnings.

  The effective income tax rates in 1997 and 1996 for the Construction Group differ from the expected statutory rate of 35% primarily due to state income taxes and prior year tax adjustments.

  Discontinued Operations--Energy. Income from discontinued operations increased to $29 million in 1997 from $9 million in 1996. The acquisition of Northern Electric plc ("Northern Electric") in late 1996 and the commencement of operations at the Mahanagdong geothermal facility in July, 1997 were the primary factors that resulted in the increase.

  In October 1997, CalEnergy sold approximately 19.1 million shares of its common stock. This sale reduced the Company's ownership in CalEnergy to approximately 24%. It is the Company's policy to recognize gains or losses on the sale of stock by its investees. The Company recognized an after-tax gain of approximately $44 million from transactions in CalEnergy stock in the fourth quarter of 1997.

  On July 2, 1997, the Labour Party in the United Kingdom announced the details of its proposed "Windfall Tax" to be levied against privatized British utilities. This one-time tax is 23% of the difference between the value of Northern Electric at the time of privatization and the utility's current value based on profits over a period of up to four years. CE Electric UK plc ("CE Electric") recorded an extraordinary charge of approximately $194 million when the tax was enacted on July 31, 1997. The total after-tax impact to the Company, directly through its investment in CE Electric and indirectly through its interest in CalEnergy, was $63 million.

  1996 vs. 1995

  Coal Mining. Revenue and net earnings improved primarily due to increased alternate source tons sold to Commonwealth Edison in 1996 and the liquidation of a captive insurance company which insured against black lung disease. Upon liquidation, the Company received a refund of premiums paid plus interest in excess of reserves established by the Company for this liability. Since 1993, the amended contract with Commonwealth

Edison provided that delivery commitments would be satisfied with coal produced by unaffiliated mines in the Powder River Basin in Wyoming. Coal produced at the Company's mines did not change significantly from 1995 levels.

  Information Services. Revenue increased 17% to $42 million in 1996 from $36 million in 1995. The increase was primarily due to new computer outsourcing contracts signed in 1996. Less than $1 million of revenue was generated by the operations of the new systems integration business, started in February, 1996.

  Gross margin as a percentage of revenue for the outsourcing business decreased to 41% in 1996 from 45% in 1995. The reduction of the gross margin was primarily due to up-front costs for new customers which were recognized as an expense when incurred.

  Telecommunications. Revenue for the telecommunications segment increased 13% to $367 million for fiscal 1996. C-TEC's telephone group's $10 million, or 8%, increase in sales and C-TEC's cable group's $33 million, or 26%, increase in revenue were the primary contributors to the improved results. The increase in telephone group revenue is due to higher intrastate access revenue from the growth in access minutes, an increase of 13,000 access lines, and higher Internet access and video conferencing sales. Cable group revenue increased primarily due to higher average subscribers and the effects of rate increases in April 1995 and February 1996. Subscriber counts increased primarily due to the acquisition of Pennsylvania Cable Systems ("Pennsylvania Cable"), formerly Twin County Trans Video, Inc., in September 1995, and the consolidation of Mercom, Inc. ("Mercom") since August 1995. Pennsylvania Cable and Mercom account for $23 million of the increase in cable revenue in 1996.

  The 1996 operating expenses for the telecommunications business increased $38 million or 18% compared to 1995. The telephone group experienced a 9% increase in expenses and the cable group's costs increased 31%. The increase for the telephone group was primarily attributable to higher payroll expenses resulting from additional personnel, wage increases and higher overtime. Also contributing to the increase were fees associated with the Internet access services and consulting services for a variety of regulatory and operational matters. The cable group's increase was due to increased depreciation, amortization and compensation expenses associated with the acquisition of Pennsylvania Cable and the consolidation of Mercom's operations. Also contributing to the higher costs were rate increases for existing programming and the costs for additional programming.

  General and Administrative Expenses. General and administrative expenses declined 5% to $181 million in 1996. Decreases in expenses associated with legal and environmental matters were partially offset by higher mine management fees paid to the Construction Group, the costs attributable to C-TEC and the opening of the SR91 toll road. C-TEC's corporate overhead and other costs increased approximately 13% in 1996. This increase is attributable to costs associated with the development of RCN Telecom Services' business in New York and Boston, the acquisition of Pennsylvania Cable, the consolidation of Mercom and the investigation of the feasibility of various restructuring alternatives.

  Equity Losses. Losses attributable to the Company's equity investments increased to $9 million in 1996 from $5 million in 1995. The additional losses were attributable to an enterprise engaged in the renewable fuels business and to C-TEC's investment in Megacable, S.A. de C.V., Mexico's second largest cable television operator.

  Investment Income. Investment income increased 24% in 1996 compared to 1995. Increased gains on the sale of marketable and equity securities and interest income were partially offset by a slight decline in dividend income.

  Interest Expense. Interest expense in 1996 increased 43% compared to 1995. The increase was primarily due to interest on the CPTC debt that was capitalized through July 1996, and C-TEC's redeemable preferred stock, issued in the Pennsylvania Cable acquisition, that began accruing interest in 1996.

  Gain on Subsidiary's Stock Transactions. The issuance of the stock of MFS for acquisitions by MFS and the exercise of MFS employee stock options resulted in a $3 million net gain to the Company in 1995.

  Other. The decrease of other income in 1996 was primarily attributable to the receipt in 1995 of settlement proceeds related to certain litigation regarding the Company's mining operations.

  Income Tax Benefit (Provision). The effective income tax rate for 1996 differs from the statutory rate of 35% primarily because of adjustments to prior year tax provisions, partially offset by state taxes and nondeductible amounts associated with goodwill amortization. In 1995, the rate is lower than 35% due primarily to $93 million of income tax benefits from the reversal of certain deferred tax liabilities originally recognized on gains from MFS stock transactions that are no longer required due to the tax-free spin-off of MFS, and adjustments to prior year tax provisions.

  Discontinued Operations--Construction and Materials. Revenue from construction decreased 1% to $2,303 million in 1996. This resulted from the completion of several major projects during the year, while many new contracts were still in the start-up phase. The Construction Group's share of joint venture revenue remained at 30% of total revenues in 1996. Revenue from materials increased by less than 1% in 1996. Increased demand for aggregates in the Arizona market was offset by a decline in precious metal sales. The Construction Group sold its gold and silver operations in Nevada to Kinross Gold Corporation ("Kinross") and essentially liquidated its metals inventory in 1995.

  Opportunities in the construction and materials industry continued to expand along with the economy. Because of the increased opportunities, the Construction Group was able to be selective in the construction projects it pursued. Gross margins for construction increased from 8% in 1995 to 10% in 1996. This resulted from the completion of several large projects and increased efficiencies in all aspects of the construction process. Gross margins for materials declined from 13% in 1995 to 10% in 1996. The lack of higher margin precious metals sales in 1996 combined with slightly lower construction materials margins produced the reduction in operating margin.

  In 1995, the exchange of the Construction Group's gold and silver operations in Nevada for 4,000,000 shares of common stock of Kinross led to a $21 million gain for the Construction Group. The gain was the difference between the Construction Group's book value in the gold and silver operations and the market value of the Kinross shares at the time of the exchange. Other income was also primarily comprised of mining management fees from the Diversified Group, of $37 million and $30 million in 1996 and 1995, and gains on the disposition of property, plant and equipment and other assets of $17 million and $12 million in 1996 and 1995.

  The effective income tax rate for 1996 differs from the statutory rate of 35% primarily because of adjustments to prior year tax provisions and state taxes. In 1995, the rate was higher than 35% due primarily to state income taxes.

  Discontinued Operations--Energy. Income from discontinued operations declined in 1996 by 36% to $9 million. Losses attributable to the Company's interest in CE Casecnan Water and Energy ("CE Casecnan"), additional development expenses for international activities, and the costs associated with the Northern Electric transaction were partially offset by increased equity earnings from CalEnergy.

FINANCIAL CONDITION--MARCH 31, 1998

  The Company's working capital increased substantially during the first quarter of 1998 primarily due to the sale of the Company's energy assets to CalEnergy in the CalEnergy Transaction for $1.16 billion on January 2, 1998. The Company's working capital was $1.9 billion on March 31, 1998 and $1.4 billion on December 27, 1997. The Company's operations provided $17 million of cash during the first quarter of 1998, primarily from coal mining operations partially offset by costs in implementing the Business Plan.

  The Company made capital expenditures of $18 million during the first quarter of 1998, primarily related to the development of the infrastructure associated with the Level 3 Network and the purchase of equipment used by the computer outsourcing business. The Company also had net purchases of marketable securities of $603 million, primarily attributable to the investment of the CalEnergy Transaction proceeds. The Company also made several small investments in development stage businesses during the first quarter of 1998.

  Financing activities in the first quarter of 1998 consisted primarily of cash received upon the conversion of 2.3 million shares of Class C Stock, with a redemption value of $122 million, into 10.5 million shares of Class D Stock during January 1998, proceeds from sales of Class D Stock of $17 million and the exercise of the Company's stock options for $10 million. The Company reflected in the equity accounts the exchange of the conversion right and the issuance of the Class R Stock at its fair value of $92 million on the date of the Split-Off. The Company will recognize a similar adjustment to the equity accounts of approximately $70 million during the second quarter of 1998 due to the forced conversion of the Class R Stock effective May 15, 1998.

  The Company consummated the Initial Offering of Original Notes on April 28, 1998. The net proceeds to the Company of the Initial Offering were approximately $1.937 billion. The Company intends to use the net proceeds of the Initial Offering in connection with the implementation of the Business Plan to increase substantially its information services business and to expand the range of services it offers by building an advanced international, facilities-based communications network based on IP technology.

FINANCIAL CONDITION--DECEMBER 27, 1997

  The Company's working capital, excluding C-TEC and discontinued operations, increased $392 million or 106% during 1997. This was due to the $182 million of cash generated by operations, primarily coal operations, and the significant financing activities described below.

  Investing activities included $452 million used to purchase marketable securities, $42 million of investments and $26 million of capital expenditures, including $14 million for the Company's existing information services business and $6 million for a corporate jet. The $42 million of investments primarily included the Company's $22 million investment in the Pavilion Towers office complex, located in Aurora, Colorado, and $15 million of investments in developing businesses. Funding a portion of these activities was the sale of marketable securities for $167 million.

  Sources of financing include $138 million from the issuance of Class D Stock, $72 million from the exchange of Class C Stock for Class D Stock and $16 million from the financing for Pavilion Towers. Uses consist primarily of $12 million for the payment of dividends and $2 million of payments on long-term debt.

  At December 27, 1997, the Company had $140 million of long-term debt. Of this long-term debt, $114 million was long term debt of CPTC. Approximately $14 million of additional long-term debt is included in net investments in discontinued operations--construction.

LIQUIDITY AND CAPITAL RESOURCES

  Since late 1997, the Company has substantially increased the emphasis it places on and the resources devoted to its communications and information services business. The Company intends to become a facilities-based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. To reach this goal, the Company plans to expand substantially the business of PKSIS and to create, through a combination of construction, purchase and leasing of facilities and other assets, an international, end-to-end, facilities-based communications network. The Company is designing its network based on IP technology in order to leverage the efficiencies of this technology to provide lower cost communications services.

  The development of the Business Plan will require significant capital expenditures, a substantial portion of which will be incurred before any significant related revenues from the Business Plan are expected to be realized. These expenditures, together with the associated early operating expenses, will result in substantial negative cash flow and substantial net operating losses for the Company for the foreseeable future. The Company estimates that its capital expenditures in connection with the Business Plan will be in excess of $500 million in 1998 and will approximate $2 billion in 1999. The Company's current liquidity, including the net proceeds of the Initial Offering, should be sufficient to fund the currently committed portions of the Business Plan.

  The Company currently estimates that the implementation of the Business Plan, as currently contemplated, will require between $8 and $10 billion over the next 10 years. The Company's ability to implement the Business Plan and meet its projected growth is dependent upon its ability to secure substantial additional financing in the future. The Company expects to meet its additional capital needs with the proceeds from sales or issuance of equity securities, credit facilities and other borrowings, or additional debt securities. The Indenture permits the Company and its subsidiaries to incur substantial amounts of debt. In addition, the Company may sell or dispose of existing businesses or investments to fund portions of the Business Plan. The Company may, as part of its ordinary course of business, sell or lease capacity, its conduits or access to its conduits. There can be no assurance that the Company will be successful in producing sufficient cash flow, raising sufficient debt or equity capital on terms that it will consider acceptable, or selling or leasing fiber optic capacity or access to its conduits, or that proceeds of dispositions of the Company's assets will reflect the assets' intrinsic value. Further, there can be no assurance that expenses will not exceed the Company's estimates or that the financing needed will not likewise be higher than estimated. Failure to generate sufficient funds may require the Company to delay or abandon some of its future expansion or expenditures, which could have a material adverse effect on the implementation of the Business Plan. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, such financing will be on terms acceptable to the Company. If the Company is unable to obtain additional financing when needed, it may be required to scale back significantly its Business Plan and, depending upon cash flow from its existing business, reduce the scope of its plans and operations.

  In connection with implementing the Business Plan, management will continue reviewing the existing businesses of the Company to determine how those businesses will complement the Company's focus on communications and information services. If it is decided that an existing business is not compatible with the communications and information services business and if a suitable buyer can be found, the Company may dispose of that business.

  In February 1998, the Company announced that it was moving its corporate headquarters to Broomfield, Colorado, a northwest suburb of Denver. The campus facility is expected to encompass eventually over 500,000 square feet of office space at a construction cost of over $70 million. The Company is leasing space in the Denver area while the campus is under construction. The first phase of the complex is scheduled for completion in the summer of 1999.

NEW ACCOUNTING PRONOUNCEMENTS

  On March 4, 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1") Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance regarding whether costs of computer software developed or obtained for internal use should be capitalized or expensed and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company has elected earlier applications of SOP 98-1 and has therefore adopted its provisions as of January 1, 1998. Costs incurred prior to the application of SOP 98-1, whether capitalized or not, are not adjusted upon adoption.

  On April 3, 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, ("SOP 98-5") Reporting on the Costs of Start-Up Activities, which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company is required to reflect the initial application of SOP 98-5 as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board Opinion No. 20, Accounting Changes. As a result of the cumulative effect of a change in accounting treatment, the Company expects to record a charge to earnings in the first quarter of 1999 for any unamortized start-up or organization costs as of the beginning of 1999. The Company is currently investigating the amount of that charge.

                               INDUSTRY OVERVIEW

HISTORY AND INDUSTRY DEVELOPMENT

  Telecommunications Industry. Prior to its court-ordered breakup in 1984 (the "Divestiture"), AT&T largely monopolized the telecommunications services in the United States even though technological developments had begun to make it economically possible for companies (primarily entrepreneurial enterprises) to compete for segments of the communications business.

  The present structure of the U.S. telecommunications market is largely the result of the Divestiture. As part of the Divestiture, seven local exchange holding companies were created to offer services in geographically defined areas called LATAs. The RBOCs were separated from the long distance provider, AT&T, resulting in the creation of two distinct market segments: local exchange and long distance. The Divestiture provided for direct, open competition in the long distance segment.

  The Divestiture did not provide for competition in the local exchange market. However, several factors served to promote competition in the local exchange market, including: (i) customer desire for an alternative to the RBOCs, also referred to as the ILECs; (ii) technological advances in the transmission of data and video requiring greater capacity and reliability than ILEC networks were able to accommodate; (iii) a monopoly position and rate of return-based pricing structure which provided little incentive for the ILECs to upgrade their networks; and (iv) the significant fees, called "access charges," long distance carriers were required to pay to the ILECs to access the ILECs' networks.

  The first competitors in the local exchange market, designated as CAPs by the FCC, were established in the mid-1980s. Most of the early CAPs were entrepreneurial enterprises that operated limited networks in the central business districts of major cities in the United States where the highest concentration of voice and data traffic is found. Since most states prohibited competition for local switched services, early CAP services primarily consisted of providing dedicated, unswitched connections to long distance carriers and large businesses. These connections allowed high-volume users to avoid the relatively high prices charged by ILECs for dedicated, unswitched connections or for switched access.

  As CAPs proliferated during the latter part of the 1980s, certain federal and state regulators issued rulings which favored competition and promised to open local markets to new entrants. These rulings allowed CAPs to offer a number of new services, including, in certain states, a broad range of local exchange services, including local switched services. Companies providing a combination of CAP and switched local services are sometimes referred to as CLECs. This pro-competitive trend continued with the passage of the Telecom Act, which provided a legal framework for introducing competition to local telecommunications services throughout the United States.

  Over the last three years, several significant transactions have been announced representing consolidation of the U.S. telecom industry. Among the ILECs, Bell Atlantic Corporation and NYNEX Corporation merged in August 1997, Pacific Telesis Group and SBC Communications Inc. merged in April 1997 and SBC Communications Inc. and Ameritech Corporation announced in May 1998 an agreement to merge. Major long distance providers have sought to enhance their positions in local markets, through transactions such as AT&T's acquisition of Teleport Communications Group and WorldCom's mergers with MFS and Brooks Fiber Properties, and to otherwise improve their competitive positions, through transactions such as WorldCom's planned merger with MCI.

  Many international markets resemble that of the United States prior to the Divestiture. In many countries, traditional telecommunications services have been provided through a monopoly provider, frequently controlled by the national government, such as a Post, Telegraph and Telephone Company ("PTT"). In recent years, there has been a trend toward liberalization of many of these markets, particularly in Europe. Led by the introduction of competition in the United Kingdom, the European Union mandated open competition as of January 1998. Similar trends are emerging, albeit more slowly, in Asia.

  Internet Industry. The Internet is a global collection of interconnected computer networks that allows commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information and conduct business. The Internet originated with the ARPAnet, a restricted network that was created in 1969 by the United States Department of Defense Advanced Research Projects Agency (DARPA) to provide efficient and reliable long distance data communications among the disparate computer systems used by government-funded researchers and academic organizations. The networks that comprise the Internet are connected in a variety of ways, including by the public switched telephone network and by high speed, dedicated leased lines. Communications on the Internet are enabled by IP, an inter-networking standard that enables communication across the Internet regardless of the hardware and software used.

  Over time, as businesses have begun to utilize e-mail, file transfer and, more recently, intranet and extranet services, commercial usage has become a major component of Internet traffic. In 1989, the U.S. government effectively ceased directly funding any part of the Internet backbone. In the mid-1990s, contemporaneous with the increase in commercial usage of the Internet, a new type of provider called an ISP became more prevalent. ISPs offer access, e-mail, customized consent and other specialized services and products aimed at allowing both commercial and residential customers to obtain information from, transmit information to, and utilize resources available on the Internet.

  ISPs generally operate networks composed of dedicated lines leased from Internet backbone providers using IP-based switching and routing equipment and server-based applications and databases. Customers are connected to the ISP's POP by facilities obtained by the customer or the ISP from either ILECs or CLECs through a dedicated access line or the placement of a circuit-switched local telephone call to the ISP.

  IP Communications Technology. There are two widely used switching technologies in currently deployed communications networks: circuit-switching systems and packet-switching systems. Circuit-switch based communications systems establish a dedicated channel for each communication (such as a telephone call for voice or fax), maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switch based communications systems format the information to be transmitted, such as e-mail, voice, fax and data into a series of shorter digital messages called "packets." Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address.

  Packet-switch based systems offer several advantages over circuit-switch based systems, particularly the ability to commingle packets from several communications sources together simultaneously onto a single channel. For most communications, particularly those with bursts of information followed by periods of "silence," the ability to commingle packets provides for superior network utilization and efficiency, resulting in more information being transmitted through a given communication channel. There are, however, certain disadvantages to packet-switch based systems as currently implemented. Rapidly increasing demands for data, in part driven by the Internet traffic volumes, are straining capacity and contributing to latency (delays) and interruptions in communications transmissions. In addition, there are concerns about the adequacy of the security and reliability of packet-switch based systems as currently implemented.

  Many initiatives are under way to develop technology to address these disadvantages of packet-switch based systems. The Company believes that the IP standard, which is an "open networking standard" broadly adopted in the Internet and elsewhere, should remain a primary focus of these development efforts. The Company expects the benefits of these efforts to be improved communications throughout, reduced latency and declining networking hardware costs.

TELECOMMUNICATIONS SERVICES MARKET

  Overview of U.S. Market. The traditional U.S. market for telecommunications services can be divided into three basic sectors: long distance services, local exchange services and Internet access services. In 1997, it is estimated that local exchange services accounted for revenues of $92.4 billion, long distance services generated revenues of $104.6 billion and Internet services revenues totaled $6.3 billion. Revenues for both local exchange and long distance services include amounts charged by long distance carriers and subsequently paid to ILECs (or, where applicable, CLECs) for long distance access.

  Long Distance Services. A long distance telephone call can be envisioned as consisting of three segments. Starting with the originating customer, the call travels along a local exchange network to a long distance carrier's POP. At the POP, the call is combined with other calls and sent along a long distance network to a POP on the long distance carrier's network near where the call will terminate. The call is then sent from this POP along a local network to the terminating customer. Long distance carriers provide only the connection between the two local networks, and pay access charges to LECs for originating and terminating calls.

  The following diagram is a simplified illustration of a typical long distance call:

                                   [Diagram]

  Local Exchange Services. A local call is one that does not require the services of a long distance carrier. In general, the local exchange carrier connects end user customers within a LATA and also provides the local portion of most long distance calls.

  The following diagram is a simplified illustration of a typical local call:

                                   [Diagram]

  Internet Service. Internet services are generally provided in at least two distinct segments. A local network connection is required from the ISP customer to the ISP's local facilities. For large, communication-intensive users and for content providers, these connections are typically unswitched, dedicated connections provided by

ILECs or CLECs, either as independent service providers or, in some cases, by a company which is both a CLEC and an ISP. For residential and small/medium business users, these connections are generally PSTN connections obtained on a dial-up access basis as a local exchange telephone call. Once a local connection is made to the ISP's local facilities, information can be transmitted and obtained over a packet-switched IP data network, which may consist of segments provided by many interconnected networks operated by a number of ISPs. This collection of interconnected networks makes up the Internet. A key feature of Internet architecture and packet-switching is that a single dedicated channel between communication points is never established, which distinguishes Internet-based services from the PSTN.

  The following diagram is a simplified illustration of a typical Internet access service:


                                     [Diagram]

  Overview of International Market. The traditional market for telecommunications services outside of the United States can also be divided into three basic sectors: long distance services, local exchange services and Internet access services. In 1997, it is estimated that local exchange services accounted for revenues of $116.6 billion, long distance services generated revenues of $193.7 billion and Internet services revenues totaled $4.8 billion.

                                   BUSINESS

  Level 3 engages in the information services, communications and coal mining businesses through ownership of operating subsidiaries and substantial equity positions in public companies. In late 1997, the Company announced the Business Plan to increase substantially its information services business and to expand the range of services it offers by building an advanced, international facilities-based communications network based on IP technology.

HISTORY

  The Company was incorporated as Peter Kiewit Sons', Inc. in Delaware in 1941 to continue a construction business founded in Omaha, Nebraska in 1884. In subsequent years, the Company invested a portion of the cash flow generated by its construction activities in a variety of other businesses. The Company entered the coal mining business in 1943, the telecommunications business (consisting of MFS and, more recently, an investment in C-TEC and its successors RCN Corporation, Commonwealth Telephone Enterprises, Inc. and Cable Michigan) in 1988, the information services business in 1990 and the alternative energy business, through CalEnergy, in 1991. Level 3 also has made investments in several development-stage ventures.

  In the last three years, the Company has distributed to its stockholders a portion of its telecommunications business, split off its construction business and sold its investments in the alternative energy sector. In 1995, the Company distributed to the holders of Class D Stock all of its shares of MFS. In the seven years from 1988 to 1995, the Company invested approximately $500 million in MFS; at the time of the distribution to stockholders in 1995, the Company's holdings in MFS had a market value of approximately $1.75 billion. In December 1996, MFS was purchased by WorldCom in a transaction valued at $14.3 billion.

  In December 1997, the Company's stockholders ratified the decision of the Board to effect the Split-Off separating the Construction Group. As a result of the Split-Off, which was completed on March 31, 1998, the Company no longer owns any interest in the Construction Group. In conjunction with the Split-Off, the Company changed its name to "Level 3 Communications, Inc.," and New PKS, the company formed in the Split-Off to hold the Construction Group's business, changed its name to "Peter Kiewit Sons', Inc."

  In January 1998, the Company completed the sale to CalEnergy of its energy investments, consisting primarily of a 24% equity interest in CalEnergy. The Company received proceeds of approximately $1.16 billion from this sale, and as a result expects to recognize an after-tax gain of approximately $324 million in 1998.

BUSINESS PLAN

  Since late 1997, the Company has substantially increased the emphasis it places on and the resources devoted to its communications and information services business. The Company intends to become a facilities-based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. To reach this goal, the Company plans to expand substantially the business of PKSIS and to create, through a combination of construction, purchase and leasing of facilities and other assets, an international, end-to-end, facilities-based communications network. The Company is designing the Level 3 Network based on IP technology in order to leverage the efficiencies of this technology to provide lower cost communications services.

  Market and Technology Opportunity. The Company believes that, as technology advances, a comprehensive range of both consumer and business communications and information services will be provided over networks utilizing IP technology. These services will include traditional voice services and fax transmission, as well as other data services such as Internet access and virtual private networks. The Company believes this shift has begun, and over time should accelerate, for the following reasons:

  . Efficiency. As a packet-switched technology, IP technology generally uses network capacity more efficiently than the traditional circuit-switched PSTN. Therefore, certain services can be provided for lower cost over a network using IP technology, particularly those services which are not timing sensitive, such as e-mail and file transfer.

  . Flexibility. IP technology is based on an open protocol (a non-proprietary, published standard) which allows for market driven development of new uses and applications for IP networks. In contrast, the PSTN is based on proprietary protocols, which are governed and maintained by international standards bodies that are generally controlled by government-affiliated entities.

  . Improving Technologies. The Company believes that IP's open protocol will likely lead to technological advances that will address the problems currently associated with IP-based applications, including the difficulty achieving seamless interconnection with the PSTN, latency (delay through the network which can negatively affect timing sensitive communications such as voice and fax) and concerns about adequate security and reliability.

  . Standardized Interface. Web browsers (developed for the Internet and usable with many IP networks) can provide a standardized interface to data and applications on an IP network and thus make it easier for end users to access and use these resources.

  Level 3's Strategy. The Company seeks to capitalize on the benefits of IP technology by pursuing the Business Plan. Key elements of the Company's strategy include:

  . Deploy an Advanced Network Infrastructure. The Company is creating the
    Level 3 Network, an advanced, international, facilities-based communications network based on IP technology, through a combination of construction, purchase and lease of network assets. Level 3 is designing its network to provide high quality communications services at lower cost and to incorporate more readily future technological improvements relative to older, less adaptable networks.

  . Provide Seamless Interconnection to the PSTN. The Company is developing technology to allow seamless interconnection of the Level 3 Network with the PSTN. A seamless interconnection will allow customers to use the Company's IP-based services, including voice and fax, without modifying existing telephone and fax equipment or existing dialing procedures (that is, without the need to dial access codes or follow other similar special procedures).

  . Offer a Comprehensive Range of Services. As the Business Plan is implemented, the Company intends to provide a comprehensive range of communications services over the Level 3 Network, including private line, collocation, Web hosting, Internet access, virtual private network and voice and fax transmission services.

  . Accelerate Market Roll-out. In order to begin the implementation of the Business Plan as rapidly as possible and enable the Company to begin offering services in late 1998, the Company has leased approximately 8,300 miles of capacity over a new fiber optic network under construction in North America. This leased line network will be displaced over time by an intercity network owned by the Company.

  . Expand Target Market Opportunities. The Company will use a direct sales force to address large businesses. In addition, the Company will use alternative distribution channels to gain access to a substantially larger base of potential customers than the Company could otherwise initially address through its direct sales force. Through the combination of a direct sales force and alternative distribution channels, the Company believes that it will be able to increase more rapidly revenue-producing traffic on its network.

  . Develop Advanced Business Support Systems. The Company has begun to develop a substantial, scalable business support system infrastructure specifically designed to enable the Company to offer services efficiently to its targeted customers.

  . Leverage Existing Information Services Capabilities. The Company intends to expand its existing capabilities in computer network systems integration, consulting, outsourcing and software reengineering, with particular emphasis on the conversion of legacy software systems to systems that are compatible with IP networks and Web browser access.

  . Attract and Motivate High Quality Employees. The Company has developed programs designed to attract and retain sufficient numbers of employees with the technical skills necessary to implement the Business Plan. The programs include the Company's Shareworks program and its Outperform Stock Option program.

  Competitive Advantages. The Company believes that it has the following competitive advantages that will assist it in implementing the Business Plan:

  . Experienced Management Team. Level 3 has assembled a management team that it believes is well suited to implement the Business Plan. Most of Level 3's senior management were involved in leading the development and marketing of products offered by other telecommunications companies, the design, construction and management of intercity and metropolitan networks as well as the deployment of international networks.

  . Opportunity to Create a New Network Infrastructure. Since the Level 3
    Network will be newly designed, the Company will be able to design and deploy a communications network that takes advantage of recent innovations, contains many features that are not present in older communications networks and provides flexibility to incorporate future developments and innovations. For example, Level 3 is designing and will construct its intercity fiber optic network using multiple conduits. The Company believes that this will allow it to deploy future technological innovations in fiber optic cable and expand capacity. In addition, the Company is maximizing the use of open, non-proprietary interfaces in the design of its network software and hardware. This approach is intended to allow lower-cost improvements to these network assets.

  . Integrated End-to-End Network Platform. Level 3's strategy is to deploy network infrastructure in major metropolitan areas and to link these networks with significant intercity networks in North America and Europe. The integration of the local and intercity networks will enable the Company to expand the scope and reach of its "on-net" customer coverage, as well as facilitate the uniform deployment of technological innovations as the Company manages its future upgrade paths.

  . Development of Advanced Business Support Systems. The Company has begun to develop a substantial, scalable business support system infrastructure specifically designed to enable the Company to offer services efficiently to its targeted customers. The Company believes that it has the opportunity to develop a competitive advantage relative to traditional telecommunications companies which often operate extensive legacy business support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features.

  . Systems Integration Capabilities. The Company currently offers computer outsourcing and systems integration services. The Company believes that its ability to offer these services, particularly services relating to allowing a customer's legacy systems to be accessed with Web browsers, will provide additional opportunities for selling the products and services to be offered under the Business Plan.

THE LEVEL 3 NETWORK

  An important element of the Business Plan is the development of the Level 3 Network, an international, end-to-end network optimized for IP technology. The Company will initially offer its communications services using local and intercity facilities that are leased from third parties to enable the Company to offer services during the construction of its own facilities. Over time, the portion of the Company's network that is owned by the Company will increase and the portion of the facilities leased will decrease. Over the next four to six years, the Company's network is expected to encompass (i) backbone facilities in approximately 40 North American markets, (ii) leased backbone facilities in approximately 10 additional North American markets, (iii) an intercity network covering approximately 15,000 miles in North America, (iv) backbone facilities in approximately 13

European and 4 Asian markets and (v) an intercity network covering approximately 2,000 miles across Europe. For a discussion of the risks associated with the deployment of the Level 3 Network, see "Risk Factors-- Difficulties in Constructing, Operating and Upgrading the Level 3 Network."

  Intercity Network. The Company's approximately 15,000 mile fiber optic intercity network in North America (the "North American Intercity Network") will consist of the following:

  . ROW from a number of third parties including railroads, highway commissions and utilities. The Company intends to procure these rights from sources which maximize the security and quality of the Company's installed network. On April 2, 1998, the Company announced that it had reached a definitive agreement with Union Pacific granting Level 3 the use of approximately 7,800 miles of ROW along Union Pacific's rail routes for the construction of the North American Intercity Network. The Company expects that the Union Pacific agreement will satisfy substantially all of its anticipated ROW requirements west of the Mississippi River and approximately 50% of the ROW requirements for the North American Intercity Network.

  . Multiple conduits connecting approximately 50 North American cities. The
    Company believes that the availability of spare conduit will allow it to deploy future technological innovations and expand capacity in a more rapid and cost-effective manner.

  . Initial installation of optical fiber strands designed to accommodate dense wave division multiplexing transmission technology. This fiber allows deployment of equipment which transmits signals on 32 or more individual wavelengths of light per strand, thereby significantly increasing the capacity of the Company's network relative to older networks which generally use optical fiber strands that transmit fewer wavelengths of light per strand.

  . High speed SONET transmission equipment employing self-healing protection switching and designed for high quality and reliable transmission.

  . A design that maximizes the use of open, non-proprietary hardware and software interfaces to allow less costly upgrades as hardware and software technology improves.

  The Company intends to provide initial service over a leased line network which is currently being deployed. On March 23, 1998, the Company and Frontier entered into the Frontier Agreement, enabling the Company to lease capacity on Frontier's new 13,000 mile SONET fiber optic, IP-capable network, for a period of up to five years. The leased network will initially encompass approximately 8,300 miles of OC-12 network capacity, initially connecting 15 of the larger cities across the United States. While requiring an aggregate minimum payment of $165 million over its five-year term, the Frontier Agreement does not impose monthly minimum consumption requirements on the Company, allowing the Company to order, alter or terminate circuits as it deems appropriate.

  This leased line network will be displaced over time by an intercity network owned by the Company. Deployment of the North American Intercity Network will be accomplished through simultaneous construction efforts in multiple locations, with different portions being completed at different times. The North American Intercity Network is expected to be completed by the end of 2001.

  The following diagram depicts the currently planned North American Intercity Network when fully constructed:





                                     [Diagram]

  The Company also intends to deploy an approximately 2,000 mile fiber optic intercity network in Europe with characteristics similar to those of the North American Intercity Network. As is the case with the North American Intercity Network, the Company will provide initial service in Europe over a leased line network that will be displaced over time by the intercity network owned by the Company. In Asia, the Company intends to provide service over a leased line network.

  Local Market Infrastructure. The Company's local facilities will include fiber optic networks, in a SONET ring configuration, connecting Level 3's intercity network gateway sites to ILEC central offices, long distance carrier POPs, buildings housing communication-intensive end users and Internet peering and transit facilities.

  The Company is establishing 30,000 to 80,000 square foot gateway sites in 15 of the larger U.S. cities, with smaller facilities in 35 other cities. These facilities are being designed to house the Company's transmission and IP routing/switching facilities and to accommodate collocation of equipment by high-volume Level 3 customers, such as ISPs, in an environmentally controlled, secure site with direct access to the Level 3 Network. The Company has entered into leases for gateway sites in New York City, Washington, D.C., Philadelphia, Atlanta, Dallas, Houston, Chicago, Detroit, Denver, Seattle, San Francisco, San Jose, Los Angeles and San Diego, and the Company is negotiating a lease for such a facility in Boston. By the end of 1998, the Company expects to offer a limited set of services (special access and private line, collocation, Web hosting and Internet access) at its gateway sites in these cities.

  Initial construction of the network in the largest 15 cities is expected to be completed in the first and second quarter of 1999, with phased completion of the U.S. local infrastructure occurring by 2001.

  As of March 31, 1998, the Company had submitted applications for collocation in 56 ILEC central offices in 15 cities; the Company is currently engaging in construction in 52 of these central offices. The Company has initiated interconnection negotiations with each of the RBOCs.

  The Company is currently in negotiations for master leases with CLECs and ILECs to obtain leased capacity from those providers so that the Company can provide its clients with local transmission capabilities before its own local networks are complete and in locations not directly accessed by the Company's owned facilities.

  IP Network and Interconnection. The Company is designing the Level 3 Network to be optimized for IP-based communications, rather than circuit-switch based communications such as that utilized by the PSTN. The network is being designed to provide the Company with the ability to adapt its facilities, hardware and software to future technology developments in packet-switch based communications systems.

  There are many IP networks currently in operation. While generally adequate for data transmission needs, these networks usually are not configured to provide the voice quality, real-time communications requirements of a traditional telephone call. With current technology, this quality can only be achieved by providing a substantial cushion of communications capacity. Existing voice-over IP services generally require a combination of substantial capacity and either customized end-user equipment or the dialing of "access codes" or the following of other special procedures to initiate a call. There are also concerns about the reliability and security of existing IP-voice networks.

  The Company is developing technology to enable it to transmit traffic seamlessly between its own router-based IP network and the circuit-based PSTN. This technology is expected to provide the Level 3 Network with the same ubiquity of the PSTN. Specifically, the Company's technology is expected to provide Level 3 with (i) the ability to originate PSTN telephone traffic from an ILEC's switch (when the origination point is not on the Level 3 Network),
(ii) route the traffic over the Level 3 Network and (iii) deliver the traffic either (a) directly to its destination (if the destination is on the Level 3 Network) or (b) to an interconnection point where the traffic is transferred back to the PSTN (the routing of traffic to this interconnection point will be determined based on a least-cost routing criteria). When this capability is fully developed, Level 3 expects to be able to obtain the benefits of packet-switch based communications protocols on its network, while allowing its customers to use their existing equipment, telephone numbers and dialing procedures without additional access for routing the call to the Level 3 Network. Level 3 believes that by building its own network with significant excess capacity and the latest technological advances in network design and equipment and having the ability to route calls over the PSTN in the event of service disruptions, the other significant issues associated with IP-voice transmission (latency, reliability and security) should be satisfactorily addressed.

  On April 23, 1998, the Company acquired XCOM, a privately held company located in Cambridge, Massachusetts. XCOM has developed technology which the Company believes will provide certain key components necessary for the Company to develop an interface between its IP-based network and the PSTN. In 1997, XCOM had revenues of approximately $3 million. See "Capitalization" and "Risk Factors--Need to Develop Voice Technology for IP Networks."

COMMUNICATION AND INFORMATION SERVICES

  In connection with the Business Plan, the Company is substantially increasing the emphasis it places on and the resources devoted to its communications and information services business. The Company intends to build on the strengths of its information services business and the benefits of the Level 3 Network to offer a broad range of other services to business and other end users.

  Level 3 currently offers, through its subsidiary PKSIS, computer operations outsourcing and systems integration services to customers located throughout the United States as well as abroad. The computer outsourcing services offered by the Company include networking and computing services necessary for older mainframe-based systems and newer client/server-based systems. The Company provides its outsourcing services to clients that want to focus their resources on core businesses, rather than expend capital and incur overhead costs to operate their own computing environments. Level 3 believes that it is able to utilize its expertise and experience, as well as operating efficiencies, to provide its outsourcing customers with levels of service equal to or better than those achievable by the customers themselves, while at the same time reducing the customers' cost for such services. This service is particularly useful for those customers moving from older computing platforms to more modern client/server networks.

  The Company's systems integration services help customers define, develop and implement cost-effective information services. In addition, the Company offers reengineering services that allow companies to convert older legacy software systems to modern networked computing systems, with a focus on reengineering software to enable older software application and data repositories to be accessed by Web browsers over the Internet or over private or limited access IP networks. Through its Suite 2000SM line of services, the Company provides customers with a multi-phased service for converting programs and applications so that date-related information is accurately processed and stored before and after the year 2000. The Company also provides customers with a combination of workbench tools and methodologies that provide a complete strategy for converting mainframe-based application systems to client/server architecture, while at the same time ensuring Year 2000 compliance. See "Risk Factors--Year 2000 Issues."

  As the Business Plan is implemented, the Company intends to offer a comprehensive range of communications services, including the following:

  . Special Access and Private Line. Special access and private line services are established as a permanent physical connection between locations for the exclusive use of the customer. The Company intends to offer the following types of special access and private line services:

     . Carrier-to-Carrier Special Access. This type of link connects carriers (long distance providers, wireless providers, ILECs and CLECs) to other carriers.

     . End-user to Long Distance Provider Special Access. This type of link connects an end-user, such as a large business, with the local POP of its chosen long distance provider.

     . Private Line. This type of link is a dedicated line connecting two end-user locations for voice and data applications, including ISPs.

    The Company expects that its local special access and private line services will be initially available at transmission speeds from 64 kbps to 45 Mbps and its long distance services will be offered at speeds from 64 kbps to 45 Mbps. The Company intends initially to market its special access and private line services to medium to large corporate customers, resellers and ISPs.

  . Collocation. The Company intends to offer its customers and other service providers the ability to locate their communications and networking equipment at Level 3's gateway sites in a safe and secure technical operating environment. The demand for these collocation services has increased as companies expand into geographic areas in which they do not have appropriate space or technical personnel to support their equipment and operations. At its collocation sites, the Company will provide customers with AC/DC power, optional UPS power, emergency back-up generator power, HVAC, fire protection and security. Level 3 will also provide high-speed, reliable connectivity to the Level 3 Network and other networks, including both local and wide area networks, the PSTN and Internet. These sites will be monitored and maintained 24 hours a day.

  . Internet Access. The Company plans to offer Internet access to business customers, other carriers and ISPs. These services will include high-capacity Internet connections ranging from 33.6 kbps to 45 Mbps. The Company is seeking full peering arrangements with several existing Internet providers that, when in place, will allow Level 3 to provide superior Internet throughput to its customers relative to other providers which must exchange Internet traffic at the increasingly congested MAEs and NAPs.

  . Web Hosting. The Company plans to offer three categories of Web hosting services. First, the Company intends to offer small to large businesses the opportunity to collocate Web-server computers, owned by such businesses at the Company's larger gateway sites enabling them to take advantage of the marketing, customer service, internal company information ("intranets") and other benefits offered by such Web presence. By collocating its Web-server at a Company facility, a customer will have the ability to deploy a high-quality, high-reliability Internet presence without investing capital in data center space, multiple high-speed connections or other capital intensive infrastructure. Although the customer will be responsible for maintaining the content and performance of its server, the Company's technicians will be available to monitor basic server operation. Second, the Company plans to offer customers use of Level 3 Web-server computers, services, support staff, and the redundant infrastructure consisting of multiple routers and connections to Internet backbones. Third, the Company plans to offer IP Services such as email, news feeds and Domain Name Services (DNS).

 . Virtual Private Network ("VPN"). Many companies have private data communication networks, which are often referred to as wide area networks ("WANs") and built on expensive leased lines, to transfer proprietary data between office locations. Additionally, many companies require that their employees have remote access to these private networks from home or while traveling. The Level 3 Network will offer companies a cost-effective replacement alternative to WANs through VPNs, which are meant to provide secure transmission of private IP traffic using shared network capacity. VPN products are also the basis for offering intranet and extranet service. Intranets are corporate/organizational networks that rely on Internet-based technologies to provide secure links between corporate offices. Extranets can expand these networks to selected business partners through secured links on the shared network capacity. Increasingly, companies are finding that intranets and extranets can enhance corporate productivity more easily and less expensively than proprietary systems. After sufficient deployment of the Level 3 Network has been achieved, the Company intends to offer VPN services, enabling the Company's customers to connect multiple locations with IP-based technology at defined levels of quality, reliability and security.

 . Voice. The Company seeks to offer voice services, including both real-time voice and fax transmission services, which are accessed using existing telephone and fax equipment and existing dialing procedures. The Company expects that these services will be offered at a quality level equal to that of the PSTN. For a discussion of the Company's efforts to develop the technology to provide these voice services, see "--The Level 3 Network--IP Network and Interconnection."

  The Company currently expects to offer special access and private line, collocation, Web hosting and Internet access at the largest 15 U.S. cities by the end of 1998.

DISTRIBUTION STRATEGY

  The Company's distribution strategy is to utilize a direct sales force as well as alternative distribution channels. Through the combination of a direct sales force and alternative distribution channels, the Company believes that it will be able to more rapidly access markets and increase revenue-producing traffic on its network. To implement its distribution strategy, the Company is developing an in-house direct sales force and has identified a variety of possible alternative distribution channels.

  The Company intends to utilize its direct sales force to market its products and services directly to large communications-intensive businesses. In addition, the direct sales force will target national and international accounts. These communications-intensive customers would typically be connected directly to the Level 3 Network using unswitched, dedicated facilities.

  As part of its distribution strategy, the Company has identified several potential alternative distribution channels. These include agents, resellers and wholesalers.

 . Agents are independent organizations that would sell Level 3's products and services under the Level 3 brand name to end-users in exchange for revenue based commissions. The Company intends to identify agents that generally would be focused on specific market segments (such as small and medium sized businesses) and have existing customer bases. Sales through this alternative distribution channel would require Level 3 to provide the same type of services that would be provided in the case of sales through its own direct sales force such as order fulfillment, billing and collections, customer care and direct sales management.

  . Resellers are independent companies that would purchase Level 3's products and services and then "repackage" these services for sale to their customers under their own brand name. The Company believes that resellers would require access to certain of the Company's business operating systems in connection with the sale of the Company's services to the resellers' customers. Sales through this distribution channel generally would not require Level 3 to provide order fulfillment, billing and collection and customer care.

  . Wholesalers are independent companies that would purchase from the Company unbundled network and service capabilities in large quantities in order to market their own products and services under a brand name other than Level 3. The Company believes that wholesalers would have minimal dependence on the Company's business support systems in connection with the sale of services to their customers.

The Company anticipates that participants in its alternative distribution channels will sell services directly to medium and small businesses and consumers. The Company expects these medium and small businesses and consumers to access the Level 3 Network by using local switched services that are provided by CLECs or ILECs or by utilizing newly emerging alternatives including various Digital Subscriber Line (DSL) modem technologies, cable modems and wireless access technologies.

BUSINESS SUPPORT SYSTEM

  In order to pursue its direct sales and alternative distribution strategies, the Company is developing a set of integrated software applications designed to automate the Company's operational processes. Through the development of a robust, scaleable BSS, the Company believes that it has the opportunity to develop a competitive advantage relative to traditional telecommunications companies. Whereas traditional telecommunications companies operate extensive legacy business support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features, the Company is developing a BSS with an architecture designed to maximize both reliability and scaleability. The Company has entered into an agreement with a third party to provide systems integration services in connection with the development of the Company's BSS. See "Risk Factors-- Development of Effective Processes and Systems."

Key design requirements for the BSS development program are:

  . integrated modular applications to allow the Company to upgrade specific applications as new products are available;

  . a scaleable architecture that will allow certain functions that would otherwise have to be performed by Level 3 employees to be performed by the Company's alternative distribution channel participants;

  . phased completion of software releases designed to allow the Company to test functionality on an incremental basis;

  . ""Web enabled" applications so that on-line access to all order entry, network operations, billing, and customer care functions is available to all authorized users, including Level 3's customers and resellers;

  . use of a three-tiered, client/server architecture that is designed to separate data and applications, and is expected to enable continued improvement of software functionality at minimum cost; and

  . maximum use of pre-developed or "shrink wrapped" applications, which will interface to the selected enterprise resource planning (ERP) suite.

  The Company expects that the first release of the BSS, currently scheduled for the end of 1998, will contain functionality necessary to support the set of services to be offered at that time. See "--Communication and Information Services." Subsequent releases are scheduled to support the planned rollout of the complete set of the Company's services.

INTERCONNECTION AND PEERING

  As a result of the Telecom Act, properly certificated companies may, as a matter of law, interconnect with ILECs on terms designed to help ensure economic, technical and administrative equality between the interconnected parties. The Telecom Act provides, among other things, that ILECs must offer competitors the services and facilities necessary to offer local switched services. See "--Regulation."

  The Company is currently negotiating agreements for the interconnection of the Level 3 Network with the networks of the ILEC covering each market in which the Company is constructing its network. The Company may be required to negotiate new or renegotiate existing interconnection agreements as Level 3 enters new markets in the future.

  Peering agreements between the Company and ISPs will be necessary in order for the Company to exchange traffic with those ISPs without having to pay transit costs. The basis on which the large national ISPs make peering available or impose settlement charges is evolving as the provision of Internet access and related services has expanded. Recently, companies that have previously offered peering have cut back or eliminated peering relationships and are establishing new, more restrictive criteria for peering. Furthermore, if increasing requirements associated with maintaining peering with the major national ISPs develop, the Company may have to comply with those additional requirements in order to maintain any peering relationships it negotiates. See "Risk Factors--Lack of Interconnection and Peering Arrangements."

EMPLOYEE RECRUITING AND RETENTION

  The Company believes that its ability to implement the Business Plan will depend in large part on its ability to attract and retain qualified employees. The Company expects to hire another 700 employees by the end of 1998, and to have over 5,000 employees once the North American Intercity Network has been fully deployed. In order to attract and retain highly qualified employees, the Company believes that it is important to provide (i) a work environment that encourages each individual to perform to his or her potential, (ii) a work environment that facilitates cooperation towards shared goals and (iii) a compensation program designed to attract the kinds of individuals the Company seeks and to align employees' interests with the Company's. The Company believes the Business Plan and its announced relocation to new facilities, currently being constructed in the Denver metropolitan area, help provide such a work environment. With respect to compensation programs, while the Company believes financial rewards alone are not sufficient to attract and retain qualified employees, the Company believes a properly designed compensation program is a necessary component of employee recruitment and retention. In this regard the Company's philosophy is to pay annual cash compensation which, if the Company's annual goals are met, is moderately greater than such compensation paid by competitors. The Company's non-cash benefit programs (including medical and health insurance, life insurance, disability insurance, etc.) are designed to be comparable to those offered by its competitors. See "Risk Factors--Dependence on Hiring and Retaining Qualified Personnel; Key Personnel."

  The Company believes that the qualified candidates it seeks place particular emphasis on equity-based long term incentive ("LTI") programs. The Company currently has two complementary programs: (i) the equity-based "Shareworks" program, which helps ensure that all employees have an ownership interest in the Company and are encouraged to invest risk capital in the Company's stock; and (ii) an innovative Outperform Stock Option ("OSO") program applicable to the Company's middle and senior management. The Shareworks program currently enables employees to contribute up to 7% of their compensation toward the purchase of restricted Common Stock. If an employee remains employed by the Company for three years from the date of purchase, the shares will vest and be matched by the Company with a grant of an equal number of shares of Common Stock. The Shareworks program also provides that the Company's employees will be eligible annually for grants by the Company of restricted Common Stock of up to 3% of the employees' compensation, which shares will vest three years from the grant date.

  With respect to middle and senior management, the Company has adopted the OSO program, which differs from LTI programs generally adopted by the Company's competitors that make employees eligible for conventional non-qualified stock options ("NQSOs"). While widely adopted, the Company believes such NQSO programs reward eligible employees when company stock price performance is inferior to investments of similar risks, dilute public stockholders in a manner not directly proportional to performance and fail to provide a preferred return on stockholders' invested capital over the return to option holders. The Company believes that the OSO program is superior to an NQSO-based program with respect to these issues while, at the same time, providing eligible employees a success-based reward balancing the associated risk.

  The OSO program was designed by the Company so that its stockholders receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program aligns directly management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from options unless the Common Stock price outperforms the S&P 500 Index. When the stock price gain is greater than the corresponding gain on the S&P 500 Index, the value received for options under the OSO plan is based on a formula involving a multiplier related to how much the Common Stock outperforms the S&P 500 Index. To the extent that the Common Stock outperforms the S&P 500, the value of OSOs to an option holder may exceed the value of NQSOs.

  Subsequent to the Split-Off, the Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS No. 123"). Under SFAS No. 123, the fair value of an OSO (as computed in accordance with accepted option valuation models) on the date of grant is amortized over the vesting period of the OSO. The recognition provisions of SFAS No. 123 are applied prospectively upon adoption. As a result, they are applied to all stock awards granted in the year of adoption and are not applied to awards granted in previous years unless those awards are modified or settled in cash after adoption of the recognition provisions. While the Company has not yet determined the total effect of adopting the recognition provisions of SFAS No. 123, it believes that adoption will result in material non-cash charges to operations in 1998 and thereafter. The amount of the non-cash charge will be dependent upon a number of factors, including the number of options granted and the fair value estimated at the time of grant.

COMPETITION

  The communications and information services industry is highly competitive. Many of the Company's existing and potential competitors in the communications and information services industry have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including existing customer bases. Increased consolidation and strategic alliances in the industry resulting from the Telecom Act, the opening of the U.S. market to foreign carriers, technological advances and further deregulation could give rise to significant new competitors to the Company.

  In the special access and private line services market, the Company's primary competitors will be IXCs, ILECs and CLECs. In the market for collocation services, the Company will compete with ILECs and CLECs. Most of these competitors have a significant base of customers for whom they are currently providing collocation services. Due to the high costs to a customer of switching collocation sites, the Company may have a competitive disadvantage relative to these competitors. The market for Web hosting services is extremely competitive. In this market, the Company will compete with ISPs and many others, including IXCs, companies that provide only Web hosting services and a number of companies in the computer industry.

  For virtual private network services and voice services, the Company will compete primarily with national and regional network providers. There are currently four principal facilities-based long distance fiber optic networks (AT&T, MCI, Sprint and WorldCom, although a proposed merger between WorldCom and MCI is pending), as well as numerous ILEC and CLEC networks. The Company is aware that others, including Qwest, IXC and Williams, are building additional networks that, when constructed, could employ advanced technology similar to that of the Level 3 Network and will offer significantly more capacity than is currently available in the marketplace. The additional capacity that is expected to become available in the next several years may cause significant decreases in the prices for services. The ability of the Company to compete effectively in this market will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors. In the long distance market, the Company's primary competitors will include AT&T, MCI, Sprint and WorldCom, all of whom have extensive experience in the long distance market. In addition, the Telecom Act will allow the RBOCs and others to enter the long distance market. In local markets the Company will compete with ILECs and CLECs, many of whom have extensive experience in the local market. While the Company believes that IP technology will prove to be a viable technology for the transmission of voice services, technology is not yet in place that will enable the Company to provide voice services at an acceptable level of quality. There can be no assurance that the Company can develop or acquire such technology. See "Risk Factors--Need to Develop Voice Technology on IP Networks."

  The communications and information services industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those which the Company plans on providing. Accordingly, in the future the Company's most significant competitors may be new entrants to the communications and information services industry, which are not burdened by an installed base of outmoded equipment.

REGULATION

  The Company's communications services business will be subject to varying degrees of federal, state, local and international regulation.

  Federal Regulation

  The FCC regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as ILECs that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as the Company. The FCC permits these nondominant carriers to provide domestic interstate services (including long distance and access services) without prior authorization; but it requires carriers to receive an authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services, between the United States and international points. The Company has obtained FCC authorization to provide international services on a facilities and resale basis. The Company will be required to file tariffs for its interstate and international long distance services with the FCC before commencing operations.

  Under the Telecom Act, any entity, including cable television companies, and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecom Act is subject to numerous federal and state policy rulemaking proceedings and judicial review, there is still uncertainty as to what impact it will have on the Company. The Telecom Act is intended to increase competition. The Telecom Act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to:

  . Reciprocal Compensation. Requires all ILECs and CLECs to complete calls originated by competing carriers under reciprocal arrangements at prices based on a reasonable approximation of incremental cost or through mutual exchange of traffic without explicit payment.

  . Resale. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based on the costs avoided by the ILEC in the wholesale offering.

  . Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit).

   At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in an ILEC's premises must be offered, except where the ILEC can demonstrate space limitations or other technical impediments to collocation.

  . Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements (including network facilities, equipment, features, functions, and capabilities) at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit).

  . Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

  . Dialing Parity. Requires all ILECs and CLECs to provide "1+" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays.

  . Access to Rights-of-Way. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

  ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

  In August 1996, the FCC released a decision (the "Interconnection Decision") establishing rules implementing the above-listed requirements and providing guidelines for review of interconnection agreements by state public utility commissions. On July 18, 1997, the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Supreme Court has decided to review the Eighth Circuit's decisions, and is expected to do so during its 1998-99 term, but the Company cannot predict what the result of this review will be. The Eighth Circuit's decisions create uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted. There can be no assurance that the Company will be able to obtain or enforce interconnection agreements on terms acceptable to the Company.

  The Telecom Act also codifies the ILECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecom Act contains special provisions that modify previous court decrees that prevented RBOCs from providing long distance services and engaging in telecommunications equipment manufacturing. These provisions permit a RBOC to enter the long distance market in its traditional service area if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that the RBOC has entered into interconnection agreements (or, under some circumstances, has offered to enter into such agreements) in those states in which it seeks long distance relief, the interconnection agreements satisfy a 14-point "checklist" of competitive requirements, and the FCC is satisfied that the RBOC's entry into long distance markets is in the public interest. To date, several petitions by RBOCs for such entry have been denied by the FCC, and none have been granted. The Telecom Act permitted the RBOCs to enter the out-of-region long distance market immediately upon its enactment.

  On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a decision (the "SBC Decision") finding that Sections 271 to 275 of the Telecom Act are unconstitutional. These sections of the Telecom Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The SBC Decision has been stayed pending appeal, and will be reviewed by higher courts, but there can be no assurance as to the results of any appeal. If the SBC Decision is upheld on appeal, the RBOCs would be able to provide interLATA services immediately without satisfying the statutory conditions. This would likely have an unfavorable effect on the Company's business by allowing the RBOCs to compete more effectively against the Company by offering combined packages of local and long distance services, while maintaining their local monopolies, which they are currently unable to do. See "--Competition."

  In October 1996, the FCC adopted an order in which it eliminated the requirement that non-dominant carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. This order applies to all non-dominant interstate carriers, including AT&T. The order does not apply to the RBOCs or other local exchange providers. The FCC order was issued pursuant to authority granted to the FCC in the Telecom Act to "forbear" from regulating any telecommunications services provider if the FCC determines that the public interest will be served. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of the FCC order pending its review of the order on the merits. Currently, that temporary stay remains in effect.

  If the stay is lifted and the FCC order becomes effective, telecommunications carriers such as the Company will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934. While tariffs provided a means of providing notice of prices, terms and conditions, the Company intends to rely primarily on its sales force and direct marketing to provide such information to its customers.

  The Company's costs of providing long distance services, as well as its revenues from providing local services, will both be affected by changes in the "access charge" rates imposed by ILECs on long distance carriers for origination and termination of calls over local facilities. In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes in the interstate access charge structure. In the December 24th order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to price its interstate access services competitively. The May 16th order substantially increased the amounts that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly flat-rate charges and substantially decreased the amounts that these LECs recover through traffic sensitive (per-minute) access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that are expected to be established sometime in 1998 that may grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's revenues and costs. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the Eighth Circuit where they are currently pending. One issue on appeal is whether the FCC has a reasonable basis for not requiring ISPs to pay access charges.

  Beginning in June 1997, every RBOC advised CLECs that they did not consider calls in the same local calling area from their customers to CLEC customers, who are ISPs, to be local calls under the interconnection agreements between the RBOCs and the CLECs. The RBOCs claim that these calls are exchange access calls for which exchange access charges would be owed. The RBOCs claimed, however, that the FCC exempted these calls from access charges so that no compensation is owed to the CLECs for transporting and terminating such calls. As a result, the RBOCs threatened to withhold, and in many cases did withhold, reciprocal compensation for the transport and termination of such calls. To date, fifteen state commissions have ruled on this issue in the context of state commission arbitration proceedings or enforcement proceedings. In every state, to date, the state commission has determined that reciprocal compensation is owed for such calls. Several of these cases are presently on appeal. The Company cannot predict the outcome of these appeals, or of additional pending cases. If these calls were to be determined not to be local calls and not subject to access charges, it could have an adverse effect on the Company.

  The FCC has to date treated ISPs as "enhanced service providers," exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax, and other requirements may apply to the Company's provision of Internet access services. The Company cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on the Company's Internet business, nor can it predict the impact that future regulation will have on the Company's operations.

  In December 1996, the FCC initiated a Notice of Inquiry regarding whether to impose regulations or surcharges upon providers of Internet access and information services (the "Internet NOI"). The Internet NOI sought public comment upon whether to impose or continue to forebear from regulation of Internet and other packet-switched network service providers. The Internet NOI specifically identifies Internet telephony as a subject for FCC consideration. On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the Telecom Act. In that Report, the FCC stated, among other things, that the provision of transmission capacity to ISPs constitutes the provision of telecommunications and is, therefore, subject to common carrier regulations. The FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution by a facilities-based ISP would be related to the ISP's provision of the underlying telecommunications services. In the Report, the FCC also indicated that it would examine the question of whether certain forms of "phone-to-phone IP telephony" are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at this time, but that the record the FCC had reviewed suggests that certain forms of phone-to-phone IP telephony appear to have similar functionality to non-IP telecommunications services and lack the characteristics that would render them information services. If the FCC were to determine that certain IP telephony services are subject to FCC regulations as telecommunications services, the FCC noted it may find it reasonable that the ISPs pay access charges and make universal service contributions similar to non-IP-based telecommunications service providers. The FCC also noted that other forms of IP telephony appear to be information services. The Company cannot predict the outcome of these proceedings or other FCC proceedings that may effect the Company's operations or impose additional requirements, or regulations or charges upon the Company's provision of Internet access services.

  On May 8, 1997, the FCC issued an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new universal service funds to support telecommunications and information services provided to qualifying schools and libraries (with an annual cap of $2.25 billion) and to rural health care providers (with an annual cap of $400 million). The FCC also expanded the federal subsidies for local exchange telephone services provided to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs.
The Company's contribution to these universal service funds will be based on its telecommunications service end-user revenues. The extent to which the Company's services are viewed as telecommunications services or as information services will impact the amount of the Company's contributions, if any. As indicated in the preceding paragraph, that issue has not been resolved. Currently, the FCC assesses such payments on the basis of a provider's revenue for the previous year. Since the Company had no significant telecommunications service revenues in 1997, it will not be liable for subsidy payments in any material amount during 1998. With respect to subsequent years, however, the Company is currently unable to quantify the amount of subsidy payments that it will be required to make and the effect that these required payments will have on its financial condition because of uncertainties concerning the size of the universal fund and uncertainties concerning the classification of its services. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service

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

provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the Fifth Circuit Court of Appeals where they are currently pending. The FCC's universal service program may also be altered as a result of the agency's reconsideration of its policies, or by future Congressional action.

  State Regulation

  The Telecom Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other procompetitive measures. Because the implementation of the Telecom Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced.

  State regulatory agencies will have jurisdiction when Company facilities and services are used to provide intrastate services. A portion of the Company's traffic may be classified as intrastate and therefore subject to state regulation. The Company expects that it will offer more intrastate services (including intrastate switched services) as its business and product lines expand and state regulations are modified to allow increased local services competition. To provide intrastate services, the Company generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. The Company has obtained certification for interexchange and local telecommunications services in California, Illinois, Maryland, Massachusetts, New Hampshire, New York, Rhode Island, Texas and Virginia. The Company has authority to provide interexchange service in Michigan and New Jersey. The Company currently has pending applications for interexchange and local exchange services in Colorado, Georgia, Pennsylvania and Washington and applications for local exchange authority in Washington, D.C., Michigan and New Jersey.

  Local Regulation

  The Company's networks will be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city-by-city, county-by-county and state-by-state basis. To install its own fiber optic transmission facilities, the Company will need to obtain rights-of-way over private and publicly owned land. There can be no assurance that such rights-of-way will be available to the Company on economically reasonable or advantageous terms.

  Canadian Regulation

  The CRTC generally regulates long distance telecommunications services in Canada. Regulatory developments over the past several years have terminated the historic monopolies of the regional telephone companies, bringing significant competition to this industry for both domestic and international long distance services, even in Saskatchewan, which will not be subject to CRTC regulation until October 25, 1998, but also lessening regulation of domestic long distance companies. Resellers, which, as well as facilities-based carriers, now have interconnection rights, but which are not obligated to file tariffs, may not only provide transborder services to the U.S. by reselling the services provided by the regional companies and other entities but also may resell the services of the monopoly international carrier, Teleglobe Canada ("Teleglobe"), including offering international switched services provisioned over leased lines. Although the CRTC formerly restricted the practice of "switched hubbing" over leased lines through intermediate countries to a third country, the CRTC recently lifted this restriction except for routing of traffic through the U.S. Teleglobe has asked the CRTC to stay this decision. The Teleglobe monopoly on international services and submarine cable landing rights is scheduled to terminate as of October 1, 1998, pursuant to Canada's commitments under the WTO Agreement, although the provision of Canadian international facilities-based services may remain restricted to "Canadian carriers" with majority ownership by Canadians. Ownership of non-international facilities will almost certainly be limited to

Canadian carriers. The Company cannot, under current or foreseen law, enter the Canadian market as a provider of facilities-based domestic services, and it is possible that this limitation will apply to the provision of international facilities-based services as well. Pending proceedings address legislative and regulatory changes that will implement Canada's commitments under the WTO Agreement by changing Teleglobe's status, and these proceedings may also subject resellers to additional regulation. Other pending proceedings address the scope of contribution charges payable to the telephone companies to offset some of the capital and operating costs of interconnection as well as deregulation of the long distance services of the incumbent regional telephone companies.

  While competition is now emerging in other Canadian telecommunications market segments, the Company believes that the regional companies continue to retain a substantial majority of the local and calling card markets. Beginning in May 1997, the CRTC released a number of decisions opening to competition the Canadian local telecommunications services market, which decisions were made applicable in the territories of all Stentor member companies except SaskTel (although Saskatchewan has subsequently announced plans for local service competition in that province). As a result, networks operated by CLECs may now be interconnected with the networks of the ILECs. Facilities-based ILECs are subject to the same majority Canadian ownership "Canadian carrier" requirements as facilities-based long distance carriers. CLECs have the same status as ILECs, but they do not have universal service or customer tariff-filing obligations. CLECs are subject to certain consumer protection safeguards and other CRTC regulatory oversight requirements. CLECs must file interconnection tariffs for services to interexchange service providers ("IXs") and wireless service providers. Certain ILEC services must be provided to CLECs on an unbundled basis and subject to mandatory pricing, including central office codes, subscriber listings, and local loops in small urban and rural areas. For a five-year period, certain other important CLEC services must be provided on an unbundled basis at mandated prices. ILECs, which, unlike CLECs, remained fully regulated, will not be subject to rate of return regulation for an initial four-year period beginning May 1, 1997, but their services must not be priced below cost. IX contribution payments are now pooled and distributed among ILECs and CLECs according to a formula based on their respective proportions of residential lines, with no explicit contribution payable from local business exchange or directory revenues. CLECs must pay an annual telecommunications fee based on their proportion of total CLEC operating revenues. All bundled and unbundled local services (including residential lines and other bulk services) may now be resold, but ILECs need not provide these services to resellers at wholesale prices. Transmission facilities-based local and long distance carriers (but not resellers) are entitled to co-locate equipment in ILEC central offices pursuant to terms and conditions of tariffs and intercarrier agreements. Certain local competition issues are still to be resolved, including rate determinations, permanent local number portability technical issues, and certain other interconnection issues, as well as the opening of CLEC status to carriers other than those that are transmission-facilities based (and therefore are Canadian carriers with majority ownership by Canadians).

THE COMPANY'S OTHER BUSINESSES

  The Company's other businesses include its investment in the C-TEC Companies, coal mining, the SR91 Tollroad and certain other assets. The Company recently completed the sale of its interests in United Infrastructure Company, CalEnergy and Kiewit Investment Management Corp.

  C-TEC Companies

  On September 30, 1997, C-TEC completed a tax-free restructuring, which divided C-TEC into three public companies: C-TEC, which changed its name to Commonwealth Telephone Enterprises, Inc. ("Commonwealth Telephone"), RCN and Cable Michigan. The Company's interests in the C-TEC Companies are held through a holding company (the "C-TEC Holding Company"). The Company owns 90% of the common stock of the C-TEC Holding Company, and preferred stock of the C-TEC Holding Company with a liquidation value of approximately $481 million as of April 1, 1998. The remaining 10% of the common stock of the C-TEC Holding Company is held by David C. McCourt, a director of the Company who was formerly the Chairman of C-TEC. In the event of a liquidation of the C-TEC Holding Company, the Company would first receive the liquidation value of the preferred stock. Any excess of the value of the C-TEC Holding Company above the liquidation value of the preferred stock would be split according to the ownership of the common stock.

  Commonwealth Telephone. Commonwealth Telephone is a Pennsylvania public utility providing local telephone service to a 19-county, 5,191 square mile service territory in Pennsylvania. Commonwealth Telephone services approximately 259,000 main access lines. Commonwealth Telephone also provides network access and long distance services to IXCs. Commonwealth Telephone's business customer base is diverse in size as well as industry, with very little concentration. Commonwealth Communications Inc. provides telecommunications engineering and technical services to large corporate clients, hospitals and universities in the northeastern United States. Another subsidiary, Commonwealth Long Distance operates principally in Pennsylvania, providing switched services and resale of several types of services, using the networks of several long distance providers on a wholesale basis. As of March 31, 1998, the C-TEC Holding Company owned approximately 48.4% of the outstanding common stock of Commonwealth Telephone.

  RCN. RCN is a full service provider of local, long distance, internet and cable television services primarily to residential users in densely populated areas in the Northeast. RCN operates as a competitive telecommunications service provider in New York City and Boston. RCN also owns cable television operations in New York, New Jersey and Pennsylvania; a 40% interest in Megacable, S.A. de C.V., Mexico's second largest cable television operator; and has long distance operations (other than the operations in certain areas of Pennsylvania). RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services, including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor. During the first quarter of 1998, RCN acquired Ultranet Communications, Inc. and Erols Internet, Inc., two ISPs with operations in the Boston to Washington, D.C. corridor. As of March 31, 1998, the C-TEC Holding Company owned approximately 46.1% of the outstanding common stock of RCN.

  Cable Michigan. Cable Michigan is a cable television operator in the State of Michigan which, as of December 31, 1997, served approximately 204,000 subscribers including approximately 39,400 subscribers served by Mercom. Clustered primarily around the Michigan communities of Grand Rapids, Traverse City, Lapeer and Monroe (Mercom), Cable Michigan's systems serve a total of approximately 400 municipalities in suburban markets and small towns. As of March 31, 1998, the C-TEC Holding Company owned approximately 48.5% of the outstanding common stock of Cable Michigan. On June 4, 1998, Cable Michigan announced that it had agreed to be acquired by Avalon Cable for $40.50 per share in a cash-for-stock transaction valued at $435 million. Cable Michigan stated that the transaction is expected to close in the fourth quarter of 1998 and is subject to shareholder and regulatory approvals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Developments."

 Coal Mining

  The Company is engaged in coal mining through its subsidiary, KCP Inc. ("KCP"). KCP has a 50% interest in three mines, which are operated by a subsidiary of New PKS. Decker Coal Company ("Decker") is a joint venture with Western Minerals, Inc., a subsidiary of The RTZ Corporation PLC. Black Butte Coal Company ("Black Butte") is a joint venture with Bitter Creek Coal Company, a subsidiary of Union Pacific Resources Group Inc. Walnut Creek Mining Company ("Walnut Creek") is a general partnership with Phillips Coal Company, a subsidiary of Phillips Petroleum Company. The Decker mine is located in southeastern Montana, the Black Butte mine is in southwestern Wyoming, and the Walnut Creek mine is in east-central Texas. The coal mines use the surface mining method. For a discussion of certain risks associated with the coal mining business, see "Risk Factors--Risks Related to the Company's Coal Operations."

  The coal produced from the KCP mines is sold primarily to electric utilities, which burn coal in order to produce steam to generate electricity. Approximately 89% of sales are made under long-term contracts, and the remainder are made on the spot market. Approximately 79%, 80% and 80% of KCP's revenues in 1997, 1996 and 1995, respectively, were derived from long-term contracts with Commonwealth Edison (with Decker and Black Butte) and The Detroit Edison Company (with Decker). The primary customer of Walnut Creek is the Texas-New Mexico Power Company ("TNP"). KCP also has other sales commitments, including those with Sierra Pacific, Idaho Power, Solvay Minerals, Pacific Power & Light, Minnesota Power, and Mississippi Power, that provide for the delivery of approximately 13 million tons through 2005. The level of cash flows generated in recent periods by the Company's coal operations will not continue after the year 2000 because the delivery requirements under the Company's current long-term contracts decline significantly.

  Under a mine management agreement, KCP pays a subsidiary of New PKS an annual fee equal to 30% of KCP's adjusted operating income. The fee in 1997 was $32 million.

  The coal industry is highly competitive. KCP competes not only with other domestic and foreign coal suppliers, some of whom are larger and have greater capital resources than KCP, but also with alternative methods of generating electricity and alternative energy sources. In 1996, KCP's production represented 1.5% of total U.S. coal production. Demand for KCP's coal is affected by economic, political and regulatory factors. For example, recent "clean air" laws may stimulate demand for low sulfur coal. KCP's western coal reserves generally have a low sulfur content (less than one percent) and are currently useful principally as fuel for coal-fired, steam-electric generating units.

  KCP's sales of its western coal, like sales by other western coal producers, typically provide for delivery to customers at the mine. A significant portion of the customer's delivered cost of coal is attributable to transportation costs. Most of the coal sold from KCP's western mines is currently shipped by rail to utilities outside Montana and Wyoming. The Decker and Black Butte mines are each served by a single railroad. Many of their western coal competitors are served by two railroads and such competitors' customers often benefit from lower transportation costs because of competition between railroads for coal hauling business. Other western coal producers, particularly those in the Powder River Basin of Wyoming, have lower stripping ratios (that is, the amount of overburden that must be removed in proportion to the amount of minable coal) than the Black Butte and Decker mines, often resulting in lower comparative costs of production. As a result, KCP's production costs per ton of coal at the Black Butte and Decker mines can be as much as four and five times greater than production costs of certain competitors. KCP's production cost disadvantage has contributed to its agreement to amend its long-term contract with Commonwealth Edison to provide for delivery of coal from alternate source mines rather than from Black Butte. Because of these cost disadvantages, KCP does not expect that it will be able to enter into long-term coal purchase contracts for Black Butte and Decker production as the current long-term contracts expire. In addition, these cost disadvantages may adversely affect KCP's ability to compete for spot sales in the future.

  The Company is required to comply with various federal, state and local laws and regulations concerning protection of the environment. KCP's share of land reclamation expenses in 1997 was $3.6 million. KCP's share of accrued estimated reclamation costs was $100 million at the end of 1997. The Company does not expect to make significant capital expenditures for environmental compliance with respect to the coal business in 1998. The Company believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors in the mining industry are similarly affected by such laws. However, failure to comply with environmental protection and land restoration laws, or actual reclamation costs in excess of the Company's accruals, could have an adverse effect on the Company's business, results of operations, or financial condition.

  SR91 Tollroad

  The Company has invested $12 million for a 65% equity interest and lent $4.3 million to CPTC, which developed, financed, and currently operates the 91 Express Lanes, a ten mile, four-lane tollroad in Orange County, California. The fully automated highway uses an electronic toll collection system and variable pricing to adjust tolls to demand. Capital costs at completion were $130 million, $110 million of which was funded with debt that was not guaranteed by Level 3. However, certain defaults by Level 3 on its outstanding debt and certain judgements against Level 3 can result in default under this debt of CPTC. Revenue collected over the 35-year franchise period is used for operating expenses, debt repayment, and profit distributions. The tollroad opened in December 1995 and achieved operating break-even in 1996. Approximately 100,000 customers have registered to use the tollroad, and weekday volumes typically exceed 29,000 vehicles per day.

EMPLOYEES

  As of March 31, 1998, the Company employed approximately 1,100 people.

PROPERTIES

  The Company has announced that it has acquired 46 acres in the Northwest corner of the Interlocken office park within the City of Broomfield, Colorado, and within Boulder County, Colorado limits and will build a campus facility that is expected to encompass eventually over 500,000 square feet of office space. It is anticipated that the first phase of this facility will be constructed by the summer of 1999. In addition, the Company has leased approximately 50,000 square feet of temporary office space in Louisville, Colorado to allow for the relocation of the majority of its employees (other than those of PKSIS) while its permanent facilities are under construction. Properties relating to the Company's coal mining segment are described under "--The Company's Other Businesses--Coal Mining" above. In connection with certain existing and historical operations, the Company is subject to environmental risks. See "Risk Factors--Environmental Risks."

  PKSIS maintains its corporate headquarters in Omaha, Nebraska and leases approximately 35,000 square feet of office space in Omaha. The computer outsourcing business of PKSIS is located at an 89,000 square foot office space in Omaha and will soon also be located at a 60,000 square foot computer center in Tempe, Arizona which is currently being constructed. PKSIS maintains additional office space in Phoenix, Atlanta, Omaha and Parsippany for its systems integration business.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are parties to many pending legal proceedings. Management believes that any resulting liabilities for legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition, future results of operations, or future cash flows.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is information as of May 28, 1998 about each director and executive officer of the Company, including his business experience during the past five years.

NAME                     AGE POSITION
----                     --- --------
Walter Scott, Jr........ 67  Chairman of the Board
James Q. Crowe.......... 48  President, Chief Executive Officer and Director
R. Douglas Bradbury..... 47  Executive Vice President, Chief Financial Officer and Director
Kevin J. O'Hara......... 37  Executive Vice President and Chief Operating Officer
Terrence J. Ferguson.... 55  Senior Vice President, General Counsel and Secretary
Robert B. Daugherty..... 76  Director
William L. Grewcock..... 72  Director
Charles M. Harper....... 70  Director
Richard R. Jaros........ 46  Director
Robert E. Julian........ 59  Director
David C. McCourt........ 41  Director
Kenneth E. Stinson...... 55  Director
Michael B. Yanney....... 64  Director

OTHER MANAGEMENT

  Set forth below is information as of May 28, 1998 about the following members of senior management of the Company.

NAME                     AGE POSITION
----                     --- --------
Raul Pupo............... 51  President and Chief Executive Officer of PKSIS
Daniel P. Caruso........ 34  Senior Vice President
Michael Frank........... 44  Senior Vice President
Mark L. Gershien........ 46  Senior Vice President
Joseph M. Howell, III... 51  Senior Vice President
Ronald J. Vidal......... 37  Senior Vice President
Kevin Dundon............ 33  Vice President
Kathy Perone............ 44  Vice President
Thomas Sweeney.......... 37  Vice President
John Waters............. 33  Vice President
Robert Hagens........... 37  Senior Director of Service Implementation
Isaac Elliot............ 34  Director of Voice Network Engineering
Joseph Lawrence......... 33  Director of Backbone Engineering

  WALTER SCOTT, JR. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of New PKS since the Split-Off. Mr. Scott is also a director of Berkshire Hathaway Inc., Burlington Resources Inc., CalEnergy, ConAgra, Inc., Commonwealth Telephone, RCN, U.S. Bancorp and Valmont Industries, Inc.

  JAMES Q. CROWE has been the President and Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was President and Chief Executive Officer of MFS from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is presently a director of Commonwealth Telephone, RCN and InaCom Communications, Inc.

  R. DOUGLAS BRADBURY has been Executive Vice President and Chief Financial Officer of the Company since August 1997, and a director of the Company since March 1998. Mr. Bradbury served as Chief Financial Officer of MFS from 1992 to 1996, Senior Vice President of MFS from 1992 to 1995, and Executive Vice President of MFS from 1995 to 1996. Mr. Bradbury is also a director of Cable Michigan.

  KEVIN J. O'HARA has been Executive Vice President of the Company since August 1997, and Chief Operating Officer of the Company since March 1998. Prior to that, Mr. O'Hara served as President and Chief Executive Officer of MFS Global Network Services, Inc. from 1995 to 1997, and as Senior Vice President of MFS and President of MFS Development, Inc. from October 1992 to August 1995. From 1990 to 1992, he was a Vice President of MFS Telecom, Inc ("MFS Telecom").

  TERRENCE J. FERGUSON has been Senior Vice President, General Counsel and Secretary of the Company since August 1997. Prior to that he was a Senior Vice President of MFS from September 1992 to February 1997, General Counsel from January 1992 to February 1997 and Secretary from November 1991 to February 1997. Before joining MFS in October 1992, Mr. Ferguson was employed as an attorney by the Company.

  ROBERT B. DAUGHERTY has been a director of the Company since January 1986. Mr. Daugherty has been a Director of Valmont Industries, Inc. for more than the past five years, and formerly was Chairman of the Board and Chief Executive Officer of Valmont Industries, Inc.

  WILLIAM L. GREWCOCK has been a director of the Company since January 1968. Prior to the Split-Off, Mr. Grewcock was Vice Chairman of the Company for more than five years.

  CHARLES M. HARPER has been a director of the Company since January 1986. Mr. Harper was Chairman of the Board of RJR Nabisco Holdings Corp. ("RJR Nabisco") from May 1993 to May 1996 and Chief Executive Officer of RJR Nabisco from May 1993 to December 1995. Prior to that, Mr. Harper was Chairman of the Board and Chief Executive Officer of ConAgra, Inc. Mr. Harper is currently a director of ConAgra, Inc., E.I. DuPont de Nemours and Company, Norwest Corporation and Valmont Industries, Inc.

  RICHARD R. JAROS has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1997 and Chief Financial Officer of the Company from 1995 to 1997. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993, and is presently a director of CalEnergy, Commonwealth Telephone and RCN.

  ROBERT E. JULIAN has been a director of the Company since March 31, 1998. Mr. Julian has also been Chairman of the Board of PKSIS since 1995. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company.

  DAVID C. MCCOURT has been a director of the Company since March 31, 1998. Mr. McCourt has also served as Chairman and Chief Executive Officer of Commonwealth Telephone, Cable Michigan and RCN since October 1997. From 1993 to 1997 Mr. McCourt served as Chairman of the Board and Chief Executive Officer of C-TEC. Mr. McCourt is also a director of Mercom.

  KENNETH E. STINSON has been a director of the Company since January 1987. Mr. Stinson has been Chairman of the Board and Chief Executive Officer of New PKS since the Split-Off. Prior to the Split-Off, Mr. Stinson was Executive Vice President of the Company for more than the last five years. Mr. Stinson is also a director of ConAgra, Inc. and Valmont Industries, Inc.

  MICHAEL B. YANNEY has been a director of the Company since March 31, 1998. He has served as Chairman of the Board, President and Chief Executive Officer of America First Companies L.L.C. for more than the last five years. Mr. Yanney is also a director of Burlington Northern Santa Fe Corporation, RCN, Forest Oil Corporation and Mid-America Apartment Communities, Inc.

  RAUL PUPO has been the President and Chief Executive Officer of PKSIS since April 1990. Mr. Pupo is also a director of Integrated Medical Networks.

  DANIEL P. CARUSO has been Senior Vice President, Network Services of the Company since October 1997. Prior to that, Mr. Caruso was Senior Vice President, Local Service Delivery of WorldCom from December 1992 to September 1997 and was a member of the senior management of Ameritech from June 1986 to November 1992.

  MICHAEL FRANK has been Senior Vice President, Human Resources of the Company since August 1997. Prior to that, Mr. Frank was Senior Vice President, Human Resources of MFS from 1994 to 1997.

  MARK L. GERSHIEN has been Senior Vice President, Sales and Marketing of the Company since January 1998. Prior to that, Mr. Gershien was Vice President/General Manager of MFS during 1993, Division President of MFS from 1993 to 1995, Chief Operating Officer of MFS Telecom from May 1995 to July 1996, President of MFS Telecom from 1996 to 1997, and Senior Vice President, National Accounts of MFS/WorldCom from 1997 to 1998.

  JOSEPH M. HOWELL, III has been Senior Vice President, Corporate Marketing of the Company since October 1997. Prior to that, Mr. Howell was Senior Vice President of MFS/WorldCom from 1993 to 1997.

  RONALD J. VIDAL has been Senior Vice President, New Ventures of the Company since October 1997. Prior to that, Mr. Vidal was a Vice President of MFS/WorldCom from September 1992 to October 1997.

  KEVIN DUNDON has been Vice President, Voice Network Planning and Development of the Company since October 1997. Prior to that, Mr. Dundon was Vice President, Local Network Development of MFS/WorldCom from 1995 to 1997.

  KATHY PERONE has been Vice President, Sales of the Company since January 1998. Prior to that, Ms. Perone was Vice President/General Manager of MFS Telecom from 1993 to 1994, Division President of MFS Telecom from 1994 to 1995, Chief Operating Officer of MFS International during 1995 and Division President of MFS/WorldCom from 1995 to 1998.

  THOMAS SWEENEY has been Vice President, Marketing of the Company since December 1997. Prior to that, Mr. Sweeney was Vice President, Sales Operations of MFS Intelenet, Inc. ("MFS Intelenet") from 1995 to 1996, Senior Vice President, Marketing of MFS Intelenet from 1996 to 1997 and Senior Vice President, Business Development of MFS/WorldCom during 1997.

  JOHN WATERS has been Vice President, Engineering of the Company since November 1997. Prior to that, Mr. Waters was an executive staff member of MCI from 1994 to 1997.

  ROBERT HAGENS has been the Senior Director of Service Implementation of the Company since December 1997. Prior to that, Mr. Hagens was Director of Internet Engineering at MCI from 1994 to 1997.

  ISAAC ELLIOT has been the Director of Voice Network Engineering of the Company since December 1997. Prior to that, Mr. Elliot held various management positions at MCI from 1993 to 1998.

  JOSEPH LAWRENCE has been the Director of Backbone Engineering of the Company since December 1997. Prior to that, Mr. Lawrence was the Senior Network Architect at MCI from 1994 to 1997.

  The Board is divided into three classes, designated Class I, Class II and Class III, each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the Board. The Class I Directors consist of Walter Scott, Jr., James Q. Crowe, Robert B. Daugherty and Charles
M. Harper; the Class II Directors consist of William L. Grewcock, Richard R. Jaros, Robert E. Julian and David C. McCourt; and the Class III Directors consist of R. Douglas Bradbury, Kenneth E. Stinson and Michael B. Yanney. The term of the initial Class I Directors will terminate on the date of the 1998 annual meeting of stockholders; the term of the initial Class II Directors will terminate on the date of the 1999 annual meeting of stockholders; and the term of the initial Class III Directors will terminate on the date of the 2000 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting will be elected for three-year terms. The Company's officers are elected annually to serve until each successor is elected and qualified or until his death, resignation or removal.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of June 8, 1998 by the Company's directors, certain executive officers and directors and those executive officers as a group, and each person known by the Company to beneficially own more than 5% of the outstanding Common Stock.

                                              NUMBER OF SHARES OF  PERCENT OF
NAME                                             COMMON STOCK     COMMON STOCK
----                                          ------------------- ------------
Walter Scott, Jr.(1).........................     17,686,591         12.1%
James Q. Crowe...............................      5,666,360          3.9%
R. Douglas Bradbury..........................      1,277,595             *
Kevin J. O'Hara(2)...........................        878,080             *
Robert B. Daugherty..........................            --              *
William L. Grewcock(3).......................      5,763,707          3.9%
Charles M. Harper............................         95,000             *
Richard R. Jaros(4)..........................      1,748,749          1.2%
Robert E. Julian.............................      1,996,790          1.4%
David C. McCourt.............................         57,500             *
Kenneth E. Stinson...........................        365,814             *
Michael B. Yanney............................         50,000             *
Directors and Executive Officers as a Group
 (12 persons) ...............................     35,586,186         24.2%
Donald L. Sturm(5)...........................      9,186,875          6.2%

--------
*  Less than 1%.
(1) Includes 49,850 shares of Common Stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers.
(2) Includes 23,000 shares of Common Stock held by Kevin J. O'Hara Family LTD Partnership.
(3) Includes 577,320 shares of Common Stock held by Grewcock Family Limited Partnership. Includes 175,615 shares of Common Stock held by the Bill & Berniece Grewcock Foundation as to which Mr. Grewcock shares voting and investment powers.
(4) Includes 185,000 shares of Common Stock held by the Jaros Family Limited Partnership. Includes 600,000 shares of Common Stock held by Mr. Jaros and 400,000 shares of Common Stock subject to options held by a grantor trust, of which Mr. Jaros is the residual beneficiary. See "Certain Transactions and Relationships."
(5) Mr. Sturm's business address is 3033 East First Avenue, Denver, Colorado 80206. Based solely on Mr. Sturm's Schedule 13-D dated May 5, 1998, Mr. Sturm owns 7,805,155 shares of Common Stock, and has voting and investment power with respect to 1,306,720 shares held by trusts and partnerships established for family members and beneficially owns 75,000 shares as a member of the board of directors of the University of Denver.

                    CERTAIN TRANSACTIONS AND RELATIONSHIPS

  In connection with his retention as Chief Executive Officer of the Company, Mr. Crowe entered into an engagement agreement (the "Engagement Agreement") with the Company. Under the Engagement Agreement, the Company acquired from Mr. Crowe, Mr. Bradbury and an additional individual, Broadband Capital Group, L.L.C., a company formed to develop investment opportunities, for a purchase price of $68,523, the owners' cash investment in that company. Pursuant to the Engagement Agreement, the Company sold 5,000,000 shares of Class D Stock to Mr. Crowe and 1,250,000 shares of Class D Stock to Mr. Bradbury, in each case at $10.85 per share. The Engagement Agreement also provided that the Company would make available for sale, from time to time prior to the consummation of the Split-Off, to certain employees of the Company designated by Mr. Crowe in connection with the implementation of the Business Plan ("Business Plan Employees"), up to an aggregate of 5,250,000 shares of Class D Stock.

  The Company entered into agreements with each Business Plan Employee that provided that the Company may repurchase any Class D Stock sold to the Business Plan Employee if the Business Plan Employee resigns at any time before January 1, 1999.

  On August 5, 1997, the Company purchased a jet aircraft from a company controlled by Mr. Crowe for $5.7 million, the price paid by the company for the aircraft in June 1997. The Company and Mr. Crowe have entered into an aircraft operating lease, under which Mr. Crowe may lease the aircraft for personal use at rates specified by certain Federal Aviation Administration regulations. The Company anticipates that Mr. Crowe will lease approximately 15% of the aircraft's annual flight time, and will pay the Company approximately $70,000 per year at the current lease rate.

  The Company entered into a separation agreement with Mr. Jaros, a director of the Company, in connection with the resignation of Mr. Jaros as President of the Diversified Group effective July 31, 1997. Under the separation agreement, the Company paid Mr. Jaros $1.8 million on July 31, and agreed to pay Mr. Jaros the balance of his 1997 salary ($187,500) between August 1 and December 31, 1997 and a bonus payment of $262,350 when the Company made its customary executive bonus payments in 1998. The Company also agreed to amend the option agreements with Mr. Jaros with respect to the options to purchase 750,000 shares of Class D Stock at $8.08 per share granted to Mr. Jaros in 1995, and the options to purchase 250,000 shares of Class D Stock at $9.90 per share granted to Mr. Jaros in 1996, to provide that those options would be fully vested on July 31, 1997, and would be exercisable at any time during the ten-year term of the original option agreements.

  In December 1996, the Company agreed to sell 50,000 shares of Class D Stock to Mr. Harper, 50,000 shares of Common Stock to Mr. Daugherty and 40,000 shares of Common Stock to Mr. Kiewit, in each case at $9.90 per share. Those stock purchase transactions were consummated in March 1997.

  In October 1997, the Company sold 50,000 shares of Class D Stock to Mr. Yanney and 50,000 shares of Class D Stock to Mr. McCourt, in each case at $10.85 per share.

  In connection with the Split-Off, Level 3 and New PKS entered into various agreements intended to implement the Split-Off, including a Separation Agreement and a Tax-Sharing Agreement.

  Separation Agreement. The Separation Agreement provides for the allocation of certain risks and responsibilities between New PKS and Level 3 after the Split-Off and certain other matters. The Separation Agreement provides that each of New PKS and Level 3 will indemnify the other with respect to the activities of its subsidiary business groups, except as specifically provided under other agreements between the companies. The cross-indemnities are intended to allocate financial responsibility to New PKS for liabilities arising out of the construction businesses formerly conducted by Level 3, and to allocate to Level 3 financial responsibility for liabilities arising out of the non-construction businesses conducted by Level 3. The Separation Agreement also allocates between New PKS and Level 3 certain corporate-level risk exposures not readily allocable to either the construction businesses or the non-construction businesses.

  The Separation Agreement provides that each of Level 3 and New PKS will be granted access to certain records and information in the possession of the other company, and requires that each of Level 3 and New PKS retain all such information in its possession for a period of ten years following the Split-Off. Under the Separation Agreement, each company is required to give the other company prior notice of any intention to dispose of any such information.

  The Separation Agreement provides that, except as otherwise set forth therein or in any related agreement, costs and expenses in connection with the Split-Off will be paid 82.5% by Level 3 and 17.5% by New PKS. On March 18, 1998, Level 3 and New PKS entered into an amendment to the Separation Agreement that provides that New PKS will bear substantially all of those expenses if the Level 3 Board of Directors determines to force conversion of all outstanding Class R Stock of Level 3 on or before July 15, 1998 (a "Forced Conversion Determination"). The Level 3 Board of Directors made such a determination and, accordingly, substantially all of those expenses will be borne by New PKS.

  Tax Sharing Agreement. Level 3 and New PKS have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines each company's rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to operations for tax years (or portions thereof) ending prior to the Split-Off and with respect to certain tax attributes of Level 3 and New PKS after the Split-Off. Under the Tax Sharing Agreement, with respect to periods (or portions thereof) ending on or before the Split-Off, Level 3 and New PKS generally will be responsible for paying the taxes relating to such returns (including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities) that are allocable to the non-construction business and the construction business, respectively.

  The Tax Sharing Agreement also provides that Level 3 and New PKS will indemnify the other from certain taxes and expenses that would be assessed on New PKS and Level 3, respectively, if the Split-Off were determined to be taxable, but solely to the extent that such determination arose out of the breach by Level 3 or New PKS, respectively, of certain representations made to the Internal Revenue Service in connection with the private letter ruling issued with respect to the Split-Off. Under the Tax Sharing Agreement, if the Split-Off were determined to be taxable for any other reason, those taxes and certain other taxes associated with the Split-Off (together, "Split-Off Taxes") would be allocated 82.5% to Level 3 and 17.5% to New PKS. The Tax Sharing Agreement, however, provides that Split-Off Taxes will be allocated one-half to each of Level 3 and New PKS if a Forced Conversion Determination is made. As a result of the Forced Conversion Determination, the Split-Off Taxes will be so allocated. Finally, the Tax Sharing Agreement provides, under certain circumstances, for certain liquidated damage payments from Level 3 to New PKS if the Split-Off were determined to be taxable, which are intended to compensate stockholders of New PKS indirectly for taxes assessed upon them in that event. Those liquidated damage payments, however, are reduced because of the Forced Conversion Determination.

  Mine Management Agreement. In 1992, New PKS and Level 3 entered into a mine management agreement (the "Mine Management Agreement") pursuant to which a subsidiary of New PKS, Kiewit Mining Group Inc. ("KMG"), provides mine management and related services for Level 3's coal mining properties. In consideration of the provision of such services, KMG receives a fee equal to thirty percent of the adjusted operating income of the coal mining properties. The term of the Mine Management Agreement expires on January 1, 2016.

  In connection with the Split-Off, the Mine Management Agreement was amended to provide KMG with a right of offer in the event that Level 3 were to determine to sell any or all of its coal mining properties. Under the right of offer, Level 3 would be required to offer to sell those properties to KMG at the price that Level 3 would seek to sell the properties to a third party. If KMG were to decline to purchase the properties at that price, Level 3 would be free to sell them to a third party for an amount greater than or equal to that price. If Level 3 were to sell the properties to a third party, thus terminating the Mine Management Agreement, it would be required to pay KMG an amount equal to the discounted present value to KMG of the Mine Management Agreement, determined, if necessary, by an appraisal process.

  Construction Services. The Company is currently in discussions regarding the engagement of a subsidiary of New PKS as the general contractor of the North American Intercity Network.

                           DESCRIPTION OF THE NOTES

GENERAL

  The Original Notes were, and the New Notes will be, issued under the Indenture. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. For purposes of this Description of the Notes, the term "Company" refers to Level 3 Communications, Inc. and does not include its subsidiaries except for purposes of financial data determined on a consolidated basis.

  The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions." The Original Notes and the New Notes will be considered collectively to be a single class for all purposes under the Indenture, including waivers, amendments, redemptions and Offers to Purchase. For purposes of this "Description of the Notes," all references herein to the "Notes" shall be deemed to refer collectively to the Original Notes and the New Notes.

  The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of the Company, and will be senior in right of payment to all existing and future indebtedness of the Company expressly subordinated in right of payment to the Notes. As of March 31, 1998, on a pro forma basis after giving effect to the Initial Offering, the Company (excluding its subsidiaries) would not have had any indebtedness outstanding other than the Notes and intercompany indebtedness.

  Substantially all the operations of the Company are conducted through its subsidiaries and, therefore, the Company is dependent upon cash flow from those entities to meet its obligations. The payment of dividends and the making of loans and advances to the Company by its subsidiaries are subject to various restrictions. Future debt of certain of the subsidiaries may prohibit the payment of dividends or the making of loans or advances to the Company. In addition, the ability of subsidiaries of the Company to make such payments, loans or advances to the Company is limited by the laws of the relevant states in which such subsidiaries are organized or located. In certain circumstances, the prior or subsequent approval of such payments, loans or advances by such subsidiaries to the Company is required from applicable regulatory bodies or other governmental entities. The Company's subsidiaries will have no direct obligation to pay amounts due on the Notes and will have no obligation to guarantee the Notes. As a result, the Notes effectively will be subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries (including trade payables). As of March 31, 1998, the total balance sheet liabilities of the Company's subsidiaries were approximately $141 million in indebtedness, of which approximately $141 million in indebtedness was secured by the assets of the borrowing subsidiaries, and $554 million in other liabilities. The Indenture permits the Company and its subsidiaries to incur substantial amounts of additional debt and other liabilities, including in connection with the implementation of the Business Plan. Any rights of the Company and its creditors, including the holders of Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors (including trade creditors). See "Risk Factors--Holding Company Structure; Effective Subordination of the Notes" and "--Leverage and Debt Service."

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $2.0 billion and will mature on May 1, 2008. Interest on the Notes will accrue at the rate of 9 1/8% per annum from April 28, 1998, or from the most recent date to which interest has been paid, and will be payable in cash semiannually in arrears on May 1 and November 1, commencing November 1, 1998, to the persons who are registered holders of the Notes at the close of business on the preceding April 15 or October 15, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company, which, unless otherwise provided by the Company, will be the offices of the Trustee. At the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The Notes will be issued without coupons and in fully registered form only, in minimum denominations of $1,000 and integral multiples thereof. The Notes will be issued only against payment in immediately available funds. No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

  The interest rate on the Notes is subject to increase in the circumstances (such additional interest being referred to as "Special Interest") described under "Registration Rights." All references herein to interest on the Notes shall include such Special Interest, if appropriate. If the Exchange Offer is consummated on the terms and within the period contemplated by this Prospectus, no Special Interest will be payable. The New Notes will not contain any provisions regarding the payment of Special Interest.

BOOK-ENTRY SYSTEM

  The Notes will initially be issued in the form of Global Securities held in book-entry form. The Notes will be deposited with the Trustee as custodian for the Depository, and the Depository or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

  Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such Global Security purchased by such persons in this Offering. Such accounts shall initially be designated by the Initial Purchasers with respect to Notes placed by the Initial Purchasers for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  Payment of principal, premium, if any, and interest on Notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the Initial Purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

  The Company has been advised by the Depository that upon receipt of any payment of principal of, premium, if any, or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

  So long as the Depository or its nominee is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices and for all other purposes under the Indenture and the Notes. Beneficial interests in the Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered the holders of such Global Security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depository has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account with the Depository interests in the Global Security are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

  Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the Initial Purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTIFICATED NOTES

  Notes represented by a Global Security are exchangeable for certificated Notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes,
(i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, premium, if any, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such Notes, to the provisions of such legend.

OPTIONAL REDEMPTION

  The Notes will be subject to redemption at the option of the Company, in whole or in part, at any time or from time to time on or after May 1, 2003, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve months beginning May 1, of the years indicated below:

      YEAR                                                      REDEMPTION PRICE
      ----                                                      ----------------
      2003.....................................................     104.563%
      2004.....................................................     103.042%
      2005.....................................................     101.521%
      2006 and thereafter......................................     100.000%

  In addition, at any time or from time to time prior to May 1, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 109.125% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of one or more private placements to Persons other than Affiliates of the Company or underwritten public offerings of Common Stock of the Company resulting in gross proceeds of at least $100 million in the aggregate; provided that at least 65% of the original aggregate principal amount of the Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

MANDATORY REDEMPTION

  Except as set forth under "--Certain Covenants--Change of Control Triggering Event" and "--Limitation on Asset Dispositions," the Company is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants:

  Limitation on Consolidated Debt. (a) The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, Incur any Debt, unless, after giving pro forma effect to such Incurrence and the receipt and application of the net proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either (i) the ratio of (A) the aggregate consolidated principal amount (or, in the case of Debt issued at a discount, the then-Accreted Value) of Debt of the Company outstanding as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to the Incurrence of such Debt and any other Debt Incurred or repaid since such balance sheet date and the receipt and application of the net proceeds thereof, to (B) Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters next preceding the Incurrence of such Debt for which consolidated financial statements are available, would be less than 5.0 to 1.0, or (ii) the Company's Consolidated Capital Ratio as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to (x) the Incurrence of such Debt and any other Debt Incurred or repaid since such balance sheet date, (y) the issuance of any Capital Stock (other than Disqualified Stock) of the Company since such balance sheet date, including the issuance of any Capital Stock to be issued concurrently with the Incurrence of such Debt, and (z) the receipt and application of the net proceeds of such Debt or Capital Stock, as the case may be, is less than 2.25 to 1.0.

  (b) Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may Incur any and all of the following (each of which shall be given independent effect):

    (i) Debt under the Notes, the Indenture or any Restricted Subsidiary Guarantee;

    (ii) Debt under Credit Facilities in an aggregate principal amount outstanding or available (together with all refinancing Debt outstanding or available pursuant to clause (viii) below in respect of Debt previously Incurred pursuant to this clause (ii)) at any one time not to exceed the greater of (x) $750 million, which amount shall be permanently reduced by the amount of Net Available Proceeds used to repay Debt under the Credit Facilities, and not reinvested in Telecommunications/IS Assets or used to purchase Notes or repay other Debt, pursuant to and as permitted by the covenant described under "--Limitation on Asset Dispositions", and (y) 85% of the Eligible Receivables;

    (iii) Purchase Money Debt, provided that the amount of such Purchase Money Debt does not exceed 100% of the cost of the construction, installation, acquisition, lease, development or improvement of the applicable Telecommunications/IS Assets;

    (iv) Subordinated Debt of the Company; provided, however, that the aggregate principal amount of such Debt, together with any other outstanding Debt Incurred pursuant to this clause (iv), shall not exceed $500 million at any one time (which amount shall be permanently reduced by the amount of Net Available Proceeds used to repay Subordinated Debt of the Company, and not reinvested in Telecommunications/IS Assets or used to purchase Notes or repay other Debt, pursuant to the covenant described under "--Limitation on Asset Dispositions"), except to the extent such Debt in excess of $500 million (A) is subordinated to all other Debt of the Company other than Debt Incurred pursuant to this clause (iv) in excess of such $500 million limitation, (B) does not provide for the payment of cash interest on such Debt prior to the Stated Maturity of the Notes and (C) (1) does not provide for payments of principal of such Debt at stated maturity or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of the acceleration of any payment with respect to such Debt upon any event of default thereunder), in each case on or prior to the Stated Maturity of the Notes, and (2) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such Debt at the option of the holder thereof on or prior to the Stated Maturity of the Notes;

    (v)   Debt outstanding on the Issue Date;

    (vi) Debt owed by the Company to any Restricted Subsidiary of the Company or Debt owed by a Restricted Subsidiary of the Company to the Company or a Restricted Subsidiary of the Company; provided, however, that (x) upon the transfer, conveyance or other disposition by such Restricted Subsidiary or the Company of any Debt so permitted to a Person other than the Company or another Restricted Subsidiary of the Company or (y) if for any reason such Restricted Subsidiary ceases to be a Restricted Subsidiary, the provisions of this clause (vi) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred by the issuer thereof at the time of such transfer, conveyance or other disposition or when such Restricted Subsidiary ceases to be a Restricted Subsidiary;

    (vii) Debt Incurred by a Person prior to the time (A) such Person became a Restricted Subsidiary, (B) such Person merges into or consolidates with a Restricted Subsidiary or (C) another Restricted Subsidiary merges into or consolidates with such Person (in a transaction in which such Person becomes a Restricted Subsidiary), which Debt was not Incurred in anticipation of such transaction and was outstanding prior to such transaction;

    (viii) Debt Incurred to renew, extend, refinance, defease, repay, prepay, repurchase, redeem, retire, exchange or refund (each, a "refinancing") Debt Incurred pursuant to clause (i), (ii), (iii), (v) or (vii) of this paragraph (b) or this clause (viii), in an aggregate principal amount (or if issued at a discount, the then- Accreted Value) not to exceed the aggregate principal amount (or if issued at a discount, the then-Accreted Value) of and accrued interest on the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the board of directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company Incurred in connection with such refinancing; provided, however, that (A) the refinancing Debt shall not be senior in right of payment to the Debt that is being refinanced and (B) in the case of any refinancing of Debt Incurred pursuant to clause (i), (v) or (vii) or, if such Debt previously refinanced Debt Incurred pursuant to any such clause, this clause (viii), the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued, (x) does not provide for payments of principal of such Debt at stated maturity or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of the acceleration of any payment with respect to such Debt upon any event of default thereunder), in each case prior to the time the same are required by the terms of the Debt being refinanced and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such Debt at the option of the holder thereof prior to the time the same are required by the terms of the Debt being refinanced, other than, in the case of clause (x) or (y), any such payment, redemption or other retirement (including pursuant to an offer to purchase made by the Company) which is conditioned upon a change of control pursuant to provisions substantially similar to those described under "--Change of Control Triggering Event";

    (ix) Debt (A) in respect of performance, surety or appeal bonds, Guarantees, letters of credit or reimbursement obligations Incurred or provided in the ordinary course of business securing the performance of contractual, franchise, lease, self-insurance or license obligations and not in connection with the Incurrence of Debt or (B) in respect of customary agreements providing for indemnification, adjustment of purchase price after closing, or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any such obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition) and in an aggregate principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

    (x) Debt consisting of Permitted Interest Rate or Currency Protection Agreements; and

    (xi) Debt not otherwise permitted to be Incurred pursuant to clauses (i) through (x) above, which, together with any other outstanding Debt Incurred pursuant to this clause (xi), has an aggregate principal amount not in excess of $50 million at any time outstanding.

  Notwithstanding any other provision of this "--Limitation on Consolidated Debt" covenant, the maximum amount of Debt that the Company or a Restricted Subsidiary may Incur pursuant to this "--Limitation on Consolidated Debt" covenant shall not be deemed to be exceeded due solely to the result of fluctuations in the exchange rates of currencies.

  For purposes of determining any particular amount of Debt under this "-- Limitation on Consolidated Debt" covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted for the benefit of the Notes pursuant to the equal and ratable provisions referred to in the "--Limitation on Liens" covenant described below shall not be treated as Debt. For purposes of determining compliance with this "--Limitation on Consolidated Debt" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, the Company, in its sole discretion, shall classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses.

  Limitation on Debt of Restricted Subsidiaries. The Company may not permit any Restricted Subsidiary that is not a Guarantor to Incur any Debt except any and all of the following (each of which shall be given independent effect):

    (i) Restricted Subsidiary Guarantees;

    (ii) Debt outstanding on the Issue Date;

    (iii) Debt of Restricted Subsidiaries under Credit Facilities permitted to be Incurred pursuant to clause (ii) of paragraph (b) of "--Limitation on Consolidated Debt";

    (iv) Purchase Money Debt of Restricted Subsidiaries permitted to be Incurred pursuant to clause (iii) of paragraph (b) of "--Limitation on Consolidated Debt";

    (v) Debt owed by a Restricted Subsidiary to the Company or a Restricted Subsidiary of the Company permitted to be Incurred pursuant to clause (vi) of paragraph (b) of "--Limitation on Consolidated Debt";

    (vi) Debt of Restricted Subsidiaries consisting of Permitted Interest Rate or Currency Protection Agreements permitted to be Incurred pursuant to clause (x) of paragraph (b) of "--Limitation on Consolidated Debt";

    (vii) Debt of Restricted Subsidiaries permitted to be Incurred under clause (vii) of paragraph (b) of "--Limitation on Consolidated Debt";

    (viii) Debt of Restricted Subsidiaries permitted to be Incurred under clause (ix) or (xi) of paragraph (b) of "--Limitation on Consolidated Debt"; and

    (ix) Debt which is Incurred to refinance any Debt of a Restricted Subsidiary permitted to be Incurred pursuant to clauses (i), (ii), (iii),
  (iv) and (vii) of this paragraph or this clause (ix), in an aggregate principal amount (or if issued at a discount, the then-Accreted Value) not to exceed the aggregate principal amount (or if issued at a discount, the then-Accreted Value) of the Debt so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium reasonably determined by the board of directors of the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the amount of expenses of the Company and the applicable Restricted Subsidiary Incurred in connection therewith; provided, however, that, in the case of any refinancing of Debt Incurred pursuant to clause (i), (ii) or (vii) or, if such Debt previously refinanced Debt Incurred pursuant to any such clause, this clause (ix), the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is Incurred, (x) does not provide for payments of principal at the stated maturity of such Debt or by way of a sinking fund applicable to such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt by the Company or any Restricted Subsidiary (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the time the same are required by the terms of the Debt being refinanced and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company or a Restricted Subsidiary) of such Debt at the option of the holder thereof prior to the stated maturity of the Debt being refinanced, other than, in the case of clause (x) or (y), any such payment, redemption or other retirement (including pursuant to an offer to purchase made by the Company or a Restricted Subsidiary) which is conditioned upon the change of control of the Company pursuant to provisions substantially similar to those contained in the Indenture described under "--Change of Control Triggering Event."

  Notwithstanding any other provision of this "--Limitation on Debt of Restricted Subsidiaries" covenant, the maximum amount of Debt that a Restricted Subsidiary may Incur pursuant to this "--Limitation on Debt of Restricted Subsidiaries" covenant shall not be deemed to be exceeded due solely as the result of fluctuations in the exchange rates of currencies.

  For purposes of determining any particular amount of Debt under this "-- Limitation on Debt of Restricted Subsidiaries" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "--Limitation on Debt of Restricted Subsidiaries" covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, the Company, in its sole discretion, shall classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses.

  Limitation on Restricted Payments. (a) The Company (i) may not, and may not permit any Restricted Subsidiary to, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof, excluding any dividends or distributions which are made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to the other stockholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividends or distributions payable solely in shares of Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to acquire Capital Stock of the Company (other than Disqualified Stock); (ii) may not, and may not permit any Restricted Subsidiary to, purchase, redeem, or otherwise retire or acquire for value (x) any Capital Stock of the Company or any Restricted Subsidiary of the Company or (y) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company or any Restricted Subsidiary or any securities convertible or exchangeable into shares of Capital Stock of the Company or any Restricted Subsidiary, except, in any such case, any such purchase, redemption or retirement or acquisition for value (A) paid to the Company or a Restricted Subsidiary (or, in the case of any such purchase, redemption or other retirement or acquisition for value with respect to a Restricted Subsidiary that is not a Wholly Owned Subsidiary, to the other stockholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of payments of greater value than it would receive on a pro rata basis) or (B) paid solely in shares of Capital Stock (other than Disqualified Stock) of the Company; (iii) may not make, or permit any Restricted Subsidiary to make, any Investment (other than an Investment in the Company or a Restricted Subsidiary or a Permitted Investment) in any Person, including the Designation of any Restricted Subsidiary as an Unrestricted Subsidiary, or the Revocation of any such Designation, according to the covenant described under "--Limitation on Designations of Unrestricted Subsidiaries"; (iv) may not, and may not permit any Restricted Subsidiary to, redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Debt of the Company which is subordinate in right of payment to the Notes (other than any redemption, defeasance, repurchase, retirement or other acquisition or retirement for value made in anticipation of satisfying a scheduled maturity, repayment or sinking fund obligation due within one year thereof); and (v) may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey, sell or otherwise dispose of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that such Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of such "Restricted Payment" shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company and the other Restricted Subsidiaries (each of clauses (i) through (v) being a "Restricted Payment") if: (1) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, or (2) upon giving effect to such Restricted Payment, the Company could not Incur at least $1.00 of additional Debt pursuant to the terms of the Indenture described in paragraph (a) of "--Limitation on Consolidated Debt" above, or
(3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments made on or after the Issue Date, including Restricted Payments made pursuant to clause (A) or (B) of the proviso at the end of this sentence, and Permitted Investments made on or after the Issue Date pursuant to clause (i) or (j) of the definition thereof (the amount of any such Restricted Payment or Permitted Investment, if made other than in cash, to be based upon Fair Market Value) exceeds the sum of: (a) 50% of cumulative Consolidated Net Income (or, in the case that Consolidated Net Income shall be negative, 100% of such negative amount) since the end of the last full fiscal quarter prior to the Issue Date through the last day of the last full fiscal quarter ending at least 45 days prior to the date of such Restricted Payment and (b) plus, in the case of any Revocation made after the Issue Date, an amount equal to the lesser of the portion (proportionate to the Company's equity interest in the Subsidiary to which such Revocation relates) of the Fair Market Value of the net assets of such Subsidiary at the time of Revocation and the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Subsidiary; provided, however, that the Company or a Restricted Subsidiary of the Company may, without regard to the limitations in clause (3) but subject to clauses (1) and (2), make (A) Restricted Payments in an aggregate amount not to exceed the sum of $50 million and the aggregate net cash proceeds received after the Issue Date (i) as capital contributions to the Company, from the issuance (other than to a Subsidiary or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) of Capital Stock (other than Disqualified Stock) of the Company, and (ii) from the issuance or sale of Debt of the Company or any Restricted Subsidiary (other than to a Subsidiary, the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) that after the Issue Date has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company and (B) Investments in Persons engaged in the Telecommunications/IS Business in an aggregate amount not to exceed the after-tax gain on the sale, after the Issue Date, of Special Assets to the extent sold for cash, Cash Equivalents, Telecommunications/IS Assets or the assumption of Debt of the Company or any Restricted Subsidiary (other than Debt that is subordinated to the Notes or any applicable Restricted Subsidiary Guarantee) and release of the Company and all Restricted Subsidiaries from all liability on the Debt assumed. The aggregate net cash proceeds referred to in the immediately preceding clauses
(A)(i) and (A)(ii) shall not be utilized to make Restricted Payments pursuant to such clauses to the extent such proceeds have been utilized to make Permitted Investments under clause (i) of the definition of "Permitted Investments."

  (b) Notwithstanding the foregoing limitation, (i) the Company may pay any dividend on Capital Stock of any class of the Company within 60 days after the declaration thereof if, on the date when the dividend was declared, the Company could have paid such dividend in accordance with the foregoing provisions; provided, however, that at the time of such payment of such dividend, no other Event of Default shall have occurred and be continuing (or result therefrom); (ii) the Company may repurchase any shares of its Common Stock or options to acquire its Common Stock from Persons who were formerly directors, officers or employees of the Company or any of its Subsidiaries or other Affiliates in an amount not to exceed $3 million in any 12-month period;
(iii) the Company and any Restricted Subsidiary may refinance any Debt otherwise permitted by clause (viii) of paragraph (b) under "--Limitation on Consolidated Debt" above or clause (ix) under "--Limitation on Debt of Restricted Subsidiaries" above; (iv) the Company and any Restricted Subsidiary may retire or repurchase any Capital Stock of the Company or of any Restricted Subsidiary or any Subordinated Debt of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) of, Capital Stock (other than Disqualified Stock) of the Company, provided that the proceeds from any such exchange or sale of Capital Stock shall be excluded from any calculation pursuant to clause (A)(i) in the proviso at the end of paragraph (a) above or pursuant to clause (b) of the definition of "Invested Capital"; and (v) the Company may pay cash dividends in any amount not in excess of $50 million in any 12-month period in respect of Preferred Stock of the Company (other than Disqualified Stock). The Restricted Payments described in the foregoing clauses (i), (ii) and (v) shall be included in the calculation of Restricted Payments; the Restricted Payments described in clauses (iii) and (iv) shall be excluded in the calculation of Restricted Payments.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. (a) The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than pursuant to law or regulation) on the ability of any Restricted Subsidiary (i) to pay dividends (in cash or otherwise) or make any other distributions in respect of its Capital Stock owned by the Company or any other Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary, (ii) to make loans or advances to the Company or any other Restricted Subsidiary or (iii) to transfer any of its Property to the Company or any other Restricted Subsidiary.

  (b) Notwithstanding the foregoing limitation, the Company may, and may permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist (i) any encumbrance or restriction pursuant to any agreement in effect on the Issue Date, (ii) any customary (as conclusively determined in good faith by the Chief Financial Officer of the Company) encumbrance or restriction applicable to a Restricted Subsidiary that is contained in an agreement or instrument governing or relating to Debt contained in any Credit Facilities or Purchase Money Debt, provided that such encumbrances and restrictions permit the distribution of funds to the Company in an amount sufficient for the Company to make the timely payment of interest, premium (if any) and principal (whether at stated maturity, by way of a sinking fund applicable thereto, by way of any mandatory redemption, defeasance, retirement or repurchase thereof, including upon the occurrence of designated events or circumstances or by virtue of acceleration upon an event of default, or by way of redemption or retirement at the option of the holder of the Debt, including pursuant to offers to purchase) according to the terms of the Indenture and the Notes and other Debt that is solely an obligation of the Company, but provided further that such agreement may nevertheless contain customary (as so determined) net worth, leverage, invested capital and other financial covenants, customary (as so determined) covenants regarding the merger of or sale of all or any substantial part of the assets of the Company or any Restricted Subsidiary, customary (as so determined) restrictions on transactions with affiliates and customary (as so determined) subordination provisions governing Debt owed to the Company or any Restricted Subsidiary,
(iii) any encumbrance or restriction pursuant to an agreement relating to any Acquired Debt, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired, (iv) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Debt Incurred pursuant to an agreement referred to in clause (i), (ii) or (iii) of this paragraph (b), provided, however, that the provisions contained in such agreement relating to such encumbrance or restriction are no more restrictive (as so determined) in any material respect than the provisions contained in the agreement the subject thereof, (v) in the case of clause (iii) of paragraph (a) above, any encumbrance or restriction contained in any security agreement (including a Capital Lease Obligation) securing Debt of the Company or a Restricted Subsidiary otherwise permitted under the Indenture, but only to the extent such restrictions restrict the transfer of the Property subject to such security agreement, (vi) in the case of clause (iii) of paragraph (a) above, customary provisions (A) that restrict the subletting, assignment or transfer of any Property that is a lease, license, conveyance or similar contract, (B) contained in asset sale or other asset disposition agreements limiting the transfer of the Property being sold or disposed of pending the closing of such sale or disposition or (C) arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually or in the aggregate, detract from the value of Property of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary, (vii) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or Property of such Restricted Subsidiary, provided that the consummation of such transaction would not result in a Default or an Event of Default, that such restriction terminates if such transaction is abandoned and that the consummation or abandonment of such transaction occurs within one year of the date such agreement was entered into, and (viii) any encumbrance or restriction pursuant to the Indenture and the Notes.

  Limitation on Liens. The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Lien on or with respect to any Property now owned or acquired after the Issue Date to secure any Debt without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes (x) equally and ratably with such Debt as to such Property for so long as such Debt will be so secured or (y) in the event such Debt is Debt of the Company or a Guarantor which is subordinate in right of payment to the Notes or the applicable Restricted Subsidiary Guarantee, prior to such Debt as to such Property for so long as such Debt will be so secured.

  The foregoing restrictions shall not apply to: (i) Liens existing on the Issue Date and securing Debt outstanding on the Issue Date or Incurred on or after the Issue Date pursuant to any Credit Facility to secure Debt permitted to be Incurred pursuant to clause (ii) of paragraph (b) under "--Limitation on Consolidated Debt"; (ii) Liens securing Debt in an amount which, together with the aggregate amount of Debt then outstanding or available under all Credit Facilities (together with all refinancing Debt then outstanding or available pursuant to clause (viii) of paragraph (b) of "--Limitation on Consolidated Debt" in respect of Debt previously Incurred under Credit Facilities), does not exceed 1.5 times the Company's Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters preceding the Incurrence of such Lien for which the Company's consolidated financial statements are available, determined on a pro forma basis as if such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters; (iii) Liens in favor of the Company or any Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of the Debt secured by any such Lien (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Lien by the issuer thereof;
(iv) Liens to secure Purchase Money Debt permitted to be Incurred pursuant to clause (iii) of paragraph (b) under "--Limitation on Consolidated Debt," provided that any such Lien may not extend to any Property other than the Telecommunications/IS Assets installed, constructed, acquired, leased, developed or improved with the proceeds of such Purchase Money Debt and any improvements or accessions thereto (it being understood that all Debt to any single lender or group of related lenders or outstanding under any single credit facility, and in any case relating to the same group or collection of Telecommunications/IS Assets financed thereby, shall be considered a single Purchase Money Debt, whether drawn at one time or from time to time); (v) Liens to secure Acquired Debt, provided that (a) such Lien attaches to the acquired Property prior to the time of the acquisition of such Property and
(b) such Lien does not extend to or cover any other Property; (vi) Liens to secure Debt Incurred to refinance, in whole or in part, Debt secured by any Lien referred to in the foregoing clauses (i), (iv) and (v) or this clause
(vi) so long as such Lien does not extend to any other Property (other than improvements and accessions to the original Property) and the principal amount of Debt so secured is not increased except as otherwise permitted under clause
(viii) of paragraph (b) of "--Limitation on Consolidated Debt" or clause (ix) of "--Limitation on Debt of Restricted Subsidiaries"; (vii) Liens not otherwise permitted by the foregoing clauses (i) through (vi) securing Debt in an aggregate amount not to exceed 5% of the Company's Consolidated Tangible Assets; (viii) Liens granted after the Issue Date pursuant to "--Limitation on Liens" to secure the Notes; and (ix) Permitted Liens.

  Limitation on Sale and Leaseback Transactions. The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, enter into, assume, Guarantee or otherwise become liable with respect to any Sale and Leaseback Transaction, unless (i) the Company or such Restricted Subsidiary would be entitled to Incur (a) Debt in an amount equal to the Attributable Value of the Sale and Leaseback Transaction pursuant to the covenant described under "--Limitation on Consolidated Debt" above and (b) a Lien pursuant to the covenant described under "--Limitation on Liens" above, equal in amount to the Attributable Value of the Sale and Leaseback Transaction, without also securing the Notes, and (ii) the Sale and Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "--Limitation on Asset Dispositions" below (including the provisions concerning the application of Net Available Proceeds) are satisfied with respect to such Sale and Leaseback Transaction, treating all of the consideration received in such Sale and Leaseback Transaction as Net Available Proceeds for purposes of such covenant.

  Limitation on Asset Dispositions. The Company may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition unless: (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the Fair Market Value for the Property sold or disposed of as determined by the board of directors of the Company in good faith and evidenced by a resolution of the board of directors of the Company filed with the Trustee; and (ii) at least 75% of the consideration for such disposition consists of cash or Cash Equivalents or the assumption of Debt of the Company or any Restricted Subsidiary (other than Debt that is subordinated to the Notes or any applicable Restricted Subsidiary Guarantee) and release of the Company and all Restricted Subsidiaries from all liability on the Debt assumed (or if less than 75%, the remainder of such consideration consists of Telecommunications/IS Assets); provided, however, that, to the extent such disposition involves Special Assets, all or any portion of the consideration may, at the Company's election, consist of Property other than cash, Cash Equivalents, the assumption of Debt or Telecommunications/ IS Assets.

  The Net Available Proceeds (or any portion thereof) from Asset Dispositions may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt): (1) to the permanent repayment or reduction of Debt then outstanding under any Credit Facility, to the extent such Credit Facility would require such application or prohibit payments pursuant to the Offer to Purchase described in the following paragraph (other than Debt owed to the Company or any Affiliate of the Company); or (2) to reinvest in Telecommunications/IS Assets (including by means of an Investment in Telecommunications/IS Assets by a Restricted Subsidiary with Net Available Proceeds received by the Company or another Restricted Subsidiary).

  Any Net Available Proceeds from an Asset Disposition not applied in accordance with the preceding paragraph within 360 days (or, in the case of a disposition of Special Assets identified in clause (a) of the definition thereof in which the Net Available Proceeds exceed $500 million, 540 days) from the date of the receipt of such Net Available Proceeds shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million, the Company will be required to make an Offer to Purchase with such Excess Proceeds on a pro rata basis according to principal amount (or, in the case of Debt issued at a discount, the then-Accreted Value) for (x) outstanding Notes at a price in cash equal to 100% of the principal amount of the Notes on the purchase date plus accrued and unpaid interest (if any) thereon (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) and (y) any other Debt of the Company or any Guarantor that is pari passu with the Notes, or any Debt of a Restricted Subsidiary that is not a Guarantor, at a price no greater than 100% of the principal amount thereof plus accrued and unpaid interest (if any) to the purchase date (or 100% of the then-Accreted Value plus accrued and unpaid interest (if any) to the purchase date in the case of original issue discount Debt), to the extent, in the case of this clause (y), required under the terms thereof (other than Debt owed to the Company or any Affiliate of the Company). To the extent there are any remaining Excess Proceeds following the completion of the Offer to Purchase, the Company shall apply such Excess Proceeds to the repayment of other Debt of the Company or any Restricted Subsidiary, to the extent permitted or required under the terms thereof. Any other remaining Excess Proceeds may be applied to any use as determined by the Company which is not otherwise prohibited by the Indenture, and the amount of Excess Proceeds shall be reset to zero.

  Limitation on Issuance and Sales of Capital Stock of Restricted Subsidiaries. The Company may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey, sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of a Restricted Subsidiary to any Person other than the Company or a Restricted Subsidiary except (i) a sale of all of the Capital Stock of such Restricted Subsidiary owned by the Company and any Restricted Subsidiary that complies with the provisions described under "--Limitation on Asset Dispositions" above to the extent such provisions apply, (ii) in a transaction that results in such Restricted Subsidiary becoming a Joint Venture, provided (x) such transaction complies with the provisions described under "--Limitation on Asset Dispositions" above to the extent such provisions apply and (y) the remaining interest of the Company or any other Restricted Subsidiary in such Joint Venture would have been permitted as a new Restricted Payment or Permitted Investment under the provisions of "--Limitation on Restricted Payments" above, (iii) the issuance, transfer, conveyance, sale or other disposition of shares of such Restricted Subsidiary so long as after giving effect to such transaction such Restricted Subsidiary remains a Restricted Subsidiary and such transaction complies with the provisions described under "--Limitation on Asset Dispositions" to the extent such provisions apply, (iv) the transfer, conveyance, sale or other disposition of shares required by applicable law or regulation, (v) if required, the issuance, transfer, conveyance, sale or other disposition of directors' qualifying shares, (vi) Disqualified Stock issued in exchange for, or upon conversion of, or the proceeds of the issuance of which are used to refinance, shares of Disqualified Stock of such Restricted

Subsidiary, provided that the amounts of the redemption obligations of such Disqualified Stock shall not exceed the amounts of the redemption obligations of, and such Disqualified Stock shall have redemption obligations no earlier than those required by, the Disqualified Stock being exchanged, converted or refinanced, (vii) in a transaction where the Company or a Restricted Subsidiary acquires at the same time not less than its Proportionate Interest in such issuance of Capital Stock, (viii) Capital Stock issued and outstanding on the Issue Date, (ix) Capital Stock of a Restricted Subsidiary issued and outstanding prior to the time that such Person becomes a Restricted Subsidiary so long as such Capital Stock was not issued in contemplation of such Person's becoming a Restricted Subsidiary or otherwise being acquired by the Company and (x) an issuance of Preferred Stock of a Restricted Subsidiary (other than Preferred Stock convertible or exchangeable into Common Stock of any Restricted Subsidiary) otherwise permitted by the Indenture.

  Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer, or otherwise dispose of any of its Property to, or purchase any Property from, or enter into any contract, agreement, understanding, loan, advance, Guarantee or transaction (including the rendering of services) with or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction or series of Affiliate Transactions is (i) in the best interest of the Company or such Restricted Subsidiary and (ii) on terms that are no less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable arm's-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate (or, in the event that there are no comparable transactions involving Persons who are not Affiliates of the Company or the relevant Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company has determined to be fair to the Company or the relevant Restricted Subsidiary) and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction or series of Affiliate Transactions involving aggregate payments in excess of $10 million but less than $15 million, a certificate of the chief executive, operating or financial officer of the Company evidencing such officer's determination that such Affiliate Transaction or series of Affiliate Transactions complies with clause (a) above and (ii) with respect to any Affiliate Transaction or series of Affiliate Transactions involving aggregate payments equal to or in excess of $15 million, a board resolution certifying that such Affiliate Transaction or series of Affiliate Transactions complies with clause (a) above and that such Affiliate Transaction or series of Affiliate Transactions has been approved by the board of directors, including a majority of the disinterested members of the board of directors, provided that, in the event that there shall not be at least two disinterested members of the board of directors with respect to the Affiliate Transaction, the Company shall, in addition to such board resolution, file with the Trustee a written opinion from an investment banking firm of national standing in the United States which, in the good faith judgment of the board of directors of the Company, is independent with respect to the Company and its Affiliates and qualified to perform such task, which opinion shall be to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company or such Restricted Subsidiary.

  Notwithstanding the foregoing, the following shall not be deemed Affiliate
Transactions: (i) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with industry practice; (ii) any agreement or arrangement with respect to the compensation of a director or officer of the Company or any Restricted Subsidiary approved by a majority of the disinterested members of the board of directors and consistent with industry practice; (iii) transactions between or among the Company and its Restricted Subsidiaries, provided that no more than 5% of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary); (iv) Restricted Payments and Permitted Investments permitted by the covenant described under "--Limitation on Restricted Payments" (other than Investments in Affiliates that are not the Company or Restricted Subsidiaries); (v) transactions pursuant to the terms of any agreement or arrangement as in effect on the Issue Date; and (vi) transactions with respect to wireline or wireless transmission capacity, the lease or sharing or other use of cable or fiber optic lines, equipment, rights-of-way or other access rights, between the Company (or any Restricted Subsidiary) and any other Person, provided that, in the case of this clause
(vi), such transaction complies with clause (a) in the immediately preceding paragraph.

  Change of Control Triggering Event. Within 30 days of the occurrence of both a Change of Control and a Rating Decline with respect to the Notes (a "Change of Control Triggering Event"), the Company will be required to make an Offer to Purchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes on the purchase date plus any accrued and unpaid interest (if any) to such purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

  A "Change of Control" means the occurrence of any of the following events:

    (A) if any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders are the "beneficial owners" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in the aggregate of a lesser percentage of the total voting power of the Voting Stock of the Company than such other person or group (for purposes of this clause (A), such person or group shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

    (B) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary or one or more Permitted Holders) shall have occurred; or

    (C) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election or appointment by such board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of the Company then in office; or

    (D) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

  In the event that the Company makes an Offer to Purchase the Notes, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

  The existence of the holders' right to require, subject to certain conditions, the Company to repurchase Notes upon a Change of Control Triggering Event may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control. If an Offer to Purchase is made, there can be no assurance that the Company will have sufficient funds to pay the Purchase Price for all Notes tendered by holders seeking to accept the Offer to Purchase. In addition, instruments governing other Debt of the Company may prohibit the Company from purchasing any Notes prior to their Stated Maturity, including pursuant to an Offer to Purchase, or require that such Debt be repurchased upon a Change of Control. In the event that an Offer to Purchase occurs at a time when the Company does not have sufficient available funds to pay the Purchase Price for all Notes tendered pursuant to such Offer to Purchase or a time when the Company is prohibited from purchasing the Notes (and the Company is unable either to obtain the consent of the holders of the relevant Debt or to repay such

Debt), an Event of Default would occur under the Indenture. In addition, one of the events that constitutes a Change of Control under the Indenture is a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the assets of the Company. The Indenture will be governed by New York law, and there is no established definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company were to engage in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make an Offer to Purchase.

  Except as described herein with respect to a Change of Control, the Indenture does not contain any other provisions that permit holders of Notes to require that the Company repurchase or redeem Notes in the event of a takeover, recapitalization or similar restructuring.

  Reports. Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were subject thereto, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file them. The Company shall also in any event (a) within 15 days of each Required Filing Date (i) transmit by mail to all holders, as their names and addresses appear in the Security Register, without cost to such holders, and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents (without exhibits) which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act or any successor provisions thereto if the Company were subject thereto and (b) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request, supply copies of such documents (without exhibits) to any prospective holder.

  Limitation on Designations of Unrestricted Subsidiaries. The Indenture will provide that the Company will not designate any Subsidiary of the Company (other than a newly created Subsidiary in which no Investment has previously been made) as an "Unrestricted Subsidiary" under the Indenture (a
"Designation") unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

    (b) immediately after giving effect to such Designation, the Company would be able to Incur $1.00 of Debt under paragraph (a) of "--Limitation on Consolidated Debt"; and

    (c) the Company would not be prohibited under the Indenture from making an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the "Designation Amount") equal to the portion (proportionate to the Company's equity interest in such Restricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary on such date.

  In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "--Limitation on Restricted Payments" for all purposes of the Indenture in the Designation Amount; provided, however, that, upon a Revocation of any such Designation of a Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to (i) the Company's "Investment" in such Subsidiary at the time of such Revocation less (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such Revocation. At the time of any Designation of any Subsidiary as an Unrestricted Subsidiary, such Subsidiary shall not own any Capital Stock of the Company or any Restricted Subsidiary. The Indenture will further provide that neither the Company nor any Restricted Subsidiary shall at any time (x) provide credit support for, or a Guarantee of, any Debt of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Debt); provided that the Company or a Restricted Subsidiary may pledge Capital Stock or Debt of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against the Company other than to obtain such pledged Capital Stock or Debt, (y) be directly or indirectly liable for any Debt of any

Unrestricted Subsidiary or (z) be directly or indirectly liable for any Debt which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except in the case of clause (x) or (y) to the extent permitted under "--Limitation on Restricted Payments" and "-- Transactions with Affiliates."

  Unless Designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated as a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (a) and (b) of the immediately following paragraph will not be satisfied immediately following such classification. Except as provided in the first sentence of this "--Limitation on Designations of Unrestricted Subsidiaries," no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary.

  The Indenture will further provide that a Designation may be revoked (a "Revocation") by a resolution of the board of directors of the Company delivered to the Trustee, provided that the Company will not make any Revocation unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

    (b) all Liens and Debt of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred at such time for all purposes of the Indenture.

  All Designations and Revocations must be evidenced by resolutions of the board of directors of the Company delivered to the Trustee (i) certifying compliance with the foregoing provisions and (ii) giving the effective date of such Designation or Revocation, such delivery to the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such Designation or Revocation is made (or, in the case of a Designation or Revocation made during the last fiscal quarter of the Company's fiscal year, within 90 days after the end of such fiscal year).

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

  The Company may not, in a single transaction or a series of related transactions, (i) consolidate with or merge into any other Person or Persons or permit any other Person to consolidate with or merge into the Company or
(ii) directly or indirectly, transfer, sell, lease, convey or otherwise dispose of all or substantially all its assets to any other Person or Persons unless: (a) in a transaction in which the Company is not the surviving Person or in which the Company transfers, sells, leases, conveys or otherwise disposes of all or substantially all of its assets to any other Person, the resulting surviving or transferee Person (the "successor entity") is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (b) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Default or Event of Default shall have occurred and be continuing; (c) immediately after giving effect to such transaction, the Consolidated Net Worth of the Company (or the successor entity to the Company) is equal to or greater than that of the Company immediately prior to the transaction; (d) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company (or the successor entity to the Company) or such Restricted Subsidiary at the time of the transaction, the Company (or the successor entity to the Company) could Incur at least $1.00 of additional Debt pursuant to the provisions of the Indenture described in paragraph (a) under "--Certain Covenants--Limitation on Consolidated Debt" above;

(e) if, as a result of any such transaction, Property of the Company or any Restricted Subsidiary would become subject to a Lien prohibited by the provisions of the Indenture described under "--Certain Covenants--Limitation on Liens" above, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant; (f) in the case of a transfer, sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company, such assets shall have been transferred as an entirety or virtually as an entirety to one Person and such Person shall have complied with all the provisions of this paragraph; and (g) certain other conditions are met.

  The successor entity shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from all its obligations under the Indenture.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Accreted Value" of any Debt issued at a price less than the principal amount at stated maturity, means, as of any date of determination, an amount equal to the sum of (a) the issue price of such Debt as determined in accordance with Section 1273 of the Code or any successor provisions plus (b) the aggregate of the portions of the original issue discount (the excess of the amounts considered as part of the "stated redemption price at maturity" of such Debt within the meaning of Section 1273(a)(2) of the Code or any successor provisions, whether denominated as principal or interest, over the issue price of such Debt) that shall theretofore have accrued pursuant to
Section 1272 of the Code (without regard to Section 1272(a)(7) of the Code) from the date of issue of such Debt to the date of determination, minus all amounts theretofore paid in respect of such Debt, which amounts are considered as part of the "stated redemption price at maturity" of such Debt within the meaning of Section 1273(a)(2) of the Code or any successor provisions (whether such amounts paid were denominated principal or interest).

  "Acquired Debt" means, with respect to any specified Person, (i) Debt of any other Person existing at the time such Person merges with or into or consolidates with or becomes a Subsidiary of such specified Person and (ii) Debt secured by a Lien encumbering any Property acquired by such specified Person, which Debt was not incurred in anticipation of, and was outstanding prior to, such merger, consolidation or acquisition.

  "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "--Certain Covenants--Transactions with Affiliates" and "--Limitation on Asset Dispositions" and the definition of "Telecommunications/IS Assets" only, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

  "Asset Disposition" means any transfer, conveyance, sale, lease, issuance or other disposition by the Company or any Restricted Subsidiary in one or more related transactions (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary of the Company, but excluding a disposition by a Restricted Subsidiary to the Company or a Restricted Subsidiary or by the Company to a Restricted Subsidiary) of
(i) shares of Capital Stock or other ownership interests of a Restricted Subsidiary (other than as permitted by clause (v), (vi), (vii) or (ix) of the covenant described under "--Certain Covenants--Limitation on Issuance and Sales of Capital Stock of Restricted Subsidiaries"), (ii) substantially all of the assets of the Company or any Restricted Subsidiary representing a division or line of business or (iii) other Property of the Company or any Restricted Subsidiary outside of the ordinary course of business (excluding any transfer, conveyance, sale, lease or other disposition of equipment that is obsolete or no longer used by or useful to the Company, provided that the Company has delivered to the Trustee an Officers' Certificate stating that such criteria are satisfied); provided in each case that the aggregate consideration for such transfer, conveyance, sale, lease or other disposition is equal to $5 million or more in any 12-month period. The following shall not be Asset Dispositions: (i) Permitted Telecommunications Capital Asset Dispositions that comply with clause (i) of the first paragraph under "--Certain Covenants--Limitation on Asset Dispositions", (ii) when used with respect to the Company, any Asset Disposition permitted pursuant to "--Mergers, Consolidations and Certain Sales of Assets" which constitutes a disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries taken as a whole, (iii) Receivables sales constituting Debt under Qualified Receivable Facilities permitted to be Incurred pursuant to "--Certain Covenants--Limitation on Consolidated Debt" and (iv) any disposition that constitutes a Permitted Investment or a Restricted Payment permitted by the covenant described under "--Certain Covenants--Limitation on Restricted Payments."

  "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (including any period for which such lease has been extended) as determined in accordance with generally accepted accounting principles, discounted from the last date of such remaining term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated. "Attributable Value" means, as to a Capital Lease Obligation, the principal amount thereof.

  "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amount under a lease of (or other Debt arrangements conveying the right to use) Property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles (a "Capital Lease"). The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

  "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person.

  "Cash Equivalents" means (i) Government Securities maturing, or subject to tender at the option of the holder thereof, within two years after the date of acquisition thereof, (ii) time deposits and certificates of deposit of any commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the law of any other country that is a member of the OECD having total assets in excess of $500 million (or its foreign currency equivalent at the time) with a maturity date not more than one year from the date of acquisition, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with (x) any bank meeting the qualifications specified in clause (ii) above or (y) any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York, (iv) direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing, or subject to tender at the option of the holder thereof, within 90 days after the date of acquisition thereof, provided that, at the time of acquisition, the long-term debt of such state, political subdivision or public instrumentality has a rating of A (or higher) from S&P or A-2 (or higher) from Moody's (or, if at any time neither S&P nor Moody's shall be rating such obligations, then an equivalent rating from such other nationally recognized rating service acceptable to the Trustee), (v) commercial paper issued by the parent corporation of any commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the laws of any other country that is a member of the OECD having total assets in excess of $500 million (or its foreign currency equivalent at the time), and commercial paper issued by others having one of the two highest ratings obtainable from either S&P or Moody's (or, if at any time neither S&P nor Moody's shall be rating such obligations, then from such other nationally recognized rating service acceptable to the Trustee) and in each case maturing within one year after the date of acquisition, (vi) overnight bank deposits and bankers' acceptances at any commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the laws of any other country that is a member of the OECD having total assets in excess of $500 million (or its foreign currency equivalent at the time), (vii) deposits available for withdrawal on demand with a commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the laws of any other country that is a member of the OECD having total assets in excess of $500 million (or its foreign currency equivalent at the time) and (viii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) through (vii).

  "Change of Control" has the meaning set forth under "--Certain Covenants-- Change of Control Triggering Event" above.

  "Change of Control Triggering Event" has the meaning set forth under "-- Certain Covenants--Change of Control Triggering Event" above.

  "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

  "Consolidated Capital Ratio" means as of the date of determination the ratio of (i) the aggregate amount of Debt of the Company and its Restricted Subsidiaries on a consolidated basis as at the date of determination to (ii) the sum of (a) $2.024 billion, (b) the aggregate net proceeds to the Company from the issuance or sale of any Capital Stock (including Preferred Stock) of the Company other than Disqualified Stock subsequent to the Issue Date, (c) the aggregate net proceeds from the issuance or sale of Debt of the Company or any Restricted Subsidiary subsequent to the Issue Date convertible or exchangeable into Capital Stock of the Company other than Disqualified Stock, in each case upon conversion or exchange thereof into Capital Stock of the Company subsequent to the Issue Date and (d) the after-tax gain on the sale, subsequent to the Issue Date, of Special Assets to the extent such Special Assets have been sold for cash, Cash Equivalents, Telecommunications/IS Assets or the assumption of Debt of the Company or any Restricted Subsidiary (other than Debt that is subordinated to the Notes or any applicable Restricted Subsidiary Guarantee) and release of the Company and all Restricted Subsidiaries from all liability on the Debt assumed; provided, however, that, for purposes of calculation of the Consolidated Capital Ratio, the net proceeds from the issuance or sale of Capital Stock or Debt described in clause (b) or (c) above shall not be included to the extent (x) such proceeds have been utilized to make a Permitted Investment under clause (i) of the definition thereof or a Restricted Payment or (y) such Capital Stock or Debt shall have been issued or sold to the Company, a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees.

  "Consolidated Cash Flow Available for Fixed Charges" for any period means the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period increased by the sum of, to the extent reducing

Consolidated Net Income for such period, (i) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such period, plus (ii) Consolidated Income Tax Expense of the Company and its Restricted Subsidiaries for such period, plus (iii) consolidated depreciation and amortization expense and any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period); provided, however, that there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges (if positive) of any Restricted Subsidiary (calculated separately for such Restricted Subsidiary in the same manner as provided above for the Company) that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary to the extent of such restrictions.

  "Consolidated Income Tax Expense" for any period means the aggregate amounts of the provisions for income taxes of the Company and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

  "Consolidated Interest Expense" for any period means the interest expense included in a consolidated income statement (excluding interest income) of the Company and its Restricted Subsidiaries for such period in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts and issuance costs, including commitment fees;
(ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iii) net costs with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements (including fees); (iv) Preferred Stock Dividends (other than dividends paid in shares of Preferred Stock that is not Disqualified Stock) declared and paid or payable; (v) accrued Disqualified Stock Dividends, whether or not declared or paid; (vi) interest on Debt guaranteed by the Company and its Restricted Subsidiaries; (vii) the portion of any Capital Lease Obligation or Sale and Leaseback Transaction paid during such period that is allocable to interest expense; (viii) interest Incurred in connection with investments in discontinued operations; and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or a Restricted Subsidiary) in connection with Debt Incurred by such plan or trust.

  "Consolidated Net Income" for any period means the net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) for purposes of the covenant described under "--Certain Covenants--Limitation on Restricted Payments" only, the net income (or loss) of any Person acquired by the Company or a Restricted Subsidiary in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Restricted Subsidiary except to the extent of the amount of dividends or other distributions actually paid to the Company or a Restricted Subsidiary by such Person during such period (except, for purposes of the covenant described under "--Certain Covenants--Limitation on Restricted Payments" only, to the extent such dividends or distributions have been subtracted from the calculation of the amount of Investments to support the actual making of Investments), (c) gains or losses realized upon the sale or other disposition of any Property of the Company or its Restricted Subsidiaries that is not sold or disposed of in the ordinary course of business (it being understood that Permitted Telecommunications Capital Asset Dispositions shall be considered to be in the ordinary course of business),
(d) gains or losses realized upon the sale or other disposition of any Special Assets, (e) all extraordinary gains and extraordinary losses, determined in accordance with generally accepted accounting principles, (f) the cumulative effect of changes in accounting principles, (g) non-cash gains or losses resulting from fluctuations in currency exchange rates, (h) any non-cash expense related to the issuance to employees or directors of the Company or any Restricted Subsidiary of (1) options to purchase Capital Stock of the Company or such Restricted Subsidiary or (2) other compensatory rights; provided, in either case, that such options or rights, by their terms can be redeemed at the option of the holder of such option or right only for Capital Stock, and (i) with respect to a Restricted Subsidiary that is not a Wholly Owned Subsidiary any aggregate net income (or loss) in excess of the Company's or any Restricted Subsidiary's pro rata share of the net income (or loss) of such Restricted Subsidiary that is not a Wholly Owned Subsidiary; provided further that there shall further be excluded therefrom the net income (but not net loss) of any Restricted Subsidiary that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Restricted Subsidiary to the extent of such restriction.

  "Consolidated Net Worth" of any Person means the stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Disqualified Stock of such Person.

  "Consolidated Tangible Assets" of any Person means the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of such Person and its Subsidiaries after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet.

  "Credit Facilities" means one or more credit agreements, loan agreements or similar facilities, secured or unsecured, providing for revolving credit loans, term loans and/or letters of credit, including any Qualified Receivable Facility, entered into from time to time by the Company and its Restricted Subsidiaries, and including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified, restated or replaced from time to time.

  "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of Property, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of Property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business),
(v) every Capital Lease Obligation of such Person and all Attributable Value in respect of Sale and Leaseback Transactions entered into by such Person,
(vi) all obligations to redeem or repurchase Disqualified Stock issued by such Person, (vii) the liquidation preference of any Preferred Stock (other than Disqualified Stock, which is covered by the preceding clause (vi)) issued by any Restricted Subsidiary of such Person, (viii) every obligation under Interest Rate or Currency Protection Agreements of such Person and (ix) every obligation of the type referred to in clauses (i) through (viii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed. The "amount" or "principal amount" of Debt at any time of determination as used herein represented by (a) any Debt issued at a price that is less than the principal amount at maturity thereof, shall be, except as otherwise set forth herein, the Accreted Value of such Debt at such time or (b) in the case of any Receivables sale constituting Debt, the amount of the unrecovered purchase price paid (that is, the amount paid for Receivables that has not been actually recovered from the collection of such Receivables) by the purchaser (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) thereof. The amount of Debt represented by an obligation under an Interest Rate or Currency Protection Agreement shall be equal to (x) zero if such obligation has been Incurred pursuant to clause
(x) of paragraph (b) of the covenant described under "--Certain Covenants-- Limitation on Consolidated Debt" or (y) the notional amount of such obligation if not Incurred pursuant to such clause.

  "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

  "Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Notes; provided, however, that any Preferred Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Preferred Stock upon the occurrence of a change of control occurring prior to the final Stated Maturity of the Notes shall not constitute Disqualified Stock if the change of control provisions applicable to such Preferred Stock are no more favorable to the holders of such Preferred Stock than the provisions applicable to the Notes contained in the covenant described under "--Certain Covenants--Change of Control Triggering Event" and such Preferred Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the covenant described under "--Certain Covenants-- Change of Control Triggering Event."

  "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) applicable to the Company for the period during which such dividends were paid.

  "Eligible Receivables" means, at any time, Receivables of the Company and its Restricted Subsidiaries, as evidenced on the most recent quarterly consolidated balance sheet of the Company as at a date at least 45 days prior to such time, arising in the ordinary course of business of the Company or any Restricted Subsidiary.

  "Event of Default" has the meaning set forth under "--Events of Default" below.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended (or any successor act), and the rules and regulations thereunder (or respective successors thereto).

  "Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the Indenture, Fair Market Value shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors of the Company delivered to the Trustee.

  "Government Securities" means direct obligations of, or obligations fully and unconditionally guaranteed or insured by, the United States of America or any agency or instrumentality thereof for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which are not callable or redeemable at the issuer's option (unless, for purposes of the definition of "Cash Equivalents" only, the obligations are redeemable or callable at a price less than the purchase price paid by the Company or the applicable Restricted Subsidiary, together with all accrued and unpaid interest (if any) on such Government Securities).

  "Guarantee" by any Person means any obligation, direct or indirect, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, including any such obligations arising by virtue of partnership arrangements or by agreements to keep-well, (ii) to purchase Property or services or to take-or-pay for the purpose of assuring the holder of such Debt of the payment of such Debt, (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt or (iv) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof, in whole or in part (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

  "Guarantor" means a Restricted Subsidiary of the Company that has executed a Restricted Subsidiary Guarantee.

  "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation including the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt and that neither the accrual of interest nor the accretion of original issue discount shall be deemed an Incurrence of Debt. Debt otherwise incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to have been Incurred at the time at which it becomes a Subsidiary.

  "Interest Rate or Currency Protection Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

  "Invested Capital" means the sum of (a) $500 million, (b) the aggregate net proceeds received by the Company from the issuance or sale of any Capital Stock, including Preferred Stock, of the Company but excluding Disqualified Stock, subsequent to the Issue Date, and (c) the aggregate net proceeds from the issuance or sale of Debt of the Company or any Restricted Subsidiary subsequent to the Issue Date convertible or exchangeable into Capital Stock of the Company other than Disqualified Stock, in each case upon conversion or exchange thereof into Capital Stock of the Company subsequent to the Issue Date; provided, however, that the net proceeds from the issuance or sale of Capital Stock or Debt described in clause (b) or (c) shall be excluded from any computation of Invested Capital to the extent (i) utilized to make a Restricted Payment or (ii) such Capital Stock or Debt shall have been issued or sold to the Company, a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees.

  "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, purchase, redemption, retirement or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, or Incurrence of, or payment on, a Guarantee of any obligation of, any other Person; provided that Investments shall exclude commercially reasonable extensions of trade credit. The amount, as of any date of determination, of any Investment shall be the original cost of such Investment, plus the cost of all additions, as of such date, thereto and minus the amount, as of such date, of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be (except to the extent such repaid amount has been included in Consolidated Net Income to support the actual making of Restricted Payments), but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such transfer.

  "Issue Date" means the date on which the Notes are initially issued.

  "Issue Date Rating" means the respective ratings assigned to the Notes by the Rating Agencies on the Issue Date.

  "Joint Venture" means a Person in which the Company or a Restricted Subsidiary holds not more than 50% of the shares of Voting Stock.

  "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing and any Sale and Leaseback Transaction). For purposes of this definition the sale, lease, conveyance or other transfer by the Company or any of its Subsidiaries of, including the grant of indefeasible rights of use or equivalent arrangements with respect to, dark or lit communications fiber capacity or communications conduit shall not constitute a Lien.

  "Moody's" means Moody's Investors Service, Inc. or, if Moody's Investors Service, Inc. shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if Moody's Investors Service, Inc. ceases rating debt securities having a maturity at original issuance of at least one year and its ratings business with respect thereto shall not have been transferred to any successor Person, then "Moody's" shall mean any other national recognized rating agency (other than S&P) that rates debt securities having a maturity at original issuance of at least one year and that shall have been designated by the Trustee by a written notice given to the Company.

  "Net Available Proceeds" from any Asset Disposition by any Person means cash or cash equivalents received (including amounts received by way of sale or discounting of any note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Debt or other obligations relating to such Property) therefrom by such Person, net of (i) all legal, title and recording taxes, expenses and commissions and other fees and expenses (including appraisals, brokerage commissions and investment banking fees) Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such Property in accordance with the terms of any Lien upon or with respect to such Property or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or Joint Ventures of such Person as a result of such Asset Disposition and (iv) appropriate amounts to be provided by such Person or any Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such Property and retained by such Person or any Subsidiary thereof, as the case may be, after such Asset Disposition, including liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the board of directors of such Person, in its reasonable good faith judgment evidenced by a resolution of the board of directors filed with the Trustee; provided, however, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be, for all purposes of the Indenture and the Notes, treated as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction; provided further, however, that, in the event that any consideration for a transaction (which would otherwise constitute Net Available Proceeds) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, at such time as such portion of the consideration is released to such Person or its Restricted Subsidiary from escrow, such portion shall be treated for all purposes of the Indenture and the Notes as a new Asset Disposition at the time of such release from escrow with Net Available Proceeds equal to the amount of such portion of consideration released from escrow.

  "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first-class mail, postage prepaid, to each holder of Notes at its address appearing in the Note Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the

Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

    a. the Section of the Indenture pursuant to which the Offer to Purchase is being made;

    b. the Expiration Date and the Purchase Date;

    c. the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

    d. the purchase price to be paid by the Company for $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

    e. that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

    f. the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

    g. that any Notes not tendered or tendered but not purchased by the Company will continue to accrue interest;

    h. that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon, if any, shall cease to accrue on and after the Purchase Date;

    i. that each holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

    j. that holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or the Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

    k. that (i) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (ii) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

    l. that in the case of any holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

  Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase.

  "Officers' Certificate" means a certificate signed by the Chairman of the board of directors of the Company, a Vice Chairman of the board of directors of the Company, the President or a Vice President, and by the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, an Assistant Treasurer, the Controller, the Secretary or an Assistant Secretary of the Company and delivered to the Trustee, which shall comply with the Indenture.

  "Opinion of Counsel" means an opinion of counsel acceptable to the Trustee (who may be counsel to the Company, including an employee of the Company).

  "OECD" shall mean the Organization for Economic Cooperation and Development.

  "Permitted Holders" means the members of the Company's Board of Directors on the Issue Date and their respective estates, spouses, ancestors, and lineal descendants, the legal representatives of any of the foregoing and the trustees of any bona fide trusts of which the foregoing are the sole beneficiaries or the grantors, or any Person of which the foregoing "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) at least 66 2/3% of the total voting power of the Voting Stock of such Person.

  "Permitted Interest Rate or Currency Protection Agreement" of any Person means any Interest Rate or Currency Protection Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and not for purposes of speculation and which, in the case of an interest rate agreement, shall have a notional amount no greater than the principal amount at maturity due with respect to the Debt being hedged thereby.

  "Permitted Investments" means (a) Cash Equivalents; (b) investments in prepaid expenses; (c) negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (d) loans, advances or extensions of credit to employees and directors made in the ordinary course of business and consistent with past practice; (e) obligations under Permitted Interest Rate or Currency Protection Agreements; (f) bonds, notes, debentures and other securities received as a result of Asset Dispositions pursuant to and in compliance with "--Certain Covenants-- Limitation on Asset Dispositions"; (g) Investments in any Person as a result of which such Person becomes a Restricted Subsidiary; (h) Investments made prior to the Issue Date; (i) Investments made after the Issue Date in Persons engaged in the Telecommunications/IS Business in an aggregate amount not to exceed Invested Capital; and (j) additional Investments in an aggregate amount not to exceed $200 million.

  "Permitted Liens" means (a) Liens for taxes, assessments, governmental charges, levies or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with generally accepted accounting principles shall have been made therefor; (b) other Liens incidental to the conduct of the Company's and its Restricted Subsidiaries' businesses or the ownership of its Property not securing any Debt, and which do not in the aggregate materially detract from the value of the Company's and its Restricted Subsidiaries' Property when taken as a whole, or materially impair the use thereof in the operation of its business; (c) Liens, pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of statutory obligations; (d) Liens, pledges or deposits made to secure the performance of tenders, bids, leases, public or statutory obligations, sureties, stays, appeals, indemnities, performance or other similar bonds and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate materially impair the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole); (e) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of the Company or its Restricted Subsidiaries; and (f) any interest or title of a lessor in the Property subject to any lease other than a Capital Lease.

  "Permitted Telecommunications Capital Asset Disposition" means the transfer, conveyance, sale, lease or other disposition of optical fiber and/or conduit and any related equipment used in a Segment (as defined) of the Company's communications network that (i) constitute capital assets in accordance with generally accepted accounting principles and (ii) after giving effect to such disposition, would result in the Company retaining at least either (A) 24 optical fibers per route mile on such Segment as deployed at the time of such disposition or (B) 12 optical fibers and one empty conduit per route mile on such Segment as deployed as such time. "Segment" means (x) with respect to the Company's intercity network, the through-portion of such network between two local networks (i.e., Omaha to Denver) and (y) with respect to a local network of the Company (i.e., Dallas), the entire through-portion of such network, excluding the spurs which branch off the through-portion.

  "Person" means any individual, corporation, company, partnership, joint venture, limited liability company, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

  "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

  "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0 and determined in accordance with generally accepted accounting principles) applicable to the issuer of such Preferred Stock for the period during which such dividends were paid.

  "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

  "Proportionate Interest" in any issuance of Capital Stock of a Restricted Subsidiary means a ratio (i) the numerator of which is the aggregate amount of Capital Stock of such Restricted Subsidiary beneficially owned by the Company and the Restricted Subsidiaries and (ii) the denominator of which is the aggregate amount of Capital Stock of such Restricted Subsidiary beneficially owned by all Persons (excluding, in the case of this clause (ii), any Investment made in connection with such issuance).

  "Purchase Money Debt" means Debt (including Acquired Debt and Capital Lease Obligations, mortgage financings and purchase money obligations) incurred for the purpose of financing all or any part of the cost of construction, installation, acquisition, lease, development or improvement by the Company or any Restricted Subsidiary of any Telecommunications/IS Assets of the Company or any Restricted Subsidiary and including

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any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time.

  "Qualified Receivable Facility" means Debt of the Company or any Subsidiary Incurred from time to time pursuant to either (x) credit facilities secured by Receivables or (y) Receivables purchase facilities, and including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time.

  "Rating Agencies" mean Moody's and S&P.

  "Rating Date" means the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.

  "Rating Decline" shall be deemed to have occurred if, no later than 90 days after the Rating Date (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies), either of the Rating Agencies assigns or reaffirms a rating to the Notes that is lower than the applicable Issue Date Rating (or the equivalent thereof). If, prior to the Rating Date, either of the ratings assigned to the Notes by the Rating Agencies is lower than the applicable Issue Date Rating, then a Rating Decline will be deemed to have occurred if such rating is not changed by the 90th day following the Rating Date. A downgrade within rating categories, as well as between rating categories, will be considered a Rating Decline.

  "Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money and proceeds and products thereof in each case generated in the ordinary course of business.

  "Restricted Subsidiary" means (a) a Subsidiary of the Company or of a Restricted Subsidiary that has not been designated or classified as an Unrestricted Subsidiary pursuant to and in compliance with "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries" and (b) an Unrestricted Subsidiary that is redesignated as a Restricted Subsidiary pursuant to such covenant.

  "Restricted Subsidiary Guarantee" means a supplemental indenture to the Indenture in form satisfactory to the Trustee, providing for an unconditional Guarantee of payment in full of the principal of, premium, if any, and interest on the Notes. Any such Restricted Subsidiary Guarantee shall not be subordinate to any Debt of the Restricted Subsidiary providing the Restricted Subsidiary Guarantee.

  "S&P" means Standard & Poor's Ratings Service or, if Standard & Poor's Ratings Service shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if Standard & Poor's Rating Service ceases rating debt securities having a maturity at original issuance of at least one year and its ratings business with respect thereto shall not have been transferred to any successor Person, then "S&P" shall mean any other national recognized rating agency (other than Moody's) that rates debt securities having a maturity at original issuance of at least one year and that shall have been designated by the Trustee by a written notice given to the Company.

  "Sale and Leaseback Transaction" of any Person means any direct or indirect arrangement pursuant to which any Property is sold or transferred by such Person or a Restricted Subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

  "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

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  "Special Assets" means (a) the Capital Stock or assets of Cable Michigan,
Inc., RCN Corporation, Commonwealth Telephone Enterprises, Inc., KCP, Inc. and California Private Transportation Company, L.P. (and any intermediate holding companies or other entities formed solely for the purpose of owning such Capital Stock or assets) owned, directly or indirectly, by the Company or any Restricted Subsidiary on the Issue Date, and (b) any Property, other than cash, Cash Equivalents and Telecommunications/IS Assets, received as consideration for the disposition after the Issue Date of Special Assets (as contemplated by the first proviso under "--Certain Covenants--Limitation on Asset Dispositions").

  "Stated Maturity" when used with respect to a Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such Note at the option of the holder thereof upon the happening of any contingency beyond the control of the Company unless such contingency has occurred).

  "Subordinated Debt" means Debt of the Company (a) that is not secured by any Lien on or with respect to any Property now owned or acquired after the Issue Date and (b) as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full in cash of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due (including by acceleration or for additional amounts) in respect of, or repurchases, redemptions or other retirements of, such Debt (collectively, "payments of such Debt") may be permitted for so long as any default (after giving effect to any applicable grace periods) in the payment of principal (or premium, if any) or interest on the Notes exists, including as a result of acceleration; (ii) in the event that any other Default exists with respect to the Notes, upon notice by holders of 25% or more in aggregate principal amount of the Notes to the Trustee, the Trustee shall have the right to give notice to the Company and the holders of such Debt (or trustees or agents therefor) of a payment blockage, and thereafter no payments of such Debt may be made for a period of 179 days from the date of such notice, provided that not more than one such payment blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to the Notes during such period; (iii) if payment of such Debt is accelerated when any Notes are outstanding, no payments of such Debt may be made until three Business Days after the Trustee receives notice of such acceleration and, thereafter, such payments may only be made to the extent the terms of such Debt permit payment at that time; and (iv) such Debt may not (x) provide for payments of principal of such Debt at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the final Stated Maturity of the Notes or (y) permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such other Debt at the option of the holder thereof prior to the final Stated Maturity of the Notes, other than, in the case of clause (x) or (y), any such payment, redemption or other retirement (including pursuant to an offer to purchase made by the Company) which is conditioned upon (A) a change of control of the Company pursuant to provisions substantially similar to those described under "--Certain Covenants--Change of Control Triggering Event" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to the Company's repurchase of the Notes required to be repurchased by the Company pursuant to the provisions described under "--Certain Covenants--Change of Control Triggering Event") or
(B) a sale or other disposition of assets pursuant to provisions substantially similar to those described under "--Certain Covenants--Limitation on Asset Dispositions" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to the Company's repurchase of the Notes required to be repurchased by the Company pursuant to the provision described under "--Certain Covenants--Limitation on Asset Dispositions").

  "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person

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

(other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

  "Telecommunications/IS Assets" means (a) any Property (other than cash, cash equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in the Telecommunications/IS Business; (b) for purposes of the covenants described under "--Certain Covenants--Limitation on Consolidated Debt" and "--Limitation on Liens" only, Capital Stock of any Person; or (c) for all other purposes of the Indenture, Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than an Affiliate of the Company; provided, however, that, in the case of clause (b) or (c), such Person is primarily engaged in the Telecommunications/IS Business.

  "Telecommunications/IS Business" means the business of (i) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased transmission facilities, (ii) constructing, creating, developing or marketing communications networks, related network transmission equipment, software and other devices for use in a communications business,
(iii) computer outsourcing, data center management, computer systems integration, reengineering of computer software for any purpose (including, without limitation, for the purposes of porting computer software from one operating environment or computer platform to another or to address issues commonly referred to as "Year 2000 issues") or (iv) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in (i), (ii) or (iii) above; provided that the determination of what constitutes a Telecommunications/IS Business shall be made in good faith by the board of directors of the Company.

  "Unrestricted Subsidiary" means (a) 91 Holding Corp. (the subsidiary that holds indirectly the Company's interests in the SR91 tollroad); (b) any Subsidiary of an Unrestricted Subsidiary; and (c) any Subsidiary of the Company designated as such pursuant to and in compliance with "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries" and not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto.

  "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Voting Stock or other ownership interests (other than directors' qualifying shares) of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "--Certain Covenants-- Change of Control Triggering Event" when due and payable; (d) failure to perform or comply with the provisions described under "--Mergers, Consolidations and Certain Sales of Assets" and "--Certain Covenants-- Limitation on Asset Dispositions"; (e) failure to perform any other covenant or agreement of the Company under the Indenture or the Notes continued for 60 days after written notice to the Company by the Trustee or holders of at least 25% in aggregate principal amount of the outstanding Notes; (f) default under the terms of any instrument evidencing or securing Debt of the Company or any Restricted Subsidiary having an outstanding principal amount of $25 million or its foreign currency equivalent at the time individually or in the aggregate which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due (after expiration of any applicable

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grace period); (g) the rendering of a judgment or judgments against the
Company or any Restricted Subsidiary in an aggregate amount in excess of $25 million or its foreign currency equivalent at the time and shall not be waived, satisfied or discharged for any period of 45 consecutive days during which a stay of enforcement shall not be in effect; (h) any Restricted Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or any Guarantor denies or disaffirms its obligations under its Restricted Subsidiary Guarantee; and
(i) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  If any Event of Default (other than an Event of Default described in clause
(i) above with respect to the Company) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (i) above occurs with respect to the Company, the outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder. For information as to waiver of defaults, see "--Amendment, Supplement and Waiver."

  No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

  The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event which with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also will be required to deliver to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

AMENDMENT, SUPPLEMENT AND WAIVER

  The Company and the Trustee may, at any time and from time to time, without notice to or consent of any holders of Notes, enter into one or more indentures supplemental to the Indenture (1) to evidence the succession of another Person to the Company and the assumption by such successor of the covenants of the Company in the Indenture and the Notes; (2) to add to the covenants of the Company, for the benefit of the holders, or to surrender any right or power conferred upon the Company by the Indenture; (3) to add any additional Events of Defaults; (4) to provide for uncertificated Notes in addition to or in place of certificated Notes; (5) to evidence and provide for the acceptance of appointment under the Indenture of a successor Trustee; (6) to secure the Notes; (7) to comply with the Trust Indenture Act or the Securities Act (including Regulation S promulgated thereunder); (8) to add additional Guarantees with respect to the Notes or to release Guarantors from Restricted Subsidiary Guarantees as provided by the terms of the Indenture; or
(9) to cure any ambiguity in the Indenture, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provision with respect to matters or questions arising under the Indenture; provided such actions shall not adversely affect the interests of the holders in any material respect.

  With the consent of the holders of not less than a majority in principal amount of the outstanding Notes, the Company and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the holders, provided that no such supplemental indenture shall, without the consent of the holder of each outstanding Note (1) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the interest thereon that would be due and payable upon the Stated Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof; (2) reduce the percentage in principal amount of the outstanding Notes, the consent of whose holders is necessary for any such supplemental Indenture or required for any waiver of compliance with certain provisions of the Indenture or certain Defaults thereunder; (3) subordinate in right of payment, or otherwise subordinate, the Notes to any other Debt; (4) except as otherwise required by the Indenture, release any security interest that may have been granted in favor of the holders of the Notes; (5) reduce the premium payable upon the redemption of any Note nor change the time at which any Note may be redeemed, as described under "--Optional Redemption"; (6) reduce the premium payable upon a Change of Control Triggering Event or, at any time after a Change of Control Triggering Event has occurred, change the time at which the Offer to Purchase relating thereto must be made or at which the Notes must be repurchased pursuant to such Offer to Purchase; (7) at any time after the Company is obligated to make an Offer to Purchase with the Net Available Proceeds from Asset Dispositions, change the time at which such Offer to Purchase must be made or at which the Notes must be repurchased pursuant thereto; (8) make any change in any Restricted Subsidiary Guarantee that would adversely affect the holders of the Notes; or (9) modify any provision of this paragraph (except to increase any percentage set forth herein).

  The holders of not less than a majority in principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past Default under the Indenture and its consequences, except Default (1) in the payment of the principal of (or premium, if any) or interest on any Note, or (2) in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the holder of each outstanding Note affected.

SATISFACTION AND DISCHARGE OF THE INDENTURE, DEFEASANCE

  The Company may terminate its obligations under the Indenture when (i) either (A) all outstanding Notes have been delivered to the Trustee for cancellation or (B) all such Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has irrevocably deposited or caused to deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (or premium, if any, on), and interest on, the Notes; (ii) the Company has paid or caused to be paid all other sums payable by the Company under the Indenture; and (iii) the Company has delivered an Officers' Certificate and an Opinion of Counsel relating to compliance with the conditions set forth in the Indenture.

  The Company, at its election, shall (a) be deemed to have paid and discharged its debt on the Notes and the Indenture shall cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer, substitution and exchange of Notes and the Company's right of optional redemption, (ii) rights of holders to receive payment of principal of, premium, if any, and interest on such Notes (but not the Purchase Price referred to under "--Certain Covenants--Change of Control Triggering Event" or under "--Limitation on Asset Dispositions") and any rights of the holders with respect to such amount, (iii) the rights, obligations and immunities of the Trustee under the Indenture and (iv) certain other specified provisions in the Indenture) or

(b) cease to be under any obligation to comply with certain restrictive covenants, including those described under "--Certain Covenants," and terminate the operation of certain Events of Default, after the irrevocable deposit by the Company with the Trustee, in trust for the benefit of the holders of Notes, at any time prior to the maturity of the Notes, of (A) money in an amount, (B) Government Securities which through the payment of interest and principal will provide, not later than one day before the due date of payment in respect of the Notes, money in an amount, or (C) a combination thereof, sufficient to pay and discharge the principal of (premium, if any, on), and interest on, the Notes then outstanding on the dates on which any such payments are due in accordance with the terms of the Indenture and of the Notes. Such defeasance or covenant defeasance shall be deemed to occur only if certain conditions are satisfied, including among other things, delivery by the Company to the Trustee of an Opinion of Counsel acceptable to the Trustee to the effect that (i) such deposit, defeasance and discharge will not be deemed, or result in, a taxable event for federal income tax purposes with respect to the holders; and (ii) the Company's deposit will not result in the trust relating thereto or the Trustee being subject to regulation under the Investment Company Act of 1940.

GOVERNING LAW

  The Indenture and the Notes are governed by the laws of the State of New York, without reference to principles of conflicts of law.

THE TRUSTEE

  IBJ Schroder Bank & Trust Company is the Trustee under the Indenture. The address of the Trustee is One State Street, New York, New York 10004.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation, solely by reason of its status as director, officer, employee, incorporator or stockholder of the Company. By accepting a Note each holder waives and releases all such liability (but only such liability). The waiver and release are part of the consideration for issuance of the Notes. Nevertheless, such waiver may not be effective to waive liabilities under the federal securities laws and it has been the view of the Commission that such a waiver is against public policy.

TRANSFER AND EXCHANGE

  A holder may transfer or exchange Notes in accordance with the Indenture. The Company, the Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture.

                              REGISTRATION RIGHTS

  The Company has agreed pursuant to the Registration Agreement that the Company will, at its cost, (a) not later than 90 days after the Original Notes Closing Date, file a registration statement (the "Exchange Offer Registration Statement") with the Commission with respect to the Exchange Offer, (b) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act not later than 150 days after the Original Notes Closing Date and (c) upon the effectiveness of the Exchange Offer Registration Statement, offer the New Notes in exchange for surrender of the Original Notes. The Company has agreed to keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Notes. The New Notes are being offered hereunder to satisfy these obligations of the Company under the Registration Agreement. For each Original Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Original Note will receive a

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New Note having a principal amount equal to that of the surrendered Original
Note. Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Original Note surrendered in exchange thereof or, if no interest has been paid on such Original Note, from the date of its original issue. Based upon interpretations by the Staff of the Commission issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired Original Notes directly from the Company or (iii) a broker-dealer who acquired Original Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the date of this Prospectus and ending on the close of business on the day that is 180 days following the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  A holder of Original Notes (other than certain specified holders) who wishes to exchange such Original Notes for New Notes in the Exchange Offer will be required to represent that any New Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes and that it is not an "affiliate" of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

  In the event that (i) applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) for any other reason the Exchange Offer Registration Statement is not declared effective within 150 days after the Original Notes Closing Date or the Exchange Offer is not consummated within 180 days after the Closing Date,
(iii) the Initial Purchasers so request with respect to Notes not eligible to be exchanged for New Notes in the Exchange Offer or (iv) any holder of Original Notes (other than an Initial Purchaser) is not eligible to participate in the Exchange Offer or does not receive freely tradeable New Notes in the Exchange Offer other than by reason of such holder being an affiliate of the Company (it being understood that the requirement that a broker-dealer receiving New Notes in the Exchange Offer deliver the prospectus contained in the Exchange Offer Registration Statement in connection with sales of New Notes shall not result in such New Notes being not "freely tradeable"), the Company will, at its cost, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the Original Notes or the New Notes, as the case may be, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and
(c) use its best efforts to keep the Shelf Registration Statement effective until two years after its effective date. The Company will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Original Notes or the New Notes, as the case may be. A holder selling such Original Notes or New Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement which are applicable to such holder (including certain indemnification obligations).

  If (a) on or prior to the 90th day following the Original Notes Closing Date, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission, (b) on or prior to the 150th day following the Original Notes Closing Date, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been declared effective, (c) on or prior to the 180th day following the Original Notes Closing Date, neither the Exchange Offer has been consummated nor the Shelf Registration Statement has been declared effective, or (d) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Original Notes or New Notes in accordance with and during the periods specified in the Registration Agreement (each such event referred to in clauses (a) through (d), a "Registration Default"), interest ("Special Interest") will accrue on the principal amount of the Original Notes and the New Notes (in addition to the stated interest on the Original Notes and the New Notes) from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Special Interest will accrue at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of such Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such rate exceed 1.00% per annum. If the Exchange Offer is consummated on the terms and within the period contemplated by this Prospectus, no Special Interest will be payable. The New Notes will not contain any provisions regarding the payment of Special Interest.

  The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following general discussion summarizes the material U.S. Federal income tax consequences to a U.S. Holder of the exchange of the Original Notes and disposition of the New Notes. This discussion only deals with persons that hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and that purchased the Original Notes for cash at original issue. This discussion does not address the U.S. Federal income tax consequences that may be relevant to persons subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities or foreign currency, financial institutions, trusts, insurance companies, tax-exempt organizations, persons that hold Notes as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

  This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. Federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth herein.

  THIS DISCUSSION DOES NOT DISCUSS ALL OF THE FEDERAL INCOME TAX
CONSIDERATIONS THAT MAY BE RELEVANT TO A HOLDER OF NOTES. PROSPECTIVE PARTICIPANTS IN THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION TO THEIR PARTICULAR SITUATIONS OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. HOLDERS

  The following discussion is limited to persons who are U.S. Holders. For purposes of this discussion, "U.S. Holder" means (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate or trust the income of which is subject to U.S. Federal income tax regardless of its source or (iv) a person whose worldwide income or gain is otherwise subject to U.S. Federal income tax.

  Stated Interest. Stated interest on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder's regular method of tax accounting.

  Sale or Exchange of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the amount realized on such disposition (other than amounts attributable to accrued and unpaid interest) and (ii) such U.S. Holder's adjusted tax basis in the Note.

  Any gain or loss recognized on the sale or exchange of a Note generally will constitute long-term capital gain or loss if the underlying Note has been held by a U.S. Holder for more than 12 months as of the date of such disposition (the "Disposition Date"). For noncorporate U.S. Holders, long-term capital gain generally will be subject to U.S. Federal income tax at a maximum rate of 28% if the Original Notes and the New Notes have been held for more than 12 months but not more than 18 months as of the Disposition Date. If the Original Notes and the New Notes have been held for more than 18 months as of the Disposition Date, however, any long-term capital gain recognized by a noncorporate U.S. Holder generally will be subject to U.S. Federal income tax at a maximum rate of 20%.

  Notwithstanding the foregoing, any amounts realized in connection with any sale or exchange with respect to accrued interest not previously included in income will be treated as ordinary interest income.

  Exchange Offer. The Company will be required to pay additional cash interest on the Notes if it fails to comply with certain of its obligations under the Registration Agreement. Such additional interest should be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with each such holder's regular method of tax accounting. It is possible, however, that the IRS might take a different position, in which case U.S. Holders might be required to include such additional interest in income as it accrues or becomes fixed (regardless of their regular method of tax accounting).

  The exchange of Original Notes for New Notes pursuant to the Exchange Offer will not constitute a taxable event for U.S. Federal income tax purposes. As a result, (i) a U.S. Holder of Notes will not recognize taxable gain or loss as a result of the exchange of Original Notes for New Notes pursuant to the Exchange Offer, (ii) the holding period of the New Notes will include the holding period of the Original Notes surrendered in exchange therefor and
(iii) a U.S. Holder's adjusted tax basis in the New Notes will be the same as such U.S. Holder's adjusted tax basis in the Original Notes surrendered in exchange therefor.

  Information Reporting and Backup Withholding. A U.S. Holder of Notes may be subject to backup withholding at a 31% rate with respect to "reportable payments," which include interest paid on or gross proceeds from the disposition of the Notes. The payor of any reportable payments will be required to deduct and withhold 31% of such payments if (i) the payee fails to furnish a correct Taxpayer Identification Number (a "TIN") to the payor in the prescribed manner, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) the payee has failed properly to report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required or (iv) the payee fails to properly certify that such payee is not subject to backup withholding. If any one of these events occurs with respect to a U.S. Holder of Notes, the Company, its paying or other withholding agent will be required to withhold 31% of any payments of principal, premium, if any, and interest on a Note. Corporations and certain other entities described in the Code and Treasury regulations and exempt from backup withholding if their exempt status is properly established.

  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a refund or credit against such holder's U.S. Federal income tax liability, so long as the required information is provided to the IRS. The Company, its paying agent or other withholding agent generally will report to a U.S. Holder of Notes and to the IRS the amount of any reportable payments made in respect of the Notes for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

  The following discussion is limited to persons who or which are Non-U.S. Holders. For these purposes, "Non-U.S. Holder" means a person that is not a U.S. Holder.

  Stated Interest. Subject to the discussion of backup withholding below, payments of interest on a Note to a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax, provided that (i) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company that are entitled to vote, (ii) the holder is not (a) a controlled foreign corporation that is related to the Company through stock ownership or (b) a bank receiving interest on a loan entered into in the ordinary course of business, (iii) such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and (iv) the Company or its paying agent receives (a) from the Non-U.S. Holder a properly completed Form W-8 (or substitute Form W-8) signed under penalties of perjury, which provides the Non-U.S. Holder's name and address and certifies that the Non-U.S. Holder is not a U.S. person or (b) from a security clearing organization, bank or other financial institution that holds the Notes in the ordinary course of its trade or business (a "financial institution") on behalf of the Non-U.S. Holder Certification under penalties of perjury that such a Form W-8 (or substitute Form W-8) has been received by it, or by another such financial institution, from the Non-U.S. Holder, and a copy of the Form W-8 (or substitute Form W-8) is furnished to the payor.

  A Non-U.S. Holder that does not qualify for exemption from withholding under the second preceding paragraph generally will be subject to withholding of U.S. Federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest on the Notes.

  If interest on the Notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, such interest will be subject to U.S. Federal income tax at the rate applicable to U.S. persons generally (and, with respect to corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. Federal income tax in accordance with these rules, such interest payments will not be subject to U.S. withholding tax so long as the relevant Non-U.S. Holder provides the Company or its paying agent with a properly executed Form 4224.

  The Treasury Department recently adopted Treasury regulations regarding information reporting and backup withholding. In general, such Treasury regulations unify current certification procedures and forms and clarify reliance standards and certain rules with respect to foreign partnerships. For example, such Treasury regulations require, in the case of Notes held by a foreign partnership, that (i) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule applies in the case of tiered partnerships. These regulations will become effective for payments made after December 31, 1999, subject to certain transition rules.

  Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

  Sale or Exchange of Notes. Subject to the discussion of backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of a Note generally will not be subject to U.S. Federal income tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied or
(iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. Federal income tax law applicable to certain expatriates.

  Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of any interest paid on the Notes in such year and the amount of tax withheld, if any, with respect to such payments. Copies of those information returns also may be made available, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides.

  Backup withholding and information reporting generally will not apply to interest payments made to a Non-U.S. Holder in respect of the Notes if such Non-U.S. Holder furnishes the Company or its paying agent with a properly executed certification on Form W-8 (or substitute Form W-8) signed under penalties of perjury stating that the beneficial owner is not a U.S. person and setting forth such Non-U.S. Holder's name and address, provided that neither the Company nor its paying agent has actual knowledge that such holder is a U.S. person or that the conditions of an exemption are not in fact satisfied. See the discussion in "--Stated Interest" with regard to the certification rules under recently enacted Treasury regulations.

  The payment of proceeds from a Non-U.S. Holder's disposition of Notes to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless such holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that such holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of the proceeds from a Non-U.S. Holder's disposition of a Note to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a U.S.-related person will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary, or the Non-U.S. Holder establishes an exemption. For this purpose, a "U.S.-related person" is
(i) a controlled foreign corporation for U.S. Federal income tax purposes or
(ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business. Neither information reporting nor backup withholding will apply to a payment of the proceeds of a Non-U.S. Holder's disposition of Notes by or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person. See the discussion above with regard to the certification rules under recently enacted Treasury regulations.

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. Federal income tax liability, provided that the requisite procedures are followed.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the date of this Prospectus and ending on the close of business on the day that is 180 days following the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection
with any such resale. In addition, until     , 1998, all dealers effecting
transactions in the New Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the date of this Prospectus, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (other than the expenses of counsel for the holders of the Original Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 28, 1996 and December 27, 1997 and for each of the three years in the period ended December 27, 1997 and the consolidated financial statements and financial statement schedules of RCN and subsidiaries as of December 31, 1996 and December 31, 1997 and for each of the three years in the period ended December 31, 1997 have been incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the

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

Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith is required to file reports and other information with the Commission. All reports and other information filed by the Company with the Commission may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents can be obtained at the public reference section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Stock is listed on the Nasdaq National Market, and such materials can be inspected at the offices of the Nasdaq National Market at 1735 K Street, NW, Washington, D.C. 20006.

  While any Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Level 3 Communications, Inc., 3555 Farnam Street, Omaha, Nebraska 68131, Attention: Vice President, Investor Relations, (402) 536-3677.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this Prospectus:

    (a) the Company's Annual Reports on Form 10-K/A for the year ended December 27, 1997;

    (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

    (c) the Company's Current Report on Form 8-K dated April 16, 1998;

    (d) the Company's Current Report on Form 8-K/A dated April 30, 1998; and

    (e) the Company's Current Report on Form 8-K dated May 28, 1998.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the Exchange Offer will be deemed incorporated by reference in this Prospectus, and those documents will be deemed to be a part of this Prospectus from the respective dates on which they are filed with the Commission. Any statement in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent a statement contained in this Prospectus or in a subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes the prior statement. Any statement which is so modified or superseded will not be deemed to constitute a part of this Prospectus, except as modified.

  The Company will provide without charge to each person to whom this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated by reference (but not of exhibits to those documents, unless particular exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Level 3 Communications, Inc., 3555 Farnam Street, Omaha, Nebraska 68131, Attention: Vice President, Investor Relations, (402) 536-3677.

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

                               GLOSSARY OF TERMS

access Telecommunications services that permit long distance carriers to use local exchange facilities to originate and/or terminate long distance service.

access charges               The fees paid by long distance carriers to LECs
                             for originating and terminating long distance calls on the LECs' local networks.

ATM Asynchronous Transfer Mode. An information transfer standard for routing traffic which uses packets (cells) of a fixed length.

AT&T                         AT&T Corp.

backbone A centralized high-speed network that interconnects smaller, independent networks. It is the through-portion of a transmission network, as opposed to spurs which branch off the through-portions.

bandwidth                    The number of bits of information which can move
                             through a communications medium in a given amount of time; the capacity of a telecommunications circuit/network to carry voice, data and video information. Typically measured in kbps and Mbps.

bit A contraction of the term Binary Digit, it is the basic unit in data communications. Bits are typically represented by ones or zeros.

CAP Competitive Access Provider. A company that provides its customers with an alternative to the local exchange company for local transport of private line and special access telecommunications services.

capacity                     The information carrying ability of a
                             telecommunications facility.

carrier A provider of communications transmission services by fiber, wire or radio.

Central Office               Telephone company facility where subscribers'
                             lines are joined to switching equipment for connecting other subscribers to each other, locally and long distance.

CLEC Competitive Local Exchange Carrier. A company that competes with LECs in the local services market.

collocation                  Collocation refers to the physical location of a
                             telecommunication carrier's equipment in ILEC or CLEC premises to facilitate the interconnection of their respective switching/routing equipment.

common carrier               A government-defined group of private companies
                             offering telecommunications services or
                             facilities to the general public on a non-discriminatory basis.

conduit A pipe, usually made of metal, ceramic or plastic, that protects buried cables.

dedicated lines              Telecommunications lines reserved for use by
                             particular customers.

dialing parity               The ability of a competing local or toll service
                             provider to provide telecommunications services in such a manner that customers have the ability to route automatically, without the use of any access code, their telecommunications to the service provider of the customers' designation.

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

DS-3 A data communications circuit capable of transmitting data at 45 Mbps. Currently used only by business/institutions and carriers for high-end applications.

DSL Digital Subscriber Line. An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 1.544 Mbps.

equal access                 The basis upon which customers of interexchange
                             carriers are able to obtain access to their Primary Interexchange Carriers' (PIC) long distance telephone network by dialing "1", thus eliminating the need to dial additional digits and an authorization code to obtain such access.

facilities-based carriers    Carriers that own and operate their own network
                             and equipment.

FCC                          Federal Communications Commission.

fiber optics                 A technology in which light is used to transport
                             information from one point to another. Fiber optic cables are thin filaments of glass through which light beams are transmitted over long distances carrying enormous amounts of data.
                             Modulating light on thin strands of glass produces major benefits including high bandwidth, relatively low cost, low power consumption, small space needs and total insensitivity to electromagnetic interference.

HTML Hypertext Markup Language. A method of organizing information on a web page.

ILEC Incumbent Local Exchange Carrier. A company historically providing local telephone service. Often refers to one of the Regional Bell Operating Companies (RBOCs). Often referred to as "LEC" (Local Exchange Carrier).

interconnection              Interconnection of facilities between or among
                             local exchange carriers, including potential physical collocation of one carrier's equipment in the other carrier's premises to facilitate such interconnection.

InterLATA                    Telecommunications services originating in a LATA
                             and terminating outside of that LATA.

Internet A global collection of interconnected computer networks which use a specific communications protocol.

IntraLATA                    Telecommunications services originating and
                             terminating in the same LATA.

IP Internet Protocol. Network protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

ISDN Integrated Services Digital Network. An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 128 Kbps.

ISPs Internet Service Providers. Companies formed to provide access to the Internet to consumers and business customers via local networks.

IXC
                             Interexchange Carrier. A telecommunications company that provides telecommunications services between local exchanges on an interstate or intrastate basis.

Kbps Kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.

LATA Local Access and Transport Area. A geographic area composed of contiguous local exchanges, usually but not always within a single state. There are approximately 200 LATAs in the United States.

leased line                  Telecommunications line dedicated to a particular
                             customer along predetermined routes.

LEC Local Exchange Carrier. A telecommunications company that provides telecommunications services in a geographic area in which calls generally are transmitted without toll charges. LECs include both RBOCs and competitive local exchange carriers.

local exchange               A geographic area determined by the appropriate
                             state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

local loop                   A circuit that connects an end user to the LEC
                             central office within a LATA.

long distance carriers       Long distance carriers provide services between
 (interexchange carriers)    local exchanges on an interstate or intrastate
                             basis. A long distance carrier may offer services over its own or another carrier's facilities.

Mbps Megabits per second. A transmission rate. One megabit equals 1,024 kilobits.

MCI                          MCI Communications, Inc.

multiplexing                 An electronic or optical process that combines a
                             large number of lower speed transmission lines into one high speed line by splitting the total available bandwidth into narrower bands
                             (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

NAP Network Access Point. A location at which ISPs exchange each other's traffic.

OC-12 A data communications circuit consisting of twelve DS-3s capable of transmitting data at 540 Mbps.

peering The commercial practice under which ISPs exchange each other's traffic without the payment of settlement charges. Peering occurs at both public and private exchange points.

POP Point of Presence. Telecommunications facility where the Company locates network equipment used to connect customers to its network backbone.

private line                 A dedicated telecommunications connection between
                             end user locations.

PSTN Public Switched Telephone Network. That portion of a local exchange company's network available to all users generally on a shared basis (i.e., not dedicated to a particular user). Traffic along the public switched network is generally switched at the local exchange company's central offices.

RBOCs Regional Bell Operating Companies. Originally, the seven local telephone companies (formerly part of AT&T) established as a result of the AT&T Divestiture. Currently consists of five local telephone companies as a result of the mergers of Bell Atlantic with NYNEX and SBC with Pacific Telesis.

reciprocal compensation      The same compensation of a new competitive local
                             exchange carrier for termination of a local call by the local exchange carrier on its network, as the new competitor pays the local exchange carrier for termination of local calls on the local exchange carrier network.

resale Resale by a provider of telecommunications services (such as a LEC) of such services to other providers or carriers on a wholesale or a retail basis.

router Equipment placed between networks that relays data to those networks based upon a destination address contained in the data packets being routed.

SONET Synchronous Optical Network. An electronics and network architecture for variable bandwidth products which enables transmission of voice, data and video (multimedia) at very high speeds. SONET ring architecture provides for virtually instantaneous restoration of service in the event of a fiber cut by automatically rerouting traffic in the opposite direction around the ring.

special access services      The lease of private, dedicated
                             telecommunications lines or "circuits" along the network of a local exchange company or a CAP, which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end user to a long distance carrier POP.

Sprint                       Sprint Corporation.

switch A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

switched service carriers    A carrier that sells switched long distance
                             service and generally refers to a carrier that owns its switch.

TCP/IP                       Transmission Control Protocol/Internet Protocol.
                             A suite of network protocols that allows computers with different architectures and operating system software to communicate with other computers. A type of IP.

unbundled                    Services, programs, software and training. Sold
                             separately from the hardware.

unbundled access             Access to unbundled elements of a
                             telecommunications services provider's network including network facilities, equipment, features, functions and capabilities, at any technically feasible point within such network.

VPN Virtual Private Network. A network capable of providing the tailored services of a private network (i.e., low latency, high throughput, security and customization) while maintaining the benefits of a public network (i.e., ubiquity and economies of scale).

WAN Wide Area Network. A data communications network designed to interconnect personal computers, workstations, mini computers, file servers and other communications and computing devices across a broad geographic region.

Web Site A server connected to the Internet from which Internet users can obtain information.

wireless A communications system that operates without wires. Cellular service is an example.

World Wide Web or Web        A collection of computer systems supporting a
                             communications protocol that permits multimedia presentation of information over the Internet.

xDSL A term referring to a variety of new Digital Subscriber Line technologies. Some of these varieties are asymmetric with different data rates in the downstream and upstream directions. Others are symmetric. Downstream speeds range from 384 kbps (or "SDSL") to 1.5-8 Mbps (or "ADSL").

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH THE INFORMATION IS GIVEN IN
THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 -------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Information Regarding Forward-Looking Statements......................... iii
Summary..................................................................   1
Risk Factors.............................................................  10
Use of Proceeds..........................................................  25
Capitalization...........................................................  25
The Exchange Offer.......................................................  26
Selected Financial Data of the Company...................................  33
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  34
Industry Overview........................................................  45
Business.................................................................  49
Management...............................................................  69
Security Ownership of Certain Beneficial Owners and Management...........  72
Certain Transactions and Relationships...................................  73
Description of the Notes.................................................  75
Registration Rights...................................................... 107
Certain Federal Income Tax Considerations................................ 109
Plan of Distribution..................................................... 113
Legal Matters............................................................ 113
Experts.................................................................. 113
Available Information.................................................... 113
Incorporation of Certain Documents By Reference.......................... 114
Glossary of Terms........................................................ 115

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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                                      LOGO

                              9 1/8% SENIOR NOTES
                                    DUE 2008

                                   --------

                                   PROSPECTUS

                                       , 1998

                                   --------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

  A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

  In accordance with Section 145 of the DGCL, Article XI of the Company's Restated Certificate of Incorporation (the "Certificate") and the Company's By-laws (the "By-laws") provide that the Company shall indemnify each person who is or was a director, officer or employee of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under subsections 145(a), (b), and (c) of the DGCL or any successor statute. The indemnification provided by the Certificate and the By-laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. The Certificate further provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

  The By-laws provide that the Company may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liabilities asserted against such persons arising out of such capacities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
     4.1     --Indenture dated as of April 28, 1998 between the Company and IBJ
               Schroder Bank & Trust Company as trustee relating to the 9 1/8%
               Senior Notes due 2008.
     4.2     --Registration Agreement dated as of April 23, 1998 between the
               Company and the Initial Purchasers.
     5       --Opinion of Willkie Farr & Gallagher.*
     8       --Opinion of Willkie Farr & Gallagher with respect to certain tax matters.*
    12       --Statement Regarding Computation of Ratio of Earnings to Fixed
               Charges.
    23.1     --Consent of Coopers & Lybrand L.L.P.
    23.2     --Consent of Coopers & Lybrand L.L.P.
    23.3     --Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit 5)*.
    24       --Power of Attorney (included on the signature pages hereto).
    25       --Statement on Form T-1 of Eligibility of Trustee.*
    99.1     --Form of Letter of Transmittal.
    99.2     --Form of Notice of Guaranteed Delivery.
    99.3     --Form of Letter to Clients.
    99.4     --Form of Letter to Nominees.

--------
* To be filed by amendment.

  (b) Financial Statement Schedules:

  All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of registrants pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the 9th day of June, 1998.

                                          Level 3 Communications, Inc.

                                                    /s/ James Q. Crowe
                                          By: _________________________________
                                                      James Q. Crowe
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  The undersigned officers and directors of Level 3 Communications, Inc., hereby severally constitute and appoint James Q. Crowe, R. Douglas Bradbury, Terrence J. Ferguson and Neil J. Eckstein, and each of them, attorneys-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments) and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all interests and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.

                NAME                           TITLE                 DATE

        /s/ Walter Scott, Jr.          Chairman of the           June 9, 1998
-------------------------------------   Board
          Walter Scott, Jr.

         /s/ James Q. Crowe            President, Chief          June 9, 1998
-------------------------------------   Executive Officer
           James Q. Crowe               and Director

       /s/ R. Douglas Bradbury         Executive Vice            June 9, 1998
-------------------------------------   President, Chief
         R. Douglas Bradbury            Financial Officer
                                        and Director
                                        (principal
                                        financial and
                                        accounting officer)

                NAME                            TITLE                DATE
                ----                            -----                ----

       /s/ Robert B. Daugherty          Director                 June 9, 1998
-------------------------------------
         Robert B. Daugherty

       /s/ William L. Grewcock          Director                 June 9, 1998
-------------------------------------
         William L. Grewcock

        /s/ Charles M. Harper           Director                 June 9, 1998
-------------------------------------
          Charles M. Harper

        /s/ Richard R. Jaros            Director                 June 9, 1998
-------------------------------------
          Richard R. Jaros

        /s/ Robert E. Julian            Director                 June 9, 1998
-------------------------------------
          Robert E. Julian

        /s/ David C. McCourt            Director                 June 9, 1998
-------------------------------------
          David C. McCourt

       /s/ Kenneth E. Stinson           Director                 June 9, 1998
-------------------------------------
         Kenneth E. Stinson

        /s/ Michael B. Yanney           Director                 June 9, 1998
-------------------------------------
          Michael B. Yanney